As confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on August 3, 2018 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-__________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO

CONFIDENTIAL SUBMISSION ON

FORM F-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FUQIN FINTECH LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	6199	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

No.8 Guanghua Dongli

Zhonghai Guangchang, South Tower, 7th Floor

Chaoyang District, Beijing, PRC 100020

+86-010 8018 0588

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

Vcorp Services, LLC
25 Robert Pitt Drive, Suite 204
Monsey, NY 10952

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 +1-212-588-0022 — telephone +1-212-826-9307 — facsimile	Fang Liu Esq. Mei & Mark LLP 818 18th Street NW Suite 410 Washington, DC 20006 +1-888-860-5678 x 718 — telephone +1-888-706-1173 — facsimile

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Share		Proposed Maximum Aggregate offering Price(1)		Amount of Registration Fee(5)
Ordinary Shares, par value $0.0001 per share(2)	[●]	$	[●]	$	[●]	$	[●]
Ordinary Shares, par value $0.0001 per share(2)(3)	4,999,999	$	[●]	$	[●]	$	[●]
Underwriter Warrants(4)	—		—		—		—
Ordinary Shares, par value $0.0001 per share underlying Underwriter Warrants(4)	[●]		[●]		[●]		[●]
Total	[●]	$	[●]	$	[●]	$	[●]

(1)	The registration fee for securities is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, assuming the sale of the maximum number of shares at the highest expected offering price, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional Ordinary Shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

(3)	Reflects the resale by the selling shareholders set forth herein of up to 4,999,999 ordinary shares.

(4)

The Registrant will issue to the Underwriter warrants to purchase a number of ordinary shares equal to an aggregate of six point seven five percent (6.75%) of the ordinary shares (the “Underwriter Warrant”) sold in the offering. The exercise price of the Underwriter Warrants is equal to 125% of the offering price of the ordinary shares offered hereby. Assuming a maximum placement and an exercise price of $[●] per share, we would receive, in the aggregate, $[●] upon exercise of the Underwriter Warrants. The ordinary shares underlying the Underwriter Warrants are exercisable within three years commencing 180 days from the effective date of the offering at any time, and from time to time, in whole or in part.

(5)	To be paid upon first non-confidential filing of registration statement with the United States Securities and Exchange Commission (the “SEC”).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two prospectuses, as set forth below.

●

Public Offering Prospectus. A prospectus to be used for the public offering by the Registrant of up to [●] ordinary shares of the Registrant (including up [●] ordinary shares underlying the Underwriter Warrant) (the “Public Offering Prospectus”) through the Underwriter named on the cover page of the Public Offering Prospectus.

●	Resale Prospectus. A prospectus to be used for the resale by selling shareholders of up to 4,999,999 ordinary shares of the Registrant (the “Resale Prospectus”).

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different outside and inside front covers;

●	they contain different Offering sections in the Prospectus Summary section beginning on page 1;

●	they contain different Use of Proceeds sections on page 47;

●	the Capitalization, Dilution, Post-Offering Ownership sections on page 50, page 52 and page 53 of the Public Offering Prospectus are deleted from the Resale Prospectus respectively;

●	a Selling Shareholders section is included in the Resale Prospectus beginning on page 128;

●	references in the Public Offering Prospectus to the Resale Prospectus will be deleted from the Resale Prospectus;

●	the Underwriting section from the Public Offering Prospectus on page 119 is deleted from the Resale Prospectus and a Plan of Distribution is inserted in its place;

●	the outside back cover of the Public Offering Prospectus is deleted from the Resale Prospectus.

The Registrant has included in this Registration Statement, after the financial statements, a set of alternate pages to reflect the foregoing differences of the Resale Prospectus as compared to the Public Offering Prospectus.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED AUGUST 3, 2018

FUQIN FINTECH LIMITED

Minimum Offering: [●] Ordinary Shares

Maximum Offering: [●] Ordinary Shares

This is an initial public offering of ordinary shares of Fuqin Fintech Limited, a Cayman Islands exempted company. We are offering a minimum of [●] and a maximum of [●] of our ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price of our ordinary shares is expected to be between $[●] and $[●] per share. We have submitted an application to list our ordinary shares on Nasdaq Capital Market under the symbol “FQJR.” We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we are so listed.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 14.

	Per Ordinary Share		Minimum Offering		Maximum Offering
Assumed public offering price	$	[●]	$	[●]	$	[●]
Underwriter fees and commissions(1)	$	[●]	$	[●]	$	[●]
Proceeds to us, before expenses(1)(2)	$	[●]	$	[●]	$	[●]

(1)

We will pay the Underwriter 6.75% of the gross proceeds of this offering. In addition to the cash commission, we will also reimburse the Underwriter for its out-of-pocket expenses in an amount not to exceed $100,000 and an advisory fee of $45,000. See “Underwriting” in this prospectus for more information regarding our arrangements with the Underwriter.

(2)	The total estimated expenses related to this offering are set forth in the section entitled “Fees, Commission and Expense Reimbursement.”

We expect our total cash expenses for this offering, including cash expenses payable to our underwriter, Boustead Securities, LLC (the “Underwriter”), for its reasonable non-accountable and accountable expenses referenced above, exclusive of the above commissions. The Underwriter must sell the minimum number of securities offered ([●]) if any are sold. The Underwriter is only required to use its best efforts to sell the maximum number of securities offered ([●]). In addition, we have agreed to issue to the Underwriter and to register herein warrants to purchase up to a total of [●] ordinary shares (equal to 6.75% of the maximum number of ordinary shares sold in this offering) and to also register herein such underlying shares. The warrants will be exercised at any time, and from time to time, in whole or in part, commencing from the closing of the initial public offering and expiring three (3) years from the effective date of the registration statement. The warrants are exercisable at a per share price of 125% of the fair market value price of the ordinary shares for the Company as of the date the Company receives the funds. The offering will close or terminate, as the case may be, upon the earlier of: (i) a date mutually acceptable to us and the Underwriter after the minimum offering amount of our offering is raised, or (ii) 90 days from the effective date (the “Effective Date”) of the Registration Statement and for a period of up to 60 additional days if extended by agreement of the Company and the Underwriter (the “Termination Date”). Until we sell at least [●] shares, all investor funds will be held in an escrow account at Signature Bank. If we do not sell at least [●] shares by the Offering Termination Date, all funds will be promptly returned to investors without interest or deduction. If we complete this offering, net proceeds will be delivered to us on the closing date. We plan to use our proceeds in our subsidiaries in China, however, we will not be able to use such proceeds until we complete certain remittance procedures in China. If we complete this offering, then on the closing date, we will issue ordinary shares to investors in the offering on ordinary shares sold in this offering. One of the conditions to our obligation to sell any securities through the Underwriter is that, upon the closing of the offering, the Ordinary Shares would qualify for listing on the Nasdaq Capital Market.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2018.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the ordinary shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

Neither we nor any of the underwriters have taken any action that would permit a public offering of the ordinary shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of the prospectus outside the United States.

Until      , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, “we”, “us”, “our company”, “Company”, “our” and “Fortunes Capital” refer to

●	Fuqin Fintech Limited, a Cayman Islands exempted company (“Fuqin Fintech” when individually referenced);

●	Fortunes Capital Financial Holding (HK) Limited (“Fortunes Capital HK” when individually referenced), a Hong Kong company that is a wholly-owned subsidiary of Fuqin Fintech;

●	Keen Point Enterprise Group, Limited (“Keen Point” when individually referenced), a Hong Kong company that is a wholly-owned subsidiary of Fuqin Fintech;

●	Fuqin Jinkong Development (Beijing) Co. Ltd. (“Fuqin Jinkong” when individually referenced) (also referred to as 富勤金控科技发展（北京）有限公司, a PRC company (“Fuqin Jinkong” when individually referenced), a wholly foreign owned enterprise (“WFOE”) and a wholly owned subsidiary of Fortunes Capital HK;

●	Fuqin Huizhong Financial Lease (Beijing) Co. Ltd. (“Huizhong” when individually referenced) (also referred to as 富勤惠众融资租赁（北京）有限公司, a PRC company, a WFOE and a wholly owned subsidiary of Keen Point;

●	Fuqin Hengye Technology Development (Beijing) Co. Ltd. (“Hengye” when individually referenced) (also referred to as 富勤恒业科技发展（北京）有限公司), a PRC company and a variable interest entity (“VIE”) controlled by Huaishan Cao, Xingliang Li, Xiaoqing Ma, and Yaojun Liu.

●	Fuqin Yidai Information Consulting (Beijing) Co, Ltd. (“Yidai” when individually referenced) (also referred to as 富勤易贷信息咨询（北京）有限公司), a PRC company and a VIE that is wholly-owned by Hengye.

●	Fuqin Pucheng Credit Management (Beijing) Consulting Co, Ltd. (“Pucheng” when individually referenced) (also referred to as 富勤普诚（北京）信用管理有限公司), a PRC company and a VIE that is wholly-owned by Hengye.

●	Fuqin International Commercial Factoring Co. Ltd. (“Fuqin Factoring” when individually referenced) (also referred to as 富勤国际商业保理有限公司), a PRC company and a VIE that is wholly-owned by Hengye.

Hengye, Pucheng, Fuqin Factoring, and Yidai are collected referred to as the “VIEs” hereafter.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Period Ended RMB: USD exchange rate	6.4387	6.9437
Period Average RMB: USD exchange rate	6.7547	6.6430

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Huaishan Cao,” even though, in Chinese, Mr. Cao’s name is presented as “Cao Huaishan.”

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We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not directly or indirectly sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

Overview

Incorporated on June 23, 2017, Fuqin Fintech Limited is a Cayman Islands exempted company. In November 2017, we completed a legal reorganization with which our current controlling shareholder Fortunes Capital Fintech Holding Limited (“Fortunes Capital Cayman”), a Cayman Islands exempted company that was controlled by Huaishan Cao, transferred its 100% equity interest in Keen Point to our Company (the “Reorganization”). Prior to the completion of such transfer, Fortunes Capital Cayman held 100% of the total issued and outstanding shares of Keen Point. In addition, our Chairman Huaishan Cao currently has the majority interest and control over our VIEs. While the transfer was for zero to nominal considerations, since our Company and our subsidiaries and VIEs are effectively controlled by the same controlling shareholder before and after the reorganization, they will be considered under common control. The above mentioned transactions are accounted for as a recapitalization and are collectively referred to as the “Reorganization” hereafter. The consolidation of our Company and our subsidiaries and VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statement.

We conduct our business in China through our subsidiaries and VIEs. We are a leading online lending marketplace platform providing information intermediary service connecting borrowers and lenders. Different from companies that provide or facilitate consumer credit financing, we focus our attention only on facilitating loans secured by the borrowers’ automobiles, where we believe the market potential is vast and the risk level is low because the borrowers pledge the security interests in their cars as collaterals to the loans.

We opened our first business outlet in Shandong province in January 2014 and launched our online automobile finance marketplace in February 2016. We have business outlets all over the country, covering 86 second-, third-, and forth-tier cities. Our business outlets allow us to promote our brand and recognition, assist our customers in loan applications, conduct due diligence, and install GPS devices as needed. All of the loans we facilitated are secured by the security interests in the borrowers’ automobiles. Our targeted customers are primarily individual consumers, micro-, small- and medium-sized enterprises, and sole proprietors in the less developed regions of China. The automobiles they finance with us are, in many cases, vital to their day-to-day life or operations of business. As of December 31, 2017, we have facilitated over RMB 2,242,130,000 (USD 331,936,281) in secured loans since inception. The total loan facilitated through our platform was RMB 512,000,000 (USD 73,752,898) in the fiscal year ended December 31, 2016 and RMB 1,573,290,000 (USD 232,917,820) in the fiscal year ended December 31, 2017. Our risk management and our business model lowered the delinquency rate significantly for lenders. Refer to disclosure of our delinquency rate in the “Management Discussion & Analysis” section of this registration statement.

Of the total amount of RMB 2,242,130,000 (USD 331,936,281) that we have facilitated as of December 31, 2017, RMB 935,093,000 (USD 138,435,904) was facilitated through our online channels and RMB 1,307,037,000 (USD 193,500,378) was facilitated through our offline channels. As of December 31, 2017, the average amount invested through our platform by lenders via our online channel and offline channels was RMB 91,200 (USD 13,502) and RMB 183,900 (USD 27,225) respectively.

There is an increasing trend of loans coming more from online rather than offline channels. This is due to the continuous development of our online lending platform, thereby providing more convenient and efficient services to the borrowers and lenders, and increasing the efficiency of loan matching. This has helped increase the volume of the loan facilitations through us, and therefore helped increase our revenue.

Our borrowers and lenders come from a variety of channels, including online sources, such as the internet and our mobile applications, as well as offline sources, such as the on-the-ground sales teams in our business outlets. We have more than 1,800 full-time and 200 part-time experienced sales representatives in 96 outlets. We also work with 96 third party business referral intermediaries that generate sales leads for us. Our sales representatives work directly with our customers, who we believe, given their financial condition and size of business, are often underserved by larger financial institutions. Through our online marketplace, we are able to reach more potential customers and lenders. The loan application for the borrowers is simple and straight-forward. We gather the information about the applicant’s credit, car title, insurance and tax payment. We are able to make decisions based on big data1 analysis with regard to the value of the car and any potential risks with the applicant. In addition, the loans facilitated through our platform provide lenders with attractive returns with investment thresholds as low as RMB 100 (USD 15). We also provide flexibility to the lenders, with different thresholds and exit time, each loan facilitated by us is secured by the security interest in the borrowers’ automobiles. Furthermore, we have a professional asset protection team to collect the automobiles upon borrowers’ delinquencies on loans. We currently conduct our business operations exclusively in China, and our online automobile finance marketplace does not facilitate loans from lenders located in the United States.

1 The term of big data” refers to extremely large data sets that may be processed through professional technologies and techniques, analyzed computationally to reveal valuable patterns, trends, and associations, especially relating to human behavior and interactions. We obtain this data primarily through accumulation of information from our past operating experience and third-party market researchers.

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●

We focus exclusively on facilitating loans secured by the security interests in the borrowers’ automobile. Unlike cash or consumer credit financing platforms, our business practices require borrowers to pledge the security interests in their automobile to secure the loan. We believe the existence of collateral to the loans significantly lowers the risk of default. We have obtained financial leasing and factoring licenses from various government authorities which gives us the ability to start offering financial leasing services to individuals and businesses.

●

We have been and will continue to develop our market in second-, third- and fourth-tier cities. These cities are underserved by traditional financial institutions, but the business potential in these cities is substantial because the markets are not as saturated as first-tier cities and we can meet the demand with our efficient and convenient lending and financing service.

●	We have a 2-prong marketing and customer acquiring method - online platform and offline outlets. Our online platform is straightforward and easy to use. Our offline outlets are equipped with professional sales teams that provide customer services in person. Using both channels, we have built our brand recognition among customers, which, in turn, has been driving our sales leads.

●

We have developed an industry leading professional asset protection team, consisting of experienced professionals, mechanics and specialists who are able to collect the collateral automobiles using efficient and safe methods.

●	We have developed an advanced analytical model to enhance our ability to identify potential borrowers Online and on the mobile platform.

●	We developed the Auto Risk Management System (ARMS), which enables us to cut down on risk assessment time, reduce fraud significantly, and to foresee and prevent malicious behavior before it even happens.

Our primary source of revenue is the service fee earned on the loans facilitated through us.

Our Products and Services

Services offered to Borrowers

We primarily facilitate online lending between borrowers and lenders on our marketplace. We are leading in the auto-collateralized lending segment in the online lending marketplace in the People’s Republic of China (“PRC”). For the loans we facilitate, the APR paid by borrowers to lenders ranges from 6.96% to 18%, with the specific rate charged dependent upon a risk assessment of the borrower and the value of the automobile. Within the range of 6.96% to 18% APR rates, the most prevalent rate is 11.88%, which accounts for 45.09% of all the loans facilitated through us. The following chart provides information regarding the frequency of these different rates facilitated through our platform:

We believe that these loans are simple and quality products that make it easy for borrowers to budget their repayment obligations and meet their financial needs. All of the loans facilitated through our platform have terms from 1 month to 24 months.

For the years ended December 31, 2015, 2016, and 2017, the average amounts for the loans facilitated through our platform were approximately RMB 220,000 (USD 35,380), RMB 87,000 (USD 13,100), and RMB 98,614 (USD 14,599) respectively. To apply for a loan with us, a borrower needs to complete an application on our online marketplace or in one of our business outlets, and provide their personal details and car title details, which include PRC identification card, driver license, vehicle registration certificate, vehicle license, tax voucher/invoice of vehicle purchase, original/transfer invoice of vehicle, insurance policy of compulsory traffic accident liability insurance, tax payment certificate of vehicle and vessel tax, insurance policy of commercial insurance, as well as the desired loan amount and term.

Loan pricing mechanism

We price the loans facilitated through us with an APR calculated to correspond to a risk assessment based on the borrowers’ credit and the value of the automobiles. These loans are quoted as a fee rate displayed as an APR, which is a fixed interest rate that borrowers pay lenders for borrowing loans from them.

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As for our facilitation services, we will charge a service fee from the borrowers for matching them with the lenders. The service fee is a standalone fee from the APR. The APR is fully paid by the borrowers to the lenders. We charge borrowers a separate service fee that is charged as a percentage of the loan contract. All fees are clearly disclosed to the borrowers upfront. Currently, all our revenue is derived from our facilitation service fees. A prepayment premium is imposed as a percentage of the amount prepaid. A penalty fee for late payment is imposed as a percentage of the amount past due. The total amounts of prepayment premiums and penalties were $589,300 and US$908,643 for the years ended December 31, 2016 and 2017 respectively. The prepayment premiums and penalties are part of the investment returns for the lenders, and are not retained by us, therefore are not recognized in our financial statements.

Services offered to Lenders

Lenders have an opportunity to invest in a wide range of loans facilitated through our platform with attractive returns. We believe having the borrowers pledge the security interest in their cars as collateral, together with our risk management and fraud detection systems and our asset protection practice, will increase lenders’ confidence in the quality of the loans that they are investing in through our platform.

Fee charged to lenders

Currently, we do not charge lenders any service fee. In the future, we plan to charge lenders on-going monthly management fees, as well as one-time service fees depending on their specific investment activity on our marketplace.

Investing tool

The funds that the lenders invest through our platform are deposited in their respective escrow accounts at Shanghai Fuiou Payment Service Co., Ltd. (used since inception) and Bank of Langfang (we shifted to Bank of Langfang since June 2017 and Fuiou is now primarily used to collect and disburse payments related to old lenders). Our automated investing tool automatically allocates committed funds from multiple lenders among multiple approved borrowers, which goes beyond the simple one-to-one matching between lenders and borrowers and could be viewed as building a portfolio to diverse the risk of investment. We provide the lenders with a customized service that is accommodated to the lenders’ expected timing of exit, amount of investment, and expected return.

The minimum threshold for a lending commitment on our platform is RMB 100 (USD 15). Most of the loans facilitated through our platform have an amount from RMB 20,000 to RMB 100,000 with a 3- to 6-month term. As of December 31, 2015, the average amount invested through our platform by lenders via online and offline channels was RMB nil (USD nil) and RMB 56,920 (USD 9,060), respectively. As of December 31, 2016, the average amount invested through our platform by lenders via online channel and offline channel were RMB 84,270 (USD 12,680) and RMB 94,400 (USD 14,210) respectively. As of December 31, 2017, the average amount invested through our platform by lenders via our online channel and offline channel was RMB 91,200 (USD 13,502) and RMB 183,900 (USD 27,225) respectively.

Our platform and the service process

We believe that our platform enables an efficient loan facilitation process, credit assessment, and automobile evaluation to accurately determine an applicant’s creditworthiness, the value of the car and potential risks with regard to the loan, and a superior overall user experience. Our platform touches each point of our relationship with the borrowers and lenders, from the application process, the funding and servicing of loans, the monitoring of the risk, through the recovery of the collaterals.

We provide an automated, streamlined application process. To borrowers and lenders alike, the process is designed to appear simple, seamless, and efficient, but our platform leverages sophisticated, proprietary technology to make it possible. The entire process from initial application to disbursement of lenders’ funds typically takes one to two days, but can be as fast as four hours.

Stage 1: Borrower Acquisition

We utilize online and offline channels for borrower acquisition. Prospective borrowers can learn about our company and our products and services through our website and mobile applications. In addition, we have over 1,800 full-time sales representatives in business outlets in 96 cities. The sales team will approach prospective borrowers through cold calls, advertisements, and referrals. We also have 96 business development intermediaries having physical locations (i.e. used car shops, real estate agents, job placement agents) that generate sales leads for us.

Stage 2: Car Evaluation

Once we encounter a prospective borrower, we invite the prospective borrower to bring his/her car to one of our business outlets for a preliminary car evaluation. The prospective borrower is required to bring the car to our business outlets for physical evaluation prior to receiving a loan. Our employees at the business outlet take pictures of the car and conduct researches to determine the value of the car. For a more accurate estimate, we utilize big data from a variety of automobile sales platforms to confirm the value of the car. A car evaluation report is then submitted to our Beijing office for final determination on the value of the car.

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Stage 3: Application

Our borrower application process begins with the submission of a loan application by a prospective borrower. Borrowers can apply at our business outlets, through our website, or mobile applications. As part of both the online and offline application process, the prospective borrower is asked to provide various personal details including PRC identity card information, employer information, bank account information, credit card information, vehicle registration certificate, and vehicle license.

New lenders sign up to our marketplace using a simple online portal. The funds they invest in our marketplace are deposited into an escrow account at Shanghai Fuiou Payment Service Co., Ltd., (used since inception) and Bank of Langfang (we shifted to Bank of Langfang since June 2017 and Fuiou is now primarily used to collect and disburse payments related to old lenders).

Stage 4: Anti-Fraud, Credit Assessment, and Decision-making

In order to efficiently screen applicants, we have designed an initial qualification phase to review the basic information regarding a prospective borrower that has been submitted with the application and gathered by us from available sources. We also conduct research to make sure that there is no outstanding lien or judgment against the car, and that the prospective borrower has paid off all outstanding traffic tickets.

Following initial qualification, we interview the prospective borrower at one of our business outlets. For a prospective borrower who passes our initial qualification phase and the interview, the application proceeds to our assessment team at the risk management department for review. The assessment team reviews the application documents, focusing on the prospective borrower’s financial situation, credit, and value of the car. Once complete, the prospective borrower’s loan application either is approved and proceeds to the next stage, or the prospective borrower is notified of the decision to decline the application.

Stage 5: Approval, Listing and Funding

Once the loan application is approved, we make a set of agreements (including all the involved parties, the borrower, the lender, and the Company) available for the prospective borrower’s review and approval. The set of agreements include a Credit Consultation and Management Agreement, a Warm Prompt for Pledged Vehicle, an Authorization Letter, a Repayment Management Service Instruction, a Service Agreement, Agreement on Vehicle Pledge Loan, a Delegate Authorization Letter for Withholding Fees, and an Agreement on Dedicated Account of Bank of Langfang. Upon execution of the agreements, we install our GPS in the car, and subsequently register the pledge and the collateral with the local Department of Motor Vehicles.

Once the agreements are signed and the GPS is installed, the loan is then registered on our marketplace. Our algorithms will match lenders with the borrower. Funds are then drawn from the lenders’ escrow account to the borrower’s account at Bank of Langfang, and the borrower will sign the Receipt.

Stage 6: Servicing and Asset Protection

We utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan payments to the escrow account at Bank of Langfang, and authorize us to debit their account for the transfer of scheduled loan repayments to the lenders. We check the balances in the lenders’ escrow accounts and reconcile the transactions against our records on a daily basis.

As a day-to-day service to borrowers, we provide payment reminder services such as sending reminders via text message on the day a repayment is due. Once a repayment is past due, we also send additional reminders via email, text message or phone call on the 7th day before, the 3rd day before and on the day of scheduled payment.

A loan will be deemed to have become delinquent when the borrower had missed a payment at the time of 6:00 pm on the repayment date and the borrower had not reached an agreement with the Company regarding the resolution of the loan repayment. When a loan is delinquent, we will follow up with the borrower immediately if we noticed the borrower has missed the payment at the 6:00 pm cut-off time. We will notify the borrower of the late payment and inquire with the borrower of his or her plan to settle the late payment. If the borrower does not reach a repayment resolution with us after our follow-up with the borrower, we will deploy our asset protection process. Our asset protection team is well-trained and able to handle different kinds of situations, and collect the pledged cars in an efficient and safe way. The missed payment could be any instalment payment and our repossession could be triggered immediately or within a couple of days depending on the cases of the borrower (i.e. depending on our assessment of the borrower’s intention and willingness to settle the payment based on our follow-up communications with the customer). The repossession is to ensure that the lenders’ investments are protected. The borrower can pay off the loan and remove the security interest on the title. We will not trigger the disposal process if the borrower later settles the missed payment, explains the reasons behind the late payment, and expresses the intention to repay the remaining instalment payments. If the borrower is unable or expresses unwillingness to repay the balance of the loan, the borrower will sign a Vehicle Sales Contract authorizing us to sell the collateral car. We will then sell the car and repay the lenders with the proceeds of the sale. The lenders bear the risk of loss if the proceeds of the sale do not cover the principle and interest of the loan.

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Industry and Market Background

Auto consumption demand in China is growing rapidly, but remains underfinanced, suggesting tremendous growth potential for China’s auto finance market.

Auto consumption in China has experienced rapid growth as a result of China’s economic development and rising consumption power among Chinese consumers. According to the National Bureau of Statistics of China, China’s GDP increased from RMB 67.7 trillion in 2015 to RMB 74.4 trillion in 2016. Consumption has increasingly become an important driver of China’s GDP growth. Auto consumption has grown 19.8% in 2016 compared to 2015. By the end of 2016, the number of passenger vehicles in use reached 199.28 million in China, with an average car ownership of 27.7 units per 100 households, according to the National Bureau of Statistics of China. In addition, sales of new passenger vehicles in China have reached roughly 28 million, among which 19.4 million are used passenger vehicles. The penetration rate of the auto finance industry in China is about 38.6% for new vehicles, and about 8%-10% for used vehicles (China Industry Information Network run by Beijing Zhikao Kexin Consulting Co., Ltd. at http://www.chyxx.com/industry/201711/580324.html, and Roland Berger 2017 China Auto Finance Report at https://www.rolandberger.com/zh/Publications/pub_2017_china_auto_finance_report.html). As compared to the penetration rate of 85.5% for new vehicles 53% in the US for the third quarter of 2017 (Experian at http://www.experian.com/assets/automotive/quarterly-webinars/2017-q3-safm-recording.pdf), the auto finance market in China has a huge potential for growth. In addition, car buyers who choose installment payments accounted for 53.3% of overall buyers in 2016, a 23.3% increase compared to 30% in 2015, which illustrates the large potential for the auto finance of passenger vehicles (http://www.sohu.com/a/155243478_576579). As the urbanization drive in China goes on, the country has seen a significant percentage of the population moving from the countryside to cities. As such, new city immigrants will continue to drive up auto consumption in China.

In addition, Fintech has achieved mass adoption in China, with 69% of consumers across 20 different markets. China is leading the way in adopting Fintech services for savings and investments, as well as borrowing. In China, 58% of consumers have used Fintech savings and investment services, compared to 39% of Indian consumers and 27% of US consumers. Moreover, 46% of consumers in China have used Fintech borrowing services, compared to 20% of Indian consumers and 13% US consumers. In China, open regulations allow FinTech firms to innovate how financial services products are offered, which enables their mobile leadership. (EY FinTech Adoption Index 2017 – the rapid emergence of FinTech http://www.ey.com/Publication/vwLUAssets/ey-fintech-adoption-index-2017/$FILE/ey-fintech-adoption-index-2017.pdf)

Our Growth Strategy

We are transitioning into a comprehensive financial services platform that offers a diversified portfolio of services to cater to various customer needs.

●	Continue to define industry best practices in China. We strive to create and uphold industry best practices for all aspects of our business, including risk management and analysis, operational transparency, fund settlement and data security.

●	Broaden the borrower base. We seek to grow the number of borrowers on our online marketplace by introducing new services and new types of loans to be facilitated through our platform, and by tailoring products to specific borrower needs.

●	Expand the lender base. We strive to increase the overall number of lenders and the amounts they invest through our platform by facilitating investments in a diversified portfolio of high-quality secured loans. We will continue to develop new investment options in order to satisfy different lender requirements. In the future, we plan to offer lenders a more diverse array of loans to be facilitated through our platform that better meet their return targets.

●	Expand our services and the variety of loans facilitated through our platform. Currently, we primarily facilitate loans to individuals or business that pledge the security interest in their automobiles as collateral the loans. We plan to provide three new services in facilitating

●	(i) Finance leases: unlike our current operating model, where the car and the title of the car remains with the owner, in finance lease, the title of the car will be transferred to our financial lease subsidiary, Huizhong, and Huizhong will provide finance lease services to borrowers. We will be able to facilitate loans that exceed RMB 200,000 to borrowers. This will give us a competitive advantage because, to our knowledge, we are the only company in the online lending financing information intermediary industry, where all loans are secured with the security interest in the borrowers’ automobile, that has a finance lease certificate;

●	(ii) Car-collateralized loans for automobile dealers: in this case, the borrowers will be car dealers. We will facilitate loans for them if they pledge the security interest in their car inventory to secure the loan. This new business will have a bigger volume because we expect that the average inventory will include 50 to 100 cars; and

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●	(iii) Auto loans: we also plan to expand the loans facilitated through our platform to include facilitating auto loans for new car buyers and industrial automobile buyers.

●

Further enhance our risk management capabilities. We will continue to automate our risk management system by enhancing our online data analysis capabilities and utilizing additional data sources. We will also advance our proprietary algorithms in order to increase the automation and predictive capabilities of our risk management systems. Additionally, we will further develop an effective monitoring system and technology to achieve 24/7 monitoring of collateral automobiles in order to minimize risk. We plan to continue to install small, concealed GPS devices that provide precise location of the collateral automobile. These devices will enable us to further increase the efficiency of our marketplace while maintaining sophisticated risk management capabilities.

●

Commercialize loan asset protection as our new service offering. We have a professional asset protection team, consisting of experienced professionals, mechanics and specialists who are able to collect the collateral automobiles using efficient and safe methods. Post-loan collateral asset protection and recovery has always been the main problem for finance services companies. Some have experienced difficulties collecting the collateral and are interested in outsourcing the recovery process. We plan to start a new service in collateral asset protection for other market participants.

●	Continue to execute our mobile strategy. We have made and will continue to make significant investments in pursuing our mobile strategy. We plan to further strengthen our mobile interest presence to seize promising market opportunities by developing targeted marketing programs directed at mobile users, introduce more mobile related products and further enhance our risk management capabilities utilizing additional information from our mobile users.

●	Continue to invest in our technology platform. We will continue to make significant investments in our proprietary technologies in the areas of data collection and processing algorithms to increase the precision, speed and scale at which we match the demand and supply of funds. Enhanced data analytics will also improve our conversion of online leads into successful borrowers and lenders. We will continue to improve and update our proprietary ARMS system.

●	Cultivate a vibrant consumer lending ecosystem. We will expand strategic relationships with key industry value chain partners to further increase the value of our marketplace and better serve borrowers and lenders. We will continue to promote the positive development of the online auto finance marketplace industry in China through long-term partnerships with government institutions to advocate for the adoption of an industry-wide credit scoring system to better protect borrowers and lenders.

Competitive Advantages

We have a number of competitive advantages that will enable us to maintain and further increase our market position in the industry for the regional market. Our competitive strengths include:

●

Our business outlets cover northern China. Currently, we have 96 offices covering the northern part of China. Including offices of other third party intermediary agencies we work with, we have more than 100 business outlets in total. We plan to open 30 more offices so that the total number of our business outlets will be more than 130. Our business outlets are mainly located in third-, fourth- and fifth-tier cities in the northern part of China. Chinese cities are often categorized according to tiers based on gross domestic product (GDP), population and level of political administration. Third-, fourth- and fifth-tier cities are cities that have less GDP, population and lower level of political administration compared to first- and second-tier cities. We are very familiar with the markets in third, fourth and fifth-tier cities, which are less competitive than in first- or second-tier cities.

●

We are able to provide customization based on borrower and lender needs. We are able to customize the loans facilitated through our platform for our customers and lenders, with the monthly interest rates ranging from 0.99% to 1.5% and terms ranging from 1 to 24 months. The automobile models that qualify for our loans are extensive. Because the loans we facilitate through our platform are all secured, we are flexible with the terms of the loan depending on customer and lender needs. Such flexibility makes us more attractive to borrowers and lenders than traditional financial institutions or other automobile finance marketplaces in the industry.

●

We have a quick and efficient approval system. A borrower applicant can be accepted by us from as fast as 4 hours to up to two days, which is much less than the 5- to 7-day process it usually takes for banks to process application and release funds. We use big data to assess the applicant borrower’s credit and evaluate the collateral automobile, manage risk and eliminate fraudulent applications. Because the loans we facilitate through our platform are all secured and we install GPS to achieve 24/7 monitoring of the collateral, we are flexible with the standard of acceptation, and have a high acceptation rate of 90%.

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●	We have developed our own evaluation system. We have acquired internal and external sources in big data to assess borrowers’ creditworthiness. We also utilize the vast automobile trading history with big data to give an estimated value of the automobile. In addition, we keep a record of the automobile’s service, maintenance and insurance history to better assess depreciation and amortization of the automobile. Our evaluation system analyzes and calculates all the information and generates risk warnings with regard to each application. With these analyses and warnings, we are able to better understand the creditworthiness of the borrower and the value of the collateral, and therefore reasonably price the loans facilitated through our platform.

●	We have the most advanced GPS technology and equipment. Our GPS equipment is small, easy to conceal, and is shielding-proof, demolition-proof and scanning-proof. We also have special equipment installation technology – welding. We have used welding for more than two years now and none of the GPSs we installed in the collateral cars were removed or shielded. We install a maximum number of 7 GPSs in one car to realize 24/7 monitoring.

●	We are among the first in the industry to establish a collateral asset protection team. In order to protect the interests of the lenders upon a borrower’s delinquency, we need to repossess the car to exercise the security interest in the collateral. We thus established our own collateral asset protection team. Our asset protection team is consisted of experienced professionals, mechanics and specialists. They are able to collect the collaterals efficiently and safely because they have advanced equipment, successful experience, well-designed strategies, and extensive social connections. We have a total of 76 people in our asset protection team. So far, our asset protection team has successfully repossessed 1,158 cars, representing a success rate of 90%, upon borrowers’ delinquency.

●	We have developed our own Automobile Risk Management System (ARMS). We have developed a new intelligent automobile risk management system, which is implemented mainly at Stage 6 “Servicing and Asset Protection” of our service process. It is safe, convenient and shows real time results. It has reduced cost in human labor and improved risk management in automobile financing by monitoring the collateral automobiles and the risk of the loans on an all-round, full-time basis. ARMS provides 24/7 online real time monitoring, position tracking, route replay, data management, risk assessment of the car’s track record, warnings of abnormal activities, warnings of the risks regarding secondary mortgage, warnings of signal disturbance, and other post-loan management solutions.

Our Challenges and Risk Factors Summary

The following section outlines the primary challenges and risks inherent to our business model. Before deciding to invest in our ordinary shares, we strongly recommend a close reading and consider all of the risks in the section entitled “Risk Factors” beginning on page 14.

●	Limited Operating History. Our significant business lines have a limited operating history, which makes it difficult to evaluate our future prospects and results of operations.

●	Our ability to maintain and enhance our brand recognition and to conduct our sales and marketing activities cost-effectively. As we have a limited operating history, our focus will be on maintaining and enhancing our brand recognition in a cost-effective manner. We may not be able to compete effectively with our more established competitors, and this may in turn impede our growth and profitability.

●	Our reliance on the information technology infrastructure. We are heavily reliant on information technology and our business will suffer from any unexpected network interruptions or network failures. Also, if we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

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Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; and

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Corporate Information

Our principal executive office is located at No.8 Guanghua Dongli, Zhonghai Guangchang, South Tower, 7th Floor, Chaoyang District, Beijing, PRC 100020. The telephone number of our principal executive offices is +86-010-8018-8588. Our registered agent in the Cayman Islands is Forbes Hare Trust Company Limited. Our registered office and our registered agent’s office in the Cayman Islands are both at Cassia Court, Suite 716, 10 Market Street, Camana Bay, Grand Cayman KU1-9006, Cayman Islands. Our registered agent in the United States is Vcorp Services, LLC. We maintain a website at www.fuqinjinrong.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

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Offering Summary

Following completion of our initial public offering, ownership of Fuqin Fintech Limited will be as follows, assuming completion of the minimum and maximum offerings, respectively. To the extent we complete an offering between the minimum and maximum offerings, the percentage ownership of participants in our initial public offering will be between the below amounts (the IPO shareholders includes shareholders who acquire shares from the Company and the Selling Shareholders through this offering):

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The Offering

Shares Offered by us:	Minimum: [●] ordinary shares
Maximum: [●] ordinary shares

Share offered by Selling Shareholders	4,999,999 ordinary shares

Shares Outstanding Prior to Completion of Offering:	50,000,000 ordinary shares

Shares to be Outstanding after Offering*:	Minimum: [●] ordinary shares
Maximum: [●] ordinary shares

Assumed Offering Price per Share:	$[●]

Gross Proceeds to Us Before Expenses:	Minimum: $[●]
Maximum: $[●]

Best efforts

The Underwriter is selling our ordinary shares on a “best efforts, minimum/maximum” basis. Accordingly, the Underwriter has no obligation or commitment to purchase any securities. The Underwriter is not required to sell any specific number of dollar amount of ordinary shares but will use its best efforts to sell the ordinary shares offered.

We do not intend to close this offering unless we sell at least a minimum number of ordinary share, at the price per ordinary share set forth on the cover page of this prospectus, to result in sufficient proceeds to list our ordinary shares on the Nasdaq Capital Market.

Escrow account

The gross proceeds from the sale of the ordinary shares in this offering will be deposited in a non-interest bearing escrow account maintained by the escrow agent, Signature Bank, at Signature Bank (the “Escrow Agent”). All checks will be deposited directly into the escrow account and all wire transfers will be wired directly to the escrow account. The funds will be held in escrow until the Escrow Agent has advised us and the escrow agent that it has received $[●], the minimum offering, in cleared funds. If we do not receive the minimum of $[●] by [date specified in the underwriting agreement], all funds will be promptly returned to purchasers in this offering after the termination of the offering, without charge, deduction or interest. Prior to [date specified in the underwriting agreement], in no event will funds be returned to you unless the offering is terminated. You will only be entitled to receive a refund of your subscription price if we do not raise a minimum of $[●] by [date specified in the underwriting agreement]. No interest will be paid either to us or to you. See “Underwriting — Deposit of Offering Proceeds.”

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Nasdaq Capital Market Symbol:	“FQJR”

Transfer Agent:	Securities Transfer Corporation

Risk Factors:	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our ordinary shares.

Closing of Offering:	The offering contemplated by this prospectus will terminate upon the earlier of: (i) a date mutually acceptable to us and the Underwriter after the minimum offering is sold or (ii) [date specified in the underwriting agreement]. If we complete this offering, net proceeds will be delivered to us on the closing date (such closing date being the above mutually acceptable date on or before [date specified in the underwriting agreement], provided the minimum offering has been sold). We will not complete this offering unless our application to list on the Nasdaq Capital Market is approved. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China.

Use of Proceeds:	We intend to use the proceeds from this offering for advertising and marketing, working capital and general corporate purposes, including the expansion of our business. To the extent that we are unable to raise the maximum proceeds in this offering, we may not be able to achieve all of our business objectives in a timely manner. See “Use of Proceeds” for more information.

Dividend Policy:	We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.

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Summary Financial Information

In the table below, we provide you with selected historical financial data for the years ended December 31, 2017 and 2016. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this selected historical financial data, it is important that you read it along with the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Fiscal Year Ended December 31, 2017	For the Fiscal Year Ended December 31, 2016
	US$ (audited)	US$ (audited)
Statement of operation data:
Revenues	$17,819,373	$5,075,012
Operating expenses	17,169,171	7,719,941
Income/(Loss) from operations	597,217	(2,660,739)
Provision for income taxes	8,337	—
Net income/(Loss)	588,880	(2,660,739)
Earnings per share, basic and diluted(1)	0.01	(0.05)
Weighted average ordinary shares outstanding(1)	48,717,808	48,500,000

Balance sheet data
Current assets	9,743,584	5,524,717
Total assets	9,951,989	5,638,695
Current liabilities	3,504,631	4,624,749
Total liabilities	3,504,631	4,624,749
Total equity	6,447,358	1,013,946

(1)	Prepared on the basis as if the aforementioned Reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

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RISK FACTORS

Before you decide to purchase our ordinary shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares could decline, perhaps significantly.

Risks Related to Our Business and Industry

The limited operating history of Hengye makes it difficult to evaluate our future prospects.

Hengye, our VIE entity in China, was incorporated in August 27, 2014 and have a limited operating history. As our business develops or in response to competition, we may continue to introduce new features or make adjustments to our existing technology and our business model. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations. It is therefore difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

●	navigate an evolving regulatory environment;

●	expand the base of borrowers and lenders serve on our marketplace;

●	broaden the variety of loans facilitated through our marketplace;

●	maintain adequate control of default risks and expenses allowing it to realize anticipated revenue growth;

●	increase awareness of our brand and continue to develop customer loyalty;

●	enhance our risk management capabilities;

●	cultivate a vibrant automobile finance ecosystem;

●	raise sufficient capital to sustain and expand our business;

●	attract, retain and motivate qualified personnel;

●	upgrade our technology to support additional research and development of new products and services;

●	improve our operational efficiency;

●	maintain the security of our platform and the confidentiality of the information provided and utilized across our platform;

●	attract, retain and motivate talented employees; and

●	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

If we fail to educate potential customers about the value of our services, if the market does not develop as we expect, or if we fail to address the needs of our target market, or other risks and challenges, our business and results of operations will be harmed.

If we are unable to maintain or increase the volume of loan transactions facilitated through our marketplace or if we are unable to retain existing borrowers or lenders or attract new borrowers or lenders, our business and results of operations will be adversely affected.

The volume of loan transactions facilitated through our marketplace has grown rapidly since our inception. The total amount of loans facilitated through our marketplace was as follows:

Running total (‘000) (As of)	Online RMB	Offline RMB	Total RMB	Online USD	Offline USD	Total USD
2015.12.31	-	156,347	156,347	-	24,041	24,041
2016.12.31	30,898	481,595	512,493	4,447	69,306	73,753
2017.12.31	904,195	669,090	1,573,285	133,862	99,056	232,918
Total	935,093	1,307,032	2,242,125	138,309	192,403	330,712

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There is an increasing trend of loans coming more from online rather than offline channels. This change is due to our continuous development on our online lending platform, thereby providing more convenient and efficient services to the borrowers and lenders and increasing the efficiency of loan matching. This has helped increase the volume of loan facilitations through us and therefore helped increase our revenue.

The service fee we charge on the borrowers for loans facilitated through our marketplace is our main source of revenue. To maintain the momentum of our marketplace, we must continuously increase the volume of loan transactions by attracting more borrowers and lender. We intend to continue to dedicate significant resources to our customer acquisition efforts, including establishing new acquisition channels, particularly as we continue to grow our marketplace and introduce new loans to be facilitated through our platform. Currently, we market our brand through advertisements and promotions as needed and partnerships with local intermediary service agency such as car dealers. We plan to utilize online channels, such as search engine marketing and applications on mobile devices. If there are insufficient qualified loan requests, lenders may be unable to deploy their capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient lender commitments, borrowers may be unable to obtain capital through our marketplace and may turn to other sources for their borrowing needs and lenders who wish to exit their investments prior to maturity on the secondary loan market may not be able to do so in a timely manner.

The overall transaction volume may be affected by several factors, including our brand recognition and reputation, the interest rates offered to borrowers and lenders relative to market rates, the effectiveness of our risk control, the repayment rate of borrowers on our marketplace, the efficiency of our platform, the macroeconomic environment and other factors. In connection with the introduction of new products or in response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of loan volume. If any of our current customer acquisition channels become less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new borrowers and lenders in a cost-effective manner or convert potential borrowers and lenders into active borrowers and lenders, and may even lose our existing borrowers and lenders to our competitors. If we are unable to attract qualified borrowers and sufficient lender commitments or if borrowers and lenders do not continue to participate in our marketplace at the current rates, we might be unable to increase the volume of loans facilitated through our platform and revenues as we expect, and our business and results of operations may be adversely affected.

Macroeconomic conditions could have a material adverse effect on our business, results of operations, financial condition and stock price.

Key macroeconomic conditions are likely to affect our business, results of operations and financial condition. Consumer confidence, energy price, labor cost, prices, unemployment are among the factors that often impact the borrowing behavior of our customers. Poor economic conditions reduce the demand for industrial and commercial automobile and our customers’ ability to repay their obligations to us which, in each case, reduces our finance income and increases our credit losses.

While certain economic conditions in China have shown signs of improvement following the recent global economic crisis, economic growth has been slow and uneven as consumers continue to face domestic concerns, as well as economic and political conditions in the global markets. A prolonged period of slow economic growth or a significant deterioration in economic conditions would likely affect our customers’ activity levels and the ability and willingness of customers to obtain financing from us or to pay amounts already owed to us, and could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in market interest rates could have a material adverse effect on loan volume

All loans facilitated through our marketplace are priced at a fixed APR, which is based on the interest rate set by the central bank and is adjusted according to the risks involved in every transaction. If interest rates rise, lenders who have already committed capital may lose the opportunity to take advantage of the higher rates. If interest rates decrease after a loan is made, borrowers through our platform may prepay their loans to take advantage of the lower rates. Lenders through our platform would lose the opportunity to collect the above-market interest rates payable on the prepaid loans and might delay or reduce future loan investments. As a result, fluctuations in the interest rate environment may discourage lenders and borrowers from participating in our marketplace, which may adversely affect our business.

We are an information intermediary platform. Any constraints on the amount of funds that are available from the lenders to be lent to the borrowers at any given time could have a material adverse effect on our business, results of operations and financial condition.

We are an information intermediary platform. We do not lend our funds to our customers. Instead, we match lenders with the borrowers to facilitate loans. In addition, the borrowers pledge the title to their cars to secure the loan, which significantly reduce the risk for the lenders. As a result, liquidity and the amount of funds from the lenders that are available for the customers at any given time, is very important to the volume of loans facilitated through our marketplace and to our business. Our inability to retain lenders and their funds on commercially attractive terms, and inability to match borrowers’ loan applications with the adequate investment could have an adverse effect on our business, results of operations, and financial condition.

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We are in a highly competitive business and may not be able to compete effectively, which could impact our profitability.

The information intermediary industry and the financial technology industry in China are highly competitive. We compete with a large number of auto finance marketplaces. With respect to borrowers, we primarily compete with traditional financial institutions, such as automobile finance business units in commercial banks, online auto financing platforms, credit card issuers and other automobile finance companies. With respect to lenders, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank saving accounts, real estate and alternative asset classes.

Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive borrower or lender bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Our competitors may be better at developing new loans to be facilitated through our platform, offering more attractive investment returns or lower fees, responding faster to new technologies and undertaking more extensive and effective marketing campaigns. In response to competition and in order to grow or maintain the volume of loans facilitated through our marketplace, we may have to offer higher investment return to lenders or charge lower service fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in the Fintech industry, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenues or our marketplace could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

The financial intermediary service and financial technology industry is characterized by rapidly changing technology, evolving industry standards, new service and product introductions and changing customer demands. Furthermore, our competitors are constantly developing innovations in Internet search, online marketing, communications, social networking and other services to enhance users’ online experience. We continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our risk control, platform technology and our existing products and services, as well as to introduce new loans to be facilitated through our platform and services that will attract more participants to our marketplaces. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. It is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

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Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our net revenues, expenses, net loss/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Factors that may cause fluctuations in our quarterly financial results include:

●	our ability to attract new customers and maintain relationships with existing customers;

●	changes in our product mix and introduction of new products and services;

●	network outages or security breaches;

●	general economic, industry and market conditions;

●	the timing of expenses related to the development or acquisition of technologies or businesses.

In addition, we experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional consumption patterns for consumers and business. For example, we generally experience lower loan volume on our online finance marketplace during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. While the seasonality is mild and our rapid growth has somewhat masked this seasonality, our results of operations could be affected by such seasonality in the future.

Our consolidated results of operations and financial condition and the borrowers’ ability to make payments on their loans have been, and may in the future be, adversely affected by economic conditions and other factors that we cannot control.

Uncertainty and negative trends in general economic conditions in China and abroad historically have created a difficult operating environment for our business and other companies in our industry. During periods of economic slowdown such as the recent economic downturn, delinquencies, defaults, repossessions and losses generally increase while proceeds from auction sales decrease. These periods may also be accompanied by increased unemployment rates, decreased consumer demand for automobiles and declining values of automobiles securing outstanding accounts, which weaken collateral coverage and increase the amount of loss in the event of default. Additionally, higher or unstable gasoline prices, unstable real estate values, reset of adjustable rate mortgages to higher interest rates, general availability of consumer credit or other factors that impact consumer confidence or disposable income could increase loss frequency and decrease consumer demand for automobiles as well as weaken collateral values on certain types of automobiles.

The rates of delinquencies, repossessions and losses on our finance receivables are negatively related to the demand for our marketplace, and they could be significantly affected by an economic downturn. If the borrowers are delinquent on payments, even though the lenders bear the risk to the extent of any deficiency between the value of the collateral and the outstanding principal, or the full outstanding principal in certain cases where the collateral does not get repossessed, and accrued but unpaid interest of the finance receivable, which could adversely affect their decision or willingness to invest through our platform in the future, and thus adversely affect our results from operations.

If we fail to adapt to changing economic conditions or other factors, or if such changes affect the borrowers’ willingness or capacity to repay their loans, the lending ecosystem will be negatively affected, which could result in a material adverse effect on our business, results of operations and financial condition.

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Information that we receive from the borrower or a third party may be inaccurate or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For the purpose of credit assessment and car evaluation, we rely on the information provided by the borrowers, as well as by third parties, such as financial institutions and e-commerce providers. We assess applicants’ credit and apprise the value of the car based on such information. This information may be based on outdated, incomplete or inaccurate consumer reporting data. Although we do not permit borrowers to hold more than one loan that has been facilitated through our platform at a time, we currently do not have a comprehensive way to determine whether borrowers have obtained loans through other automobile finance marketplaces, creating the risk whereby a borrower may borrow money through our platform in order to pay off loans to lenders on other platforms. Although such risk is low because the borrowers pledge the title to their cars to secure the loan, we cannot rule out the possibility completely. Additionally, there is a risk that, following our obtaining a borrower’s credit information, the borrower may have:

●	become delinquent in the payment of an outstanding obligation;

●	defaulted on a pre-existing debt obligation;

●	taken on additional debt; or

●	sustained other adverse financial events.

Such inaccurate or incomplete borrower information could compromise the accuracy of our assessment and evaluation and adversely affect the effectiveness of our control over our delinquency rates, which could in turn harm our reputation among the lenders, and materially and adversely affect our business, financial condition and results of operations.

In addition, our business of connecting lenders and individual borrowers constitutes an intermediary service, and our contracts with these lenders and borrowers are deemed as intermediation contracts, under the PRC Contract Law. Under the PRC Contract Law, an intermediary may not claim for service fee and is liable for damages if it conceals any material fact intentionally or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests. See “Business — Regulation — Regulations Relating to Online Lending Information Intermediary — Regulations on Loans between Individuals.” Therefore, if we fail to provide material information to lenders, or if we fail to identify false information received from borrowers or others and in turn provide such information to lenders, and in either case if we are also found to be at fault, due to failure or deemed failure to exercise proper care, such as to conduct adequate information verification or employee supervision, we could be held liable for damages caused to lenders as an intermediary pursuant to the PRC Contract Law. In addition, if we fail to complete our obligations under the agreements entered into with lenders and borrowers, we could also be held liable for damages caused to borrowers or lenders pursuant to the PRC Contract Law. On the other hand, we do not assume any liability solely on the basis of failure to assess the risk in the process of facilitating a loan transaction, as long as we do not conceal any material fact intentionally or provide false information, and are not found to be at fault otherwise. However, due to the lack of detailed regulations and guidance in the area of online lending information intermediary services and the possibility that the PRC government authority may promulgate new laws and regulations regulating online lending information intermediary services in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for the online lending information intermediary service industry, and there can be no assurance that the PRC government authority will ultimately take a view that is consistent with us.

Fraudulent activity on our marketplace could negatively impact our operating results, brand and reputation, and cause the use of our services to decrease.

We are subject to the risk of fraudulent activity both on our marketplace and associated with borrowers, lenders and third parties handling borrower and lender information. We plan to implement stringent requirements aiming to prevent any type of fraud incidents. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Significant increases in fraudulent activity could negatively impact our brand and reputation, reduce the volume of loans facilitated through our platform and lead us to take additional steps to reduce fraud risk, which would increase our costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition would be materially and adversely affected.

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Any harm to our brand or reputation or any damage to the reputation of the online automobile finance marketplace industry may materially and adversely affect our business and results of operations.

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

●	maintain the quality and reliability of our platform;

●	provide borrowers and lenders with a superior experience in our marketplace;

●	enhance and improve our credit assessment and decision-making models;

●	effectively manage and resolve borrower and lender complaints; and

●	effectively protect personal information and privacy of borrowers and lenders.

Any malicious or innocent negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results. As the market for China’s online automobile finance marketplaces is new and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online automobile finance marketplace industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their asset protection or debt collection practices, and any failure by them to adequately protect the information of borrowers and lenders, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the online automobile finance marketplace industry, such as bankruptcies or failures of other automobile finance marketplaces, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other automobile finance marketplaces to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and lenders. Negative developments in the online automobile finance marketplace industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online automobile finance marketplaces, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online automobile finance marketplaces like us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential borrowers and lenders, process large volume of loan facilitation, and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if loans were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of facilitation occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with borrowers and lenders through our marketplace is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and lenders, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. Aggressive practices or misconduct by any of our third-party service providers in the course of collecting loans could damage our reputation.

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Furthermore, as we rely on certain third-party service providers, such as third-party payment platforms and banks, to conduct our business, if these third-party service providers failed to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and lenders, inability to attract borrowers and lenders, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Cyber-attacks or other security breaches could have a material adverse effect on our business.

In the normal course of business, we collect, process and store certain personal and other sensitive information from the borrowers and lenders, which makes it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and lender information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and lenders could be severely damages, we could incur significant liability and our business and operations could be adversely affected.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

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We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We own certain intellectual properties. See “Business — Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Our risk management policies and procedures may not be effective and may leave us exposed to unidentified or unexpected risks.

We are dependent on our risk management policies and the adherence to such policies by our staff. Our policies, procedures and practices are used to identify, monitor and control a variety of risks, including risks related to human error, customer defaults, market movements, fraud and money-laundering. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical changes in market prices. Our risk management methods also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing software or hardware failures. In addition, we may elect to adjust our risk management policies to allow for an increase in risk tolerance, which could expose us to the risk of greater losses. Our risk management methods rely on a combination of technical and human controls and supervision that are subject to error and failure. These methods may not protect us against all risks or may protect us less than anticipated, in which case our business, financial condition and results of operations and cash flows may be materially adversely affected.

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Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. The number of our employees have surged due to the fast expansion of our business. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our clients could diminish, resulting in a material adverse effect to our business.

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A lack of insurance could expose us to significant costs and business disruption.

We have not yet purchased insurance to cover our assets and property of our business, which could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected. Furthermore, Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Related to Our Corporate Structure and Operation

If the PRC government deems that the contractual arrangements in relation to Hengye, our consolidated variable interest entity, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, 2015 and in 2017, respectively, and other applicable laws and regulations.

We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between Fuqin Jinkong and Hengye and a series contractual arrangement among Fuqin Jinkong, Hengye and the shareholders of Hengye. As a result of these contractual arrangements, we exercise control over Hengye and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, Zong Heng Law Firm, our current ownership structure, the ownership structure of Huizhong, Fuqin Jinkong, our PRC subsidiaries, and Hengye, our consolidated variable interest entity, the contractual arrangements between Fuqin Jinkong and Hengye are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entity would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” below. If the ownership structure, contractual arrangements and business of our company, Fuqin Jinkong, Huizhong or Hengye are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of Fuqin Jinkong, Huizhong and Hengye, revoking the business licenses or operating licenses of Fuqin Jinkong, Huizhong and Hengye, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of Hengye, and/or our failure to receive economic benefits from Hengye, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with Hengye, our consolidated variable interest entity for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Hengye and its shareholders to operate our www.fuqinjinrong.com website and mobile application, which serve as an online portal for investment products, including the loans facilitated through our platform as well as other investment products offered by third parties. For a description of these contractual arrangements, see “Business — Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity. For example, Hengye and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Hengye, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Hengye, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by Hengye, and its shareholders of their obligations under the contracts. The shareholders of Hengye may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Hengye. Although we have the right to replace any shareholder of Hengye under their respective contractual arrangements, if any shareholder of Hengye is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “— Any failure by Hengye, our consolidated variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with Hengye, our consolidated variable interest entity, may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by Hengye, our consolidated variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If Hengye, our consolidated variable interest entity, or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of Hengye were to refuse to transfer their equity interest in Hengye to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entity, and our ability to conduct our business may be negatively affected.

The shareholders of Hengye, our consolidated variable interest entity, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of Hengye, our consolidated variable interest entity, are held by Huaishan Cao, our Chairman of the Board, Xingliang Li, our Chief Executive Officer, Xiaoqing Ma, and Yaojun Liu. Their interests in Hengye may differ from the interests of our company as a whole. These shareholders may breach, or cause Hengye to breach, the existing contractual arrangements we have with them and Hengye, which would have a material adverse effect on our ability to effectively control Hengye and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Hengye to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in Hengye to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Hengye, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to Hengye, our consolidated variable interest entity, may be subject to scrutiny by the PRC tax authorities and they may determine that we or Hengye owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Fuqin Jinkong, our wholly-owned subsidiary in China, Hengye, our consolidated variable interest entity in China, and the shareholders of Hengye, were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Fuqin Jinkong’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Hengye for PRC tax purposes, which could in turn increase its tax liabilities without reducing Fuqin Jinkong tax expenses. In addition, if Fuqin Jinkong requests the shareholders of Hengye, as the case may be, to transfer their equity interests in Hengye, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Fuqin Jinkong to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Hengye for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entity’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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We may lose the ability to use and benefit from assets held by Hengye, our consolidated variable interest entity, that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Hengye, our consolidated variable interest entity, holds certain assets that are material to the operation of our business, including domain names and an ICP license. Under the contractual arrangements, our consolidated variable interest entity may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event Hengye’s shareholders breach these contractual arrangements and voluntarily liquidate Hengye, or Hengye declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Hengye undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of Fuqin Jinkong, our PRC subsidiaries, and Hengye, our consolidated variable interest entity, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of Fuqin Jinkong, our PRC subsidiaries, and Hengye, our consolidated variable interest entity are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in the People’s Republic of China

The laws and regulations governing the online lending information intermediary service industry in China are developing and evolving and subject to changes. If we fail to obtain and maintain requisite approvals, licenses or permits applicable to our business, our business, financial condition and results of operations would be materially and adversely affected.

Due to the relatively short history of the online lending information intermediary service industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our industry. Before any industry-specific regulations were introduced in mid-2015, the PRC government simply relied on general and basic laws and regulations in governing the online lending information intermediary service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. See “Business — Regulation — Regulations Relating to Online Lending Information Intermediary.”

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In July 2015, the China Banking Regulatory Commission, or the CBRC, together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to the online lending information intermediary service industry titled the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines. The Guidelines formally introduced for the first time the regulatory framework and basic principles for administering the online lending information intermediary service industry in China. Based on the core principles of the Guidelines, in August 2016, the CBRC together with three other PRC regulatory agencies jointly issued Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures. The Interim Measures require online lending information intermediaries and their branches that propose to carry out the online lending information intermediary services to file a record with the local financial regulatory department at the place where it is registered within ten business days after obtaining the business license. Local financial regulatory departments have the power to assess and classify the online lending information intermediaries which have filed a record, and to publicize the record-filing information and the classification results on their official websites. An online lending information intermediary must apply for appropriate telecommunication business license in accordance with the relevant requirements of telecommunication authorities subsequent to completion of the filing, and is required to explicitly identify itself as an online lending information intermediary in its business scope.

In accordance with the Guidelines and the Interim Measures, the relevant authorities are in the process of making detailed implementation rules regarding, among other things, filing procedures, assessment standards and classification rules for online lending information intermediaries, and specific rules and procedures regarding, among other things, application for appropriate telecommunication business license and change of business scope by existing online lending information intermediaries have yet to be formulated and issued. We are unable to predict with certainty the impact, if any, that future legislation, judicial precedents, rules or regulations relating to the online lending information intermediary service industry will have on our business, financial condition and results of operations. According to the Circular of the General Office of the State Council on Issuing the Implementation Plan for Special Rectification on Risks in Internet Financial promulgated in April 2016, competent authorities are in the process of evaluating existing practices of online lending information intermediaries in the market and requesting rectification of those that have been identified during the evaluation as in conflict with the Guidelines and the Interim Measures. We cannot assure you that our practices will not be required to be rectified or our rectification measures and results will be satisfactory to the relevant authorities, and we cannot assure you that we will be able to successfully make filings, obtain and maintain requisite licenses and meet other regulatory requirements set forth in applicable laws, rules and regulations. To the extent that we fail to conduct our business in a manner required by the relevant authorities, or take rectification measures when required by the relevant authorities, or obtain and maintain any requisite approvals, licenses or permits or meet other requirements applicable to our business, our business, financial condition and results of operations would be materially and adversely affected.

If our practice is deemed to violate any PRC laws, rules or regulations, our business, financial condition and results of operations would be materially and adversely affected.

According to the Guidelines issued in 2015 and the Interim Measures issued in 2016 to specifically regulate the online lending information intermediary service industry in China, intermediaries that provide online lending information intermediary services must not engage in certain activities, including, among other things, (i) fund raising for the intermediary itself, (ii) holding lenders’ funds or setting up capital pool with lenders’ funds, (iii) providing security or guarantee to lenders as to the principals and returns of the investments, (iv) issuing or selling any wealth management or other financial products, or acting as an agent in selling financial products, (v) mismatch between an lender’s expected timing of exit and the maturity date, (vi) conducting securitization or equivalent businesses, (vii) promoting its financing products on physical premises other than through the permitted electronic channels, such as telephones, mobile phones and internet, and (viii) equity crowd-funding. The Interim Measures also require the intermediaries that provide online lending information intermediary services to strength their risk management, enhance screening and verifying efforts on the borrowers and lenders’ information, and set up escrow accounts with qualified banks to hold customer funds, among other things. We believe the Guidelines and the Interim Measures represent the beginning of the PRC government’s measures to regulate the online lending information intermediary service industry, which will be followed by more implementation rules and regulations. For example, in February 2017, the CBRC issued the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, which clarify the requirement of setting up escrow accounts with commercial banks for the funds of lenders held by the online lending platforms. See “Business — Regulation — Regulations Relating to Online Lending Information Intermediary.”

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To comply with existing laws, rules and regulations relating to the online lending information intermediary service industry, we have implemented various policies and procedures, which we believe set the best practice in the industry, including, without limitation, the following: (i) we do not use our own capital to invest in loans facilitated through our online marketplace; (ii) we do not commit to provide guarantees to lenders under any agreement for the full return of loan principal and interest; (iii) we do not hold lenders’ funds and funds loaned through our platform are deposited into and settled by a third-party escrow account managed by a qualified bank, Bank of Langfang; (iv) Hengye, our variable interest entity operating our online automobile finance marketplace, has obtained the internet information services license, or the ICP license, as an internet information provider, from the relevant local counterpart of the Ministry of Industry and Information Technology in accordance with applicable laws; (v) we fully disclose on our website all relevant information to lenders and borrowers, such as disclosure to borrowers regarding interest rates, payment schedule, service fees, and penalties; and (vi) we have been making strong effort to maintain the security of our platform and the confidentiality of the information provided and utilized across our platform.

However, the laws, rules and regulations are expected to continue to evolve in this emerging industry. The PRC government is expected to provide detailed implementation rules on certain key requirements of the Interim Measures, and the interpretation of the Interim Measures by the local authorities may be different from our understanding. We cannot be certain that our existing practices would not be deemed to violate any existing or future laws, rules and regulations. For instance,

●	our automated investing tool automatically allocates committed funds from multiple lenders among multiple approved borrowers, which goes beyond the simple one-to-one matching between lenders and borrowers and could be viewed as creating mismatch between a lender’s expected timing of exit, the amount of investment, and the expected return;

●	if our automated investing tool fails to match committed lenders with approved borrowers in a timely manner, we might be deemed to hold lenders’ funds and form a capital pool incidentally;

●

the Interim Measures require that the balance of money borrowed by the same individual must not exceed RMB200,000 (US$28,806) on an online lending information intermediary platform and not exceed RMB1 million (US$144,030) on all online lending information intermediary platforms in the PRC. We have revised our relevant policy and has stopped facilitating loans with principal over RMB200,000 (US$28,806). In order to comply with the Interim Measure, we have declined, on a monthly basis, an average of 30 loan borrowing applications with loan principle over RMB 200,000. These declined loans amount to approximately RMB10 million (US$1,440,320) in total loan value. As of right now, no loans on our platform have outstanding balance over such limit. In addition, due to lack of industry-wide information sharing arrangement, we cannot assure you that the aggregate amount of loans taken out by a borrower on our platform and other online lending information intermediary platforms at a point in time does not exceed the limit set in the Interim Measures. At present, there are no relevant policies stating whether, how a platform will be penalized when exceeding the limit. In order to resolve the industry information sharing, the relevant governing body has approved and established the Online Financing Association of China to help the industry to fulfil self-management and information sharing within the industry.

We have been in frequent communications with governmental authorities to clarify these and other regulatory requirements and ensure the full compliance of our business. As of the date of this registration statement, we have not been subject to any material fines or other penalties under any PRC laws, rules or regulations including those governing the online lending information intermediary service industry in China. However, if our practice is deemed to violate any laws, rules or regulations, we may face, among others, regulatory warning, correction order, condemnation, fines and criminal liability. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the online lending information intermediary service industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the Guidelines, the Interim Measures and the Custodian Guidelines, and avoid conducting any activities that may be deemed as illegal fund-raising, forming capital pool or providing guarantee to lenders under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the online lending information intermediary service industry and amend the existing laws and regulations in the future. See “— Risks Related to Our Business — If our practice is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.” We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. Moreover, developments in the online lending information intermediary service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online automobile finance marketplaces like us, which could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOC published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs. Once an entity is considered to be an FIE, it may be subject to the foreign investment restrictions or prohibitions set forth in a “negative list” to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a market entry clearance by the MOC before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. However, an FIE that is subject to foreign investment “restrictions,” upon market entry clearance, may apply in writing for being treated as a PRC domestic investment if it is ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council at a later date, if the FIE is engaged in an industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOC, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “— Risks Related to Our Corporate Structure” and “Business — Corporate History and Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

Moreover, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the companies currently employing a VIE structure, whether or not these companies are controlled by Chinese parties. In addition, it is uncertain whether the online automobile finance marketplace industry, in which our variable interest entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs.

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We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our website. We do not directly own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

Hengye, our consolidated variable interest entity operating our online marketplace and mobile application, may be deemed to be providing commercial internet information services and data processing and transaction processing services, which would require Hengye to obtain an ICP License and an EDI License.

An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. See “Business — Regulation — Regulations on Value-Added Telecommunication Services.” Hengye has obtained an ICP license. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Hengye will be required to obtain a separate operating license in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

An EDI License is a value-added telecommunications business operating license required for provision of data processing and transaction processing services. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 requires online lending information intermediaries, among other things, to apply for appropriate telecommunication business license in accordance with the relevant requirements of telecommunication authorities subsequent to completion of the record-filing with the local financial regulatory department. In accordance with the Guidelines and the Interim Measures, the relevant authorities are in the process of making detailed implementation rules regarding the record-filing procedures and the application procedures for appropriate telecommunication business license by online lending information intermediaries. We plan to apply for any requisite telecommunication services license once the detailed implementation rules become available.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Hengye currently owns the relevant domain names and trademarks in connection with our value-added telecommunications business and has the necessary personnel to operate our websites. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

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The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

In cooperation with our partnering custody banks and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. In addition, we rely on our third-party service providers, in particular the custody banks and payment companies that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. The custody banks and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of our third-party service provides fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arises from any failure of other automobile finance marketplaces to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, including online lending information intermediaries, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to comply with certain anti-money laundering obligations, including verifying customer identification, reporting suspicious transactions and preserving customer information and transaction records. The Custodian Guidelines issued by PBOC in February 2017 require the online lending platforms to set up escrow accounts with commercial banks and comply with the anti-money laundry requirements of the relevant commercial banks. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Fuqin Jinkong to adjust its taxable income under the contractual arrangements they currently have in place with our consolidated variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “— Risks Related to Our Corporate Structure — Contractual arrangements in relation to Hengye, our consolidated variable interest entity, may be subject to scrutiny by the PRC tax authorities and they may determine that we, or our PRC consolidated variable interest entity, owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our initial public offering to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission on January 8, 2003, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOC or its local counterpart and the amount of registered capital of such foreign-invested company. According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, the maximum amount of foreign debt that each of our PRC subsidiaries or our consolidated variable interest entity is allowed to borrow is two times of their respective net assets as indicated in their respective latest audited financial reports. Pursuant to circular 9 and other PRC laws and regulations regarding foreign debt, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the MOC or its local counterpart, or two times of their respective net assets. With respect to our consolidated variable interest entity, the limit for the total amount of foreign debt is two times of its respective net assets pursuant to circular 9. Moreover, according to Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the National Development and Reform Commission in September 2015, any loans we extend to our consolidated variable interest entity for more than one year must be filed with the National Development and Reform Commission or its local counterpart and must also be registered with SAFE or its local branches.

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We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the MOC or its local counterpart. On March 30, 2015, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our initial public offering and our private placement and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our initial public offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiaries and consolidated variable interest entity is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our ordinary shares.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of this offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of this offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will take the following actions:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration for Foreign Exchange (“SAFE”) certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

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●	Second, we will remit the offering proceeds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. Until the abovementioned approvals, the proceeds of this offering will be maintained in an interest-bearing account maintained by us in the United States.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

All of our shareholders who directly or indirectly hold shares in Fuqin Fintech and who are known to us as being PRC residents have completed the foreign exchange registrations required in connection with our recent corporate restructuring.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares - People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Fuqin Fintech Limited or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Fuqin Fintech Limited or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

We are a company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares — People’s Republic of China Taxation.” As of December 31, 2016 and 2017, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Keen Point and Fortunes Capital HK, our Hong Kong subsidiaries.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 698 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

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The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

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We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

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The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the Underwriter and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

There may not be an active, liquid trading market for our Ordinary Shares.

Prior to this offering, there has been no public market for our Ordinary Shares. An active trading market for our Ordinary Shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and the Underwriter based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

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Investors risk loss of use of funds allocated for purchases, with no right of return, during the offering period.

We cannot assure you that all or any shares will be sold. Boustead Securities, LLC, our Underwriter, is offering our shares on a “best efforts, minimum-maximum basis.” We have no firm commitment from anyone to purchase all or any of the shares offered. If offers to purchase a minimum of [●] shares are not received on or before [●], 2018, escrow provisions require that all funds received be promptly refunded. If refunded, investors will receive no interest on their funds. During the offering period, investors will not have any use or right to return of the funds.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. [●] shares will be outstanding immediately after this offering, if the maximum offering is raised. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our Ordinary Shares. Assuming the completion of the minimum offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[●] or approximately [●]% in the pro forma net tangible book value per share from the price per share that you pay for the shares. Assuming the completion of the maximum offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[●] or approximately [●]% in the pro forma net tangible book value per share from the price per share that you pay for the Ordinary Shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us or these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Any judgment obtained in the federal or state courts of the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands (the “Grand Court”), if (a) the judgment was given by a foreign court of competent jurisdiction, (b) our company either submitted to the jurisdiction of the foreign court or was resident and carrying on business in the jurisdiction and was duly served with process , (c) the judgment was final and conclusive, (d) the judgment was not in respect of taxes, a fine or a penalty or similar fiscal or revenue obligations imposed on our company, and (e) the judgment was not obtained by fraud and is not of a kind the recognition and enforcement of which would be contrary to the principles of natural justice or public policy in the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. It is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands (the “Cayman Islands Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands (other than decisions of the Privy Council in appeals from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat Hengye as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Hengye for United States federal income tax purposes, and based upon our income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable years ended December 31, 2016 and 2017, and do not anticipate becoming a PFIC in the foreseeable future.

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While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of Hengye for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ordinary shares. For more information see “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

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USE OF PROCEEDS

After deducting the estimated placement discount and offering expenses payable by us, we expect to receive net proceeds of approximately $[●] from this offering if the minimum offering is sold and approximately $[●] if the maximum offering is sold. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the funds in China until remittance is completed. See “Risk Factors — We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.”

We intend to use the net proceeds of this offering as follows after we complete the remittance process, and we have ordered the specific uses of proceeds in order of priority. We do not expect that our priorities for fund allocation would change if the amount we raise in this offering exceeds the size of the minimum offering but is less than the maximum offering. We expect to devote any funds raised over the minimum offering amount to our working capital needs, including devoting further resources to the below uses of proceeds. If we were to raise an amount between the minimum and maximum offerings, the percentage of net proceeds allocated for each use as described above will remain unchanged.

Description of Use	Estimated Amount of Net Proceeds (Minimum Offering)	Estimated Amount of Net Proceeds (Maximum Offering)
Advertisement and marketing	3,000,000	9,000,000
Working capital	2,000,000	6,000,000
Total	$5,000,000	$15,000,000

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DIVIDEND POLICY

We have never declared or paid any cash dividends on our Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under our articles of association and the Cayman Islands Companies Law, we may only pay dividends (A) out of profits, (B) out of our share premium account provided that we are able to pay our debts as they fall due in the ordinary course of business immediately after the dividend payment.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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EXCHANGE RATE INFORMATION

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. The relevant exchange rates are listed below:

Period Ended	High Rate	Low Rate	Period End Rate	Average Rate
2011	6.6364	6.2939	6.2939	6.4630
2012	6.3879	6.2221	6.2301	6.3088
2013	6.2438	6.0537	6.0537	6.1478
2014	6.2591	6.0402	6.2046	6.1620
2015	6.4896	6.1870	6.4778	6.2827
January	6.2535	6.1870	6.2495	6.2181
February	6.2695	6.2399	6.2695	6.2518
March	6.2741	6.1955	6.1990	6.2386
April	6.2185	6.1927	6.2018	6.2010
May	6.2086	6.1958	6.1980	6.2035
June	6.2086	6.1976	6.2000	6.2052
July	6.2097	6.2008	6.2097	6.2085
August	6.4122	6.2086	6.3760	6.3383
September	6.3836	6.3544	6.3556	6.3676
October	6.3591	6.3180	6.3180	6.3505
November	6.3945	6.3180	6.3883	6.3640
December	6.4896	6.3883	6.4778	6.4491
2016	6.9580	6.4480	6.9430	6.6400
January	6.5932	6.5219	6.5752	6.5726
February	6.5795	6.5154	6.5525	6.5501
March	6.5500	6.4480	6.4480	6.5027
April	6.5004	6.4571	6.4738	6.4754
May	6.5798	6.4738	6.5798	6.5259
June	6.6481	6.5590	6.6459	6.5892
July	6.7013	6.6371	6.6371	6.6771
August	6.6778	6.6239	6.6776	6.6466
September	6.6790	6.6600	6.6685	6.6702
October	6.7819	6.6685	6.7735	6.7303
November	6.9195	6.7534	6.8837	6.8402
December	6.9580	6.8771	6.9430	6.9198
2017	6.9575	6.4773	6.5063	6.7569
January	6.9575	6.8360	6.8786	6.8907
February	6.8821	6.8517	6.8665	6.8694
March	6.9132	6.8687	6.8832	6.8940
April	6.8988	6.8778	6.8900	6.8876
May	6.9060	6.8098	6.8098	6.8843
June	6.8382	6.7793	6.7793	6.8066
July	6.8039	6.7240	6.7240	6.7694
August	6.7272	6.5888	6.5888	6.6670
September	6.6591	6.4773	6.6533	6.5690
October	6.6533	6.5712	6.6328	6.6264
November	6.6385	6.5967	6.6090	6.6200
December	6.6210	6.5063	6.5063	6.5931
2018
January	6.5263	6.2841	6.3990	6.4727
February	6.3471	6.2649	6.3280	6.3183
March	6.3565	6.2685	6.2726	6.3174
April	6.3340	6.2655	6.3325	6.2967
May	6.4175	6.3325	6.4096	6.3701
June	6.6235	6.3850	6.6171	6.4651

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The consolidated balance sheet balances, with the exception of equity at December 31, 2017 and December 31, 2016 were translated at RMB 6.4387 and RMB 6.9437 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the years ended December 31, 2017 and December 31, 2016 were RMB 6.7547 and RMB 6.6430 to $1.00, respectively.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2017 on a pro forma as adjusted basis giving effect to the sale of the minimum and maximum offering at an assumed public offering price of $[●] per share and to reflect the application of the proceeds after deducting the estimated placement fees. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

Minimum Offering ([●] Ordinary Shares)

U.S. Dollars

As of December 31, 2017
	Actual		Pro forma(1)
Assets:
Current Assets	$		$
Intangible assets	$
Property	$
Other Assets	$
Total Assets	$

Liabilities:
Current Liabilities	$
Other Liabilities	$
Total Liabilities	$

Shareholder’s Equity:
Ordinary Shares (50,000,000 shares issued and outstanding with par value of $0.0001)		$5,000
Shareholder’s Contribution
Additional paid-in capital(2)	$
Accumulated deficit	$
Accumulated other comprehensive income (loss)	$
Total shareholders’ equity	$
Total Liabilities and Shareholders’ Equity	$		$

(1)	Gives effect to the sale of the minimum offering at an assumed public offering price of $[●] per share and reflects the application of the proceeds after deducting the estimated underwriting discounts and our estimated offering expenses.
(2)	Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discount, underwriter expense allowance and approximately $[●] in other expenses. In a minimum offering, we expect to receive net proceeds of approximately $[●] ($[●] offering, less underwriting discount of $[●], non-accountable expense allowance of $[●] and offering expenses of $[●]).

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Maximum Offering ([●] Ordinary Shares)

U.S. Dollars

As of December 31, 2017
	Actual		Pro forma(1)
Assets:
Current Assets	$		$
Intangible assets	$
Property	$
Other Assets	$
Total Assets	$

Liabilities:
Current Liabilities	$
Other Liabilities	$
Total Liabilities	$

Shareholder’s Equity:
Ordinary Shares (50,000,000 shares issued and outstanding with par value of $0.0001)		$5,000
Shareholder’s contribution
Additional paid-in capital(2)	$
Accumulated deficit	$
Accumulated other comprehensive income (loss)	$
Total shareholders’ equity	$
Total Liabilities and Shareholders’ Equity	$		$

(1)	Gives effect to the sale of the maximum offering, as applicable, at an assumed public offering price of $[●] per share and reflects the application of the proceeds after deducting the estimated underwriting discounts and our estimated offering expenses.
(2)	Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discount, underwriter expense allowance and approximately $[●] in other expenses. In a maximum offering, we expect to receive net proceeds of approximately $[●] ($[●] offering, less underwriting discount of $[●], non-accountable expense allowance of $[●] and offering expenses of $[●]).

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DILUTION

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and the pro forma net tangible book value per Ordinary Share after the offering. Dilution results from the fact that the per Ordinary Share offering price is substantially in excess of the book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares. Our net tangible book value attributable to shareholders at December 31, 2017 was $[●] or approximately $[●] per Ordinary Share. Net tangible book value per Ordinary Share as of December 31, 2017 represents the amount of total assets less intangible assets and total liabilities, divided by the number of Ordinary Shares outstanding.

If the minimum offering is sold, we will have [●] Ordinary Shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after December 31, 2017, will be approximately $[●] or $[●] per Ordinary Share. This would result in dilution to investors in this offering of approximately $[●] per Ordinary Share or approximately [●]% from the assumed offering price of $[●] per Ordinary Share. Net tangible book value per Ordinary Share would increase to the benefit of present shareholders by $[●] per share attributable to the purchase of the Ordinary Shares by investors in this offering.

If the maximum offering is sold, we will have [●] Ordinary Shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after December 31, 2017, will be approximately $[●] or $[●] per Ordinary Share. This would result in dilution to investors in this offering of approximately $[●] per Ordinary Share or approximately [●]% from the assumed offering price of $[●] per Ordinary Share. Net tangible book value per Ordinary Share would increase to the benefit of present shareholders by $[●] per share attributable to the purchase of the Ordinary Shares by investors in this offering.

The following table sets forth the estimated net tangible book value per Ordinary Share after the offering and the dilution to persons purchasing Ordinary Shares based on the foregoing minimum and maximum offering assumptions.

	Minimum Offering(1)		Maximum Offering(2)
Assumed offering price per Ordinary Share	$	[●]	$	[●]
Net tangible book value per Ordinary Share before the offering	$	[●]	$	[●]
Increase per Ordinary Share attributable to payments by new investors	$	[●]	$	[●]
Pro forma net tangible book value per Ordinary Share after the offering	$	[●]	$	[●]
Dilution per Ordinary Share to new investors	$	[●]	$	[●]

(1)	Assumes gross proceeds from offering of [●] Ordinary Shares.
(2)	Assumes gross proceeds from offering of [●] Ordinary Shares.

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POST-OFFERING OWNERSHIP

The following chart illustrates our pro forma proportionate ownership, upon completion of the offering under alternative minimum and maximum offering assumptions, by present shareholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this offering at the offering price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased			Total Consideration				Average Price
	Amount	Percent		Amount		Percent		Per Share
MINIMUM OFFERING
Existing shareholders	50,000,000	[●]	%	$	[●]	[●]	%	$	[●]
New investors	[●]	[●]	%	$	[●]	[●]	%	$	[●]
Total	[●]	100%		$	[●]	100.0%		$	[●]

	Shares Purchased			Total Consideration				Average Price
	Amount	Percent		Amount		Percent		Per Share
MAXIMUM OFFERING
Existing shareholders	50,000,000	[●]	%	$	[●]	[●]	%	$	[●]
New investors	[●]	[●]	%	$	[●]	[●]	%	$	[●]
Total	[●]	100.0%		$	[●]	100.0%		$	[●]

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts in included in the fiscal years ended December 31, 2017 and 2016 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this prospectus. These Interim Financial Statements and Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

We are an online lending marketplace platform providing lending intermediary services connecting borrowers and lenders. Our online lending platform provides lenders and borrowers an innovative and revolutionary platform that is unique and more efficient than the traditional financial services model, where we efficiently match investors and borrowers, and help them to complete the loan transaction amongst each other. We also facilitate effective finance solutions to the vast demand for lending and personal loans. As opposed to consumer credit services offered by other platforms, we do a full evaluation of the borrower’s vehicle and credit status, and make an assessment of the risk based on the above factors. Because the loans are secured by the collaterals of the borrowers’ cars, we can maximize the borrower’s funding need with controlled risk. At the same time, we provide lenders with flexible lending options.

Since our inception, we have been setting up new locations throughout the country. As of December 2017, we have 96 branch offices and 96 third party cooperation intermediaries. We will continue to expand our branch locations in order to serve more borrowers. Through our offline branches, we have established service, risk management and anti-fraud protocols, which include vehicle evaluation, interview screening, survey, GPS tracking device welding, and vehicle recovery. We have also installed a remote camera monitoring system in each branch office so that we can supervise and monitor real-time services provided to customers. The above steps ensure that we are able to provide lenders with consistent high quality lending opportunities.

Lenders can reach us through our website, social media (WeChat, Weibo), mobile app and get directed to our online platform and offline branches. We will disclose the borrower’s relevant information to the lenders, as well as the photos of the pledged car and mortgage registrations to demonstrate that we have conducted comprehensive and appropriate due diligence. The lenders can benefit from our risk management procedure and pricing logic to make more rational lending decisions.

Because we facilitate online lending services for borrowers and specialize in car-collateralized loans, the borrowers’ vehicles must be pledged, and such pledge must be registered with the relevant government agencies. Borrowers can complete paperwork at our offline branch. Our service is efficient and convenient. Borrowers can receive the funds as fast as in 4 hours or up to 2 days, which is very competitive in the market.

Our source of revenue is the transaction and service fee earned from the loans facilitated through our online marketplace and offline branches. We match lenders with individual borrowers. As we are still in the growth stage, we have not charged lenders any service fees, but this is a possibility down the road, thus increasing our revenue.

We have experienced significant growth since we launched our marketplace in 2015. Our total net revenue increased from US$0.5 million in the year ended December 31, 2015 to US$5.1 million in the year ended December 31, 2016, and further increased to US$17.8 million in the fiscal year ended December 31, 2017. In order to expand our business activities, we invested more funds in opening new service outlets, recruiting more sales people and implementing market promotions. Therefore, our operating costs have increased. As a result, even though our revenues have also increased, we incurred net loss in both fiscal years 2016 and 2017. Our net loss increased from US$2.1 million in the year ended December 31, 2015 to US$2.7 million in the year ended December 31, 2016. During the year ended December 31, 2017, as a result of the significant increase in our net revenue, we generated a net income of US$0.6 million.

As of December 31, 2017, our cash was US$0.8 million, representing a decrease of US$0.7 million from US$1.4 million as of December 31, 2016. The US$0.8 million cash balance, if including the $1.6M cash balance that we deposited in Bank of Langfang as security deposit (classified as short-term deposit on our consolidated statements) for our use of the bank as a third-party depository agency, represented an increase of US$0.9 million increase in our cash balance compared to our cash balance as of December 31, 2016. This increase is mainly due to the growth in revenue and equity capital contributions.

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting China’s online consumer finance marketplace industry, which include, among other things:

●	China’s overall economic growth,

●	Per capita disposable income,

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●	Fluctuation of interest rates,

●	Development of regulatory environment for the China’s online financing industry, and growth of mobile internet penetration, including the popularity of smart mobile devices.

Specific Factors Affecting Our Results of Operations

Loan Performance Rate

Due to our risk management effort and business model, we have achieved a very low delinquency rate for the lenders when collecting money from their respective borrowers. The following table provides additional detailed information regarding the average delinquency rates by aging of the loans and by period ends based on online and offline channels:

Average Delinquency Rates (online)

Period end (As of)	30-59 days	60-89 days	90-119 days	120-179 days	>180 days	Total
2015.03.31 (%)	0%	0%	0%	0%	0%	0%
2015.06.30 (%)	0%	0%	0%	0%	0%	0%
2015.09.30 (%)	0%	0%	0%	0%	0%	0%
2015.12.31 (%)	0%	0%	0%	0%	0%	0%
2016.03.31 (%)	0%	0%	0%	0.00%	0%	0%
2016.06.30 (%)	0.01%	0.02%	0.01%	0.03%	0.02%	0.09%
2016.09.30 (%)	0.01%	0.02%	0.01%	0.03%	0.02%	0.09%
2016.12.31 (%)	0.01%	0.01%	0.01%	0.02%	0.02%	0.07%
2017.03.31 (%)	0.01%	0.01%	0.02%	0.02%	0.01%	0.06%
2017.06.30 (%)	0.02%	0.02%	0.03%	0.04%	0.03%	0.14%
2017.09.30 (%)	0.06%	0.08%	0.05%	0.12%	0.11%	0.42%
2017.12.31 (%)	0.09%	0.08%	0.08%	0.20%	0.20%	0.65%

Average Delinquency Rates (offline)

Period end (As of)	30-59 days	60-89 days	90-119 days	120-179 days	>180 days	Total
2015.03.31 (%)	0%	0%	0%	0%	0%	0%
2015.06.30 (%)	0%	0%	0%	0%	0%	0%
2015.09.30 (%)	0.10%	0.12%	0.02%	0%	0%	0.24%
2015.12.31 (%)	0.06%	0.10%	0.06%	0.13%	0%	0.35%
2016.03.31 (%)	0.08%	0.11%	0.10%	0.17%	0.08%	0.53%
2016.06.30 (%)	0.08%	0.12%	0.11%	0.21%	0.17%	0.69%
2016.09.30 (%)	0.10%	0.15%	0.13%	0.28%	0.21%	0.87%
2016.12.31 (%)	0.13%	0.15%	0.16%	0.34%	0.27%	1.05%
2017.03.31 (%)	0.15%	0.20%	0.18%	0.37%	0.35%	1.26%
2017.06.30 (%)	0.17%	0.23%	0.16%	0.37%	0.36%	1.30%
2017.09.30 (%)	0.14%	0.18%	0.13%	0.28%	0.27%	1.00%
2017.12.31 (%)	0.11%	0.09%	0.11%	0.25%	0.24%	0.80%

(Average delinquency rate=loans amounts facilitated under each channel / total portfolio loan amount *100%)

The above table shows that although the delinquency for online (0.65%) as of December 31, 2017 had a minor increase compared to the previous periods, the delinquency rates maintain relatively stable (lower than 1%) and the risks are controllable.

We strive to continue to improve our IT system to combat delinquency by sending automated payment messages, emails, App notifications and calls. Our IT system will also alert asset protection team and direct the team to perform appropriate action.

Ability to Maintain and Expand the Borrowers in a Cost-Effective Manner

Our revenues are dependent on our ability to acquire new borrowers. We use various channels, including mobile app, our own retail locations, third party intermediaries, and our own online platform to attract new borrowers. We are continuously seeking to improve and optimize user experience to achieve a high level of borrower satisfaction, which helps to attract and retain borrowers. We will also continue to develop new loan products to enhance engagement of the borrowers.

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Our results of operations and ability to sustain and increase loan volumes will depend, in part, on the effectiveness of our sales and marketing efforts as well as our ability to expand our business outlets. Our sales and marketing expenses were 104% and 74% of our total operating revenues in 2016 and 2017, respectively. The decrease in our sales and marketing expenses as a percentage of our total operating revenues was attributable primarily to the rapid openings of our business outlets. We have opened 40 new business outlets in 2016 and 31 new business outlets 2017. The new outlets have enabled us to reach to more prospective borrowers, therefore increased our revenues. We have also optimized our loan approval process by reducing the materials required for applications and eliminating certain evaluation steps for certain qualified customers. The qualified customers are those loan applicants who have a stable residence, have owned a vehicle for a full year, and whose bank statements in the last 6 months have shown that the average monthly cash receipt is sufficient to cover 2 times of the monthly loan repayment amount. These efforts have shortened the time for the borrowers to obtain the loans, enhanced customers’ experiences, and therefore attracted more borrowers. The steps that we have eliminated for these qualified customers include eliminating the business trips to where the customers live to physically verify the borrower’s information. As of June 30, 2018, there were 4,322 number of borrowers (representing 14.77% of total number of borrowers and 16.33% of total loans facilitated) who are qualified customers under our program.

While these efforts have increased our revenue, our sales and marketing expenses have not increased significantly in proportion with the increase of revenue. This was because the increase of revenue was primarily attributable to the rapid expansion in the number of our business outlets while our sales and marketing expenses have not significantly changed. Therefore, we have achieved a decrease in the percentage of sales and marketing expenses as a percentage of the total operating revenue from the year ended December 31, 2015 to the year ended December 31, 2017. We intend to continuously dedicate significant resources to borrower acquisition and improve the effectiveness of these efforts.

Our borrower acquisition costs primarily include the sales persons’ salaries and commissions. These expenses are presented in the “Sales and Marketing Expenses” in our consolidated statement of operations and the key metric to evaluate the effectiveness of our sales and marketing programs is the average revenue generated by each sales person. During the year ended December 31, 2015, we had 316 sales persons, who incurred salary and commission expenses of $1,811,085 and generated revenue of $533,208, contributing an average revenue of $1,686 per sales person. During the year ended December 31, 2016, we had 1,025 sales persons, who incurred salary and commission expenses of $5,168,659 and generated revenue of $5,075,102, contributing an average revenue of $4,951 per sales person. During the year ended December 31, 2017, we had 2,252 sales persons, who incurred salary and commission expense of $12,919,034 and generated revenue of $17,819,373, contributing an average revenue of $10,832 per sales person.

Our average borrower acquisition cost ($ per borrower) for each quarter presented is as follow:

Quarter/Period	Average borrower acquisition cost
2015 Q1	$710
2015 Q2	326
2015 Q3	597
2015 Q4	795
2016 Q1	706
2016 Q2	578
2016 Q3	525
2016 Q4	465
2017 Q1	553
2017 Q2	433
2017 Q3	510
2017 Q4	419

The costs have reduced over the period mainly because of the positive impact brought by the continuing expansion of our services and market, which have increased our borrower acquisition efficiency and therefore reduced our costs. Lender acquisition costs are consisted of marketing expenses and advertising expenses. Lender acquisition costs are presented in the “Sales and marketing” line in our consolidated statement of operation in the financial statements. We acquired the lenders mainly through online channels and word-of-mouth among lenders. The average acquisition costs for lenders is about $50 per lender, which is lower than the average borrower acquisition cost.

The acquisition costs as a percentage of our sales and marketing costs attributable to the borrowers and lenders are as follows:

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
Borrowers	30%	58%	66%
Lenders	0.3%	0.4%	1.4%

Maintenance of Effective Risk Management

Our ability to effectively manage risk is essential to our competitiveness. We strive to continuously optimize our fraud detection capabilities, improve accuracy of our credit assessment model and enhance our vehicle recovery ability on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations. We have developed our own proprietary Auto Risk Management System (ARMS) so that majority of the decision making is controlled by artificial intelligence.

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One of the other ways to manage risk is our effort to deter fraud and thwart any malicious activity. We continue to look for experienced partners in mature overseas market to gain experience in asset protection mechanisms. Moreover, we are constantly working with our supplier to source the latest GPS tracking device and continue to expand our asset protection team.

Ability to Price Accurately

Our profitability largely depends on our ability to reasonably price the loans facilitated through our marketplace.  We implement different pricing for our facilitation services, which contributed the entire revenues in the periods presented in this prospectus. The facilitation service fee rate that we charge borrowers for our services varies primarily depending on the duration of the underlying loan and the repayment methods borrowers choose, i.e. (i) paying the principal and interest together in monthly instalments, or (ii) paying the interest first monthly and then repay the principal at maturity of the loan.

Currently, the percentages of loans by the two methods are 82.04% and 17.96%, respectively. The different methods do not have a direct impact to the credit quality of the loans. However, the Company has noticed that the first repayment method, i.e., paying the principal and interest together, contributes more to the loan volumes facilitated through the Company. Therefore, the Company is planning to design and initiate more competitive loans products surrounding this method in our future operations.

The following table provides additional detailed information regarding the average delinquency rates at by each period end based on the two repayment methods:

First method: Average Delinquency Rates (paying principle and interest together)

Period end (As of)	30-59 days	60-89 days	90-119 days	120-179 days	>180 days	Total
2015.03.31	0%	0%	0%	0%	0%	0%
2015.06.30	0%	0%	0%	0%	0%	0%
2015.09.30	0.09%	0.11%	0.02%	0%	0%	0.22%
2015.12.31	0.05%	0.09%	0.05%	0.12%	0%	0.31%
2016.03.31	0.07%	0.10%	0.09%	0.16%	0.07%	0.48%
2016.06.30	0.08%	0.12%	0.10%	0.21%	0.17%	0.68%
2016.09.30	0.10%	0.15%	0.12%	0.28%	0.20%	0.85%
2016.12.31	0.13%	0.14%	0.15%	0.32%	0.26%	1.00%
2017.03.31	0.14%	0.19%	0.17%	0.35%	0.33%	1.18%
2017.06.30	0.02%	0.22%	0.16%	0.37%	0.35%	1.12%
2017.09.30	0.18%	0.23%	0.16%	0.35%	0.33%	1.25%
2017.12.31	0.17%	0.15%	0.16%	0.39%	0.38%	1.25%

Second Method: Average Delinquency Rates (paying interest first and principal at maturity)

Period end (As of)	30-59 days	60-89 days	90-119 days	120-179 days	>180 days	Total
2015.03.31	0%	0%	0%	0%	0%	0%
2015.06.30	0%	0%	0%	0%	0%	0%
2015.09.30	0.01%	0.01%	0%	0%	0%	0.01%
2015.12.31	0.01%	0.01%	0.01%	0.01%	0%	0.04%
2016.03.31	0.01%	0.01%	0.01%	0.02%	0.01%	0.07%
2016.06.30	0.01%	0.02%	0.02%	0.03%	0.02%	0.10%
2016.09.30	0.01%	0.02%	0.02%	0.03%	0.03%	0.11%
2016.12.31	0.01%	0.02%	0.02%	0.04%	0.03%	0.12%
2017.03.31	0.02%	0.02%	0.02%	0.04%	0.03%	0.13%
2017.06.30	0.02%	0.03%	0.02%	0.04%	0.04%	0.15%
2017.09.30	0.02%	0.03%	0.02%	0.05%	0.05%	0.17%
2017.12.31	0.03%	0.02%	0.03%	0.06%	0.06%	0.20%

(Average delinquency rate=loans amounts facilitated under each method / total portfolio loan amount * 100%)

The second method generates a relatively lower average delinquency rate mainly because this method only accounted for 17.96% of the total loans facilitated through our platform. Due to the smaller volume and amounts of the loans related to this method, the delinquency rate is lower compared to that of the first method.

Ability to Innovate

Our growth to date has depended on, and our future success will depend in part on, successfully meeting borrower and investor demand for new facilitation services and innovative lending options. We have made and intend to continue to make substantial investments to create lending options for borrowers and lenders.

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Currently, we primarily facilitate car-collateralized loans between individual borrowers and lenders, whereas the lenders loan the money directly to the borrower based on the borrower’s collateral. We plan to provide three new services in facilitating (i) finance leases, (ii) car-collateralized loans for automobile dealership and manufacturers, and (iii) auto loans. We also plan to expand our services to include car-collateralized loan and finance lease services on industrial automobiles and equipment.

Ability to Compete Effectively

Although our car-collateralized loan facilitation services are not offered by other platforms and our services don’t compete with traditional Chinese financial institutions (such institutions usually don’t serve in this market segment due to comparatively smaller loan amounts and the professional team they must maintain to generate these loans), there are still many players in this market segment that we must compete with. We can compete effectively by reaching out to more borrowers in the less developed second-, third- and fourth-tier cities where many borrowers live and work. We can then incentivize them to use our service to obtain loans through our platform and be matched with lenders for collateralized loans. We must continue to develop our third party intermediary referral network to increase our online platform exposure in order to remain competitive.

Key Operating Metrics Related to Borrowers

The following table summarizes the current key operating metrics related to the borrowers:

Quarter/Period	Disbursed loan amount (RMB’000)	Number of new borrowers	% of approval	Number of repeat borrowers	% of approval
2015 Q1	8,325	53	81%	0	100%
2015 Q2	26,084	143	83%	4	100%
2015 Q3	58,694	206	86%	11	100%
2015 Q4	63,244	394	85%	17	100%
2016 Q1	52,257	529	90%	35	100%
2016 Q2	98,149	979	92%	89	100%
2016 Q3	138,790	1430	91%	147	100%
2016 Q4	223,298	2298	90%	309	100%
2017 Q1	237,093	2388	92%	430	100%
2017 Q2	397,483	3238	91%	796	100%
2017 Q3	462,017	3,649	86%	992	100%
2017 Q4	476,692	3,602	84%	964	100%

Results of Operations

The following table presents an overview of our results of operations for the year ended December 31, 2017 and 2016:

(Amounts expressed in U.S. dollars)

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Operating revenues
Loan facilitation service fees	17,819,373	5,075,012
Total operating revenues	17,819,373	5,075,012

Taxes and additional	52,985	15,810

Operating expenses:
Origination and servicing expenses	413,494	344,060
Sales and marketing expenses	13,102,128	5,253,467
General and administrative expenses	3,653,549	2,138,224
Total operating expenses	17,169,171	7,735,751

Income (loss) from operations	597,217	(2,660,739)

Income (loss) before income taxes	597,217	(2,660,739)

Income taxes	8,337	—

Net income (loss)	588,880	(2,660,739)

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Comparison of the Fiscal Years Ended December 31, 2017, December 31, 2016

Operating Revenue

Our source of revenue is the loan facilitation service fee we earned on the loans facilitated through our platform. These facilitation services fees are charged from the borrowers for matching them with the investors. The facilitation service fees charged are based on a percentage of the loan amount facilitated.

We generated $17,819,373 in revenue for the year ended December 31, 2017, compared to $5,075,012 for the year ended December 31, 2016. Revenue has increased by $12,744,361 or 251%. The increase mainly due to the substantial increase of total loan volume facilitated through us, which increased from approximately RMB 0.5 billion (US$77.1 million) in the fiscal year ended December 31, 2016 to RMB 1.6 billion (US$235.5 million) in the fiscal year ended December 31, 2017. The increase in the volume of loans facilitated through our marketplace was due to a substantial increase in the number of borrowers, which increased from 5,819 in the fiscal year ended December 31, 2016 to 16,049 in the fiscal year ended December 31, 2017.

We expect that our revenue from loan facilitation service will continue to increase in the foreseeable future as our business further grows and new loan products and services are developed and introduced on our marketplace.

Operating expenses

Our operating expenses are consisted of origination and servicing expenses, sales and marketing expenses, and general and administrative expenses.

Our total operating expense increased by US$9.5 million, or 123.4% from US$7.7 million in the fiscal year ended December 31, 2016 to US$17.2 million in the fiscal year ended December 31, 2017, primarily attributable to the increase in sales and marketing expense, and to a lesser extent, the increase in general and administrative expense.

Sales and marketing expense Sales and marketing expense consist primarily of salaries and benefits, salesperson’s commissions and adverting and marketing promotion expense as follows incurred by the Company’s sales and marketing personnel.

Sales and marketing expenses:	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Lender acquisition costs	164,776	19,322
Salespersons’ salaries and benefits	3,762,554	3,130,051
Salespersons’ commissions	9,156,480	2,038,608
Advertising expenses	18,318	49,676
Total sales and marketing expenses	13,102,128	5,237,657

Our sales and marketing expenses increased by US$7.9 million, or 150.2%, from US$ 5.2 million in the year ended December 31, 2016 to US$ 13.1 million in the year ended December 31, 2017. The increase was primarily due to the expansion of our business, especially our effort to increase our marketing effort by hiring more sales persons. As of December 31, 2016, we had 1,025 sales persons, which have increased to 2,252 sales persons as of December 31, 2017.

Origination and servicing expense Origination and servicing expense are expensed as incurred and consist primarily of salaries and benefits for the staff of the Company’s data verification centers and assets protection team, who perform credit assessment and account management services.

Our Origination and servicing expense increased by US$ 69,434, or 20.2%, from US$344,060 in the fiscal year ended December 31, 2016 to US$413,494 in the fiscal year ended December 31, 2017 due to the increase of our origination and servicing staff to accommodate our business expansion.

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General and administrative expense General and administrative expense consist primarily of salaries and benefits for general management, finance, and administrative personnel, rental, professional service fees, and other operating expenses as follows:

General and administrative expenses:	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Salaries and benefits	872,609	532,680
Rental	964,306	802,400
Professional service fees	576,375	82,696
Office expenses	536,681	385,762
Training expenses	105,948	31,295
Renovation expenses	32,434	29,990
Depreciation expenses	51,544	31,165
Meeting & conference expenses	296,754	65,824
Other expenses	216,898	176,412
Total general and administrative expenses	3,653,549	2,138,224

Our general and administrative expense increased by US$1.5 million or 70.9%, from US$2.1 million in the fiscal year ended December 31, 2016 to US$3.6 million in the fiscal year ended December 31, 2017, primarily due to the increased in salaries and benefits paid to our general and administrative personnel, professional service fee related to our IPO activities, office expense and training expense and meeting expenses. In 2017, we opened more service locations and renting more square footage, hire more administrative. As of December 31, 2017, we had 82 service locations compared to 48 service locations as of December 31, 2016. Our administrative employees also increased from 208 employees in 2016 to 258 administrative employees in 2017.

Income Tax

Our income tax expense was US$ 8,337 in the fiscal year ended December 31, 2017, as compared to $nil in the fiscal year ended December 31, 2016, primarily because we generated pre-tax income for the year ended December 31, 2017, as compared to a pre-tax loss for the year ended December 31, 2016.

Cayman Island does not levy corporate income tax and therefore no income tax incurred for the year ended December 31, 2017 and the year ended December 31, 2016.

Net income (loss)

As a result of the factors described above, our net income for the fiscal year ended December 31, 2017 was $588,880, compared to the net loss of $2,660,739 for the year ended December 31, 2016, representing an increase in net income of $ 3,249,619.

Foreign currency translation

Our financial statements are presented in United States dollar, which is the reporting currency of the Company. The functional currency of Fuqin Fintech Limited (“Fuqin Fintech”), Fortunes Capital Financial Holding (Hong Kong) Limited (“Fortunes Capital Hong Kong”) and Keen Point Enterprise Group, Limited (“Keen Point”) are United States dollar. The functional currency of Fuqin Jinkong Fintech Development (Beijing) Co. Ltd. (“Fuqin Jinkong”), Fuqin Huizhong Financial Lease (Beijing) Co., Ltd (“Huizhong”), Fuqin Hengye Technology (Beijing) Co. Ltd. (“Hengye”), Fuqin Pucheng Credit Management (Beijing) Consulting Co., Ltd. (“Pucheng”), Fuqin International Factoring Limited (“Fuqin Factoring”), and Fuqin Yidai Information Consulting (Beijing) Co., Ltd. (“Yidai”) are Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows, with the exceptions of significant financing activities which are translated at historical rates, are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income.

The consolidated balance sheet balances, with the exception of equity at December 31, 2017 and 2016 were translated at RMB 6.4387 and RMB 6.9437 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the year ended December 31, 2017 and for the year ended December 31, 2016 were RMB 6.7547 and RMB 6.6430 to $1.00, respectively.

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Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by operating activities, capital injection and loan from our shareholders. As of December 31, 2016 and 2017, we had RMB 9,999,776 (US$1,440,122) and RMB 5,062,223 (US$786,528), respectively, in cash and cash equivalents, which consist of cash deposited in banks.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be somewhat sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We believe we will generate positive cash flow from our operations. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of Hengye, one of our variable interest entities, and its subsidiaries, we only have access to the assets or earnings of Hengye and its subsidiaries through our contractual arrangements with Hengye and its shareholders. See “Corporate History and Structure”. Substantially all of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

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Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Risk Factors — Risks Relating to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.”

Cash Flow Summary

Years Ended December 31, 2017 and December 31, 2016

	For the year ended December 31, 2017	For the year ended December 31, 2016
Net cash used in operating activities	(1,960,793)	(5,204,796)
Net cash used in investing activities	(132,967)	(84,689)
Net cash provided by financing activities	1,436,420	6,844,302
Effect of exchange rate changes on cash	3,746	(120,881)
Net increase (decrease) in cash, cash equivalents	(653,594)	1,433,936
Cash and cash equivalents at beginning of period	1,440,122	6,186
Cash and cash equivalents at end of period	786,528	1,440,122

We had a balance of cash and cash equivalents of US$786,528 as of December 31, 2017, compared with a balance of US$1,440,122 as of December 31, 2016. We have historically funded our working capital needs through loan facilities service fee from borrowers, and capital contribution from major shareholders.

Operating Activities:

Net cash used in operating activities was US$1,960,793 for the year ended December 31, 2017, compared to net cash used in operating activities of $5,204,796 for the year ended December 31, 2016, represented a decrease $3,244,003 in the net cash outflow used in operating activities. The decreased in net cash used in operating activities was primarily due to the following:

1)	We had net income of US$588,880 for the year ended December 31, 2017. For the year ended December 31, 2016, we had net loss of $2,660,739, which led to $3,249,619 decrease in net cash outflow from operating activities.

2)	Change in due from related parties was $2,112,554 cash outflow for the year ended December 31, 2017. For the year ended December 31, 2016, changes in due from related parties was $2,954,612 cash outflow, which led to $842,058 decrease in net cash outflow from operating activities. This is due to our switch to another depository agency to disburse and receive loan funds. In 2016, we used a related depository agency, Fortunes Zhuoyue Wealth Investment Management (Beijing) Co., Ltd (“Fortunes Zhuoyue”), a company controlled by the controlling shareholder of the Company. We used Fortunes Zhuoyue’s online platform to disburse loan fund to borrowers. The facilitation service fees received from the borrowers belonged to the Company but were left in Fortunes Zhuoyue’s Fuiou account. Since June 2017, we started to switch to another third party depository agency. As a result, cash outflow related to transactions with Fortunes Zhuoyue has decreased.

3)	Change in Accrued expense and other liabilities provided US$ 1,109,576 net cash inflow for the year ended December 31, 2017. For the year ended December 31, 2016, change in accrued expenses and other liabilities provided US$ 948,353 cash inflow, which led to US$161,223 decrease in net cash outflow from operating activities.

4)	Change in prepaid expense and other assets provided US$ 122,027 net cash outflow for the year ended December 31, 2017. For the year ended December 31, 2016, change in prepaid expense and other assets provided US$ 562,798 cash outflow, which led to $440,771 decrease in net cash outflow from operating activities.

5)	Change in short-term deposit provided US$ 1,476,146 net cash outflow for the year ended December 31, 2017. There was no such short-term deposit in 2016, which led to US$1,476,146 increase in net cash outflow from operating activities.

Investing Activities:

Net cash used in investing activities was $132,967 for the year ended December 31, 2017. It was attributable to purchase property and equipment.

Net cash used in investing activities was $84,689 for the year ended December 31, 2016. It was attributable to purchase property and equipment.

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Financing Activities:

In the fiscal year ended December 31, 2017, net cash provided by financing activities was US$1,436,420, which mainly was attributable to equity and debt from shareholders. On November 21, 2017, the Company’s shareholders contributed RMB 12,000,000 (US$1,874,669) to Hengye as capital. In addition, during the year, the Company received loan financing from shareholders in amount of RMB11, 857,029 (US$1,755,375). In the same year, the Company repaid shareholder loans in the amount of RMB 12,000,000 (US$ 1,808,427).

In the fiscal year ended December 31, 2016, net cash provided by financing activities was US$ 6,844,302, which mainly was attributable to equity and debt financings from shareholders. In June, 2016, the Company’s shareholders contributed additional capital of RMB 10,000,000 (approximately $1.5 million) to the Company’s VIE, Hengye. In October 2016, the Company received $1.5 million in cash from 2 investors for participation of a private placement. Furthermore, the Company received additional loans of $3.5 million from shareholders during the year ended December 31, 2016.

Lease commitments

We are renting or leasing various office spaces and dormitory spaces located in Beijing and other 76 cities in China. These leasing agreements expire between December 31, 2018 and December 19, 2019.

In addition, the Company is committed to bear the operating expenses of the dormitories, which were leased for the employees.

Our lease commitments as of December 31, 2017 are summarized as follows:

	Commitment amount
	RMB	USD
Year of 2018	8,650,121	1,280,608
Year of 2019	2,979,933	441,164
	11,630,054	1,721,772

Analysis of Items with Major Changes on the Consolidated Balance Sheets

	December 31, 2017	December 31, 2016
	US$	US$
Assets
Current Assets
Cash and cash equivalents	786,528	1,440,122
Short-term deposit	1,556,043	-
Other receivables	212,521	450,662
Prepaid expenses	717,587	315,594
Due from related parties	6,470,905	3,318,339
Total current assets	9,743,584	5,524,717
Non-current assets
Property equipment, net	208,405	113,978
Total assets	9,951,989	5,638,695

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Liabilities:
Current liabilities
Payroll payable	172,993	68,915
Other taxes payable	313,701	137,804
Due to related parties	893,669	605,690
Due to shareholders	105,944	1,271,102
Accrued liabilities	369,640	164,546
Other payables	1,648,684	876,692
Subscription deposit	-	1,500,000
Total liabilities	3,504,631	4,624,749

Commitments and contingencies
Shareholders’ (deficit)/equity
Ordinary shares, US$0.0001 par value, 50,000,000 shares authorized, 48,500,000 and 50,000,000 shares issued and outstanding as of December 31, 2016 and 2017, respectively	5,000	4,850
Additional paid-in capital	10,903,528	6,279,335
Accumulated other comprehensive income	299,230	79,041
Accumulated deficit	(4,760,400)	(5,349,280)

Total shareholders’ equity/(deficit)	6,447,358	1,013,946

Total liabilities and shareholders’ equity/(deficit)	9,951,989	5,638,695

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Short term deposits

Our short-term deposit increased by US$1.6M. The short-term deposit as of December 31, 2017 represented the security deposit that we made to a new third-party depository agency that we started to use since 2017. There was no such similar arrangement for the depository agency that we used in 2016. Hence, there was no such balance as of December 31, 2016.

Other receivables

Our other receivables decreased by US$0.2M due to the refund of a deposit of US$0.4M received from a financing leasing company due to our termination of a line of credit financing agreement with this financing leasing company. Refer to “Off-balance Sheet Commitments and Arrangements” section below for more details. The decrease of US$0.4M due to the refund of the deposit was offset by an increase of US$0.2M in receivables from employees. Receivables from employees represent the advances we granted to our executive employees in order for them to conduct office administrative work. The increase in receivables from employees was because we only started granting these advances to our executive employees since 2017 based on a new financial budgeting policy we implemented in the year.

Prepaid expenses

Our prepaid expenses increased by US$0.4M due to the additions of 34 service locations that we had in 2017 as a result of the expansion of our business. As a result of the increase in the number of our service locations, our prepaid amounts for rents have increased as landlords in China generally require advanced payments for rents.

Due from related parties/due to related parties

Our due from related party balance increased by US$3.2M. This is due to the use of a related depository agency, Fortunes Zhuoyue, to collect our facilitation service fees prior to June 2017. We used Fortunes Zhuoyue’s online platform to disburse loan fund to borrowers. The facilitation service fees received from the borrowers belonged to the Company but were still left in Fortunes Zhuoyue’s Fuiou account as of December 31, 2017. The increase in the balance represented the new facilitation fees we received through Fortunes Zhuoyue in the first 5 months of 2017 but yet to be transferred back to our own bank account.

Our due to related party balance increased by US$0.3M. The increase was mainly due to various IPO related professional service (e.g. auditor fees, lawyer fees) fees paid by, FQJK USA, INC, a company controlled by the Company’s founder on behalf of the Company as at December 31, 2017.

Payroll payable

Our payroll payable increased by US$0.1M due to the increase in the number of our employees to accommodate the expansion of our business. Refer to “Operating Expenses” section in the MD&A for more details.

Other taxes payable

Our other taxes payable have increased by US$0.2M. The balance mainly represents the VAT and VAT surcharge payables. The increase was due to the increase in our revenue in 2017 compared to 2016. As a results, our VAT and VAT payables have increased by US$0.2M. Refer to “Operating Revenue” section in the MD&A for more details.

Due to shareholders

Our due to shareholder balance has decreased by US$1.2M. The balance represents loans extended from the Company’s founder and controlling shareholder for working capital purpose. The changes as of December 31, 2017 compared to December 31, 2016 were due to: 1) during 2017, the Company received RMB11, 857,029 (US$1,755,375) loan financing from shareholders; 2) in the same year, the Company repaid shareholder loans in the amount of RMB 12,000,000 (US$ 1,808,427); 3) during 2017, the Company’s shareholders agreed to convert $1,249,674 of the shareholder loan to additional paid-in-capital to the Company.

Accrued liabilities

Our accrued liabilities have increased by US$0.2M. The increase was mainly due to the increase in commission accrual due to the increase in our sales and marketing expenses. Refer to “Operating Expenses” section in the MD&A for more details.

Other payables

Our other payables have increased by US$0.8M. The balance primarily represents the accrual of the Company’s employee welfare benefits. Full-time employees of the Company in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, and unemployment benefits through a PRC government-mandated defined contribution plan. Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans. The increase as of December 31, 2017 compared to the yearend balance of 2016 was primarily due to the accrual of additional contingent make-up provision for fiscal year of 2017.

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Subscription deposit

Subscription deposit as of December 31, 2016 represented the deposit that the Company received from two investors for 1,500,000 shares, which were subsequently issued in November 2017. There were no similar transactions in 2017. Therefore, the balance has reduced to $nil as of December 31, 2017.

Critical Accounting Policies

We believe it is helpful for lenders to understand the critical accounting policies underlying our financial statements. Please refer to Note 2 of our Consolidated Financial Statements included in this Prospectus for details of our critical accounting policies. The areas that require significant judgment and estimate for our consolidated Financial Statements include: the estimate of the valuation allowance for deferred assets, consolidation of variable interest entities, revenue recognition, and accrual for employee benefit contributions. These are also disclosed in Note 2 of our Consolidated Financial Statements.

Off-balance Sheet Commitments and Arrangements

On November 21,2016, Hengye, as a way to provide potential applicants/borrowers with automobile financial leasing entered into a cooperation agreement with Chang’An Finance Leasing (Shenzhen) Co., Ltd (“Chang ‘An Leasing”), a third-party PRC company. Hengye paid a deposit of RMB 3,000,000 (the “Deposit”, approximately US$ 432,000) to Chang’ An Leasing, and Chang’An leasing issued a line of credit (“LOC”) to Hengye for RMB 30,000,000 (approximately US$ 4,320,000). The period of LOC is from November 21, 2016 to November 20, 2017. Per the term of the LOC, Hengye will recommend qualified applicants to Chang’An to obtain automobile financial leasing. As a guarantor of the applicant, the Deposit will be used to guarantee each transaction’s vehicle buy-back, accuracy of the information provided by the financial leasing applicant, compliance of relevant financial leasing regulations, and any delinquent payment of Hengye recommended applicant. Should there be any deductions from the Deposit in the events of defaults from the applicants, Hengye must top-up the full amount of the Deposit within three (3) days of Chang’An’s written notice. The Deposit is fully refundable if there is no violation of the agreement terms. Due to a change of business mode, Hengye did not use any of the LOC and both parties mutually decided to terminate the cooperation agreement. On August 31, 2017, Hengye received the deposit of RMB 3,000,000 from Chang’An Leasing.

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BUSINESS

Overview

Fuqin Fintech Limited is a Cayman Islands exempted company established on June 23, 2017, and we conduct our business in China through our subsidiaries and variable interest entity. We are a leading online lending information intermediary platform, providing a variety of intermediary services to borrowers and lenders. We opened our first business outlet in Shandong province in January 2014, and launched our online automobile finance marketplace in February 2016. We have business outlets all over the country, covering 86 second-, third-, and forth-tier cities. We facilitate loans to individuals and small businesses. Our targeted customers are primarily individual consumers, micro-, small- and medium-sized enterprises and sole proprietors in the less developed regions of China, and the automobiles they finance with us are, in many cases, vital to their day-to-day life or operations of business.

As of December 31, 2017, we have facilitated over RMB 2,242,130,000 (USD 331,936,281) in loans since the inception. Of the total amount of RMB 2,242,130,000 (USD 331,936,281) that we have facilitated as of December 31, 2017, RMB 935,093,000 (USD 138,435,904) was facilitated through our online channels and RMB 1,307,037,000 (USD 193,500,378) was facilitated through our offline channels. There is an increasing trend of loans coming more from online rather than offline channels. The change in the trend is the result of our continuous development on our online lending platform, thereby providing more convenient and efficient services to borrowers and lenders, and increasing the efficiency of loan matching. This has helped increase the volume of the loan facilitations through us and therefore helped increase our revenue. As of December 31, 2017, the average amounts invested through our platform by lenders via our online channel and offline channel was RMB 91,200 (USD 13,502) and RMB 183,900 (USD 27,225) respectively.

The borrowers and lenders come from a variety of channels, including online sources, such as the internet and our mobile applications, as well as offline sources, such as the on-the-ground sales teams in our business outlets. We also work with referral intermediary who will refer qualifying prospective customers to us. We have more than 1,800 full-time experienced customer service representatives in 96 outlets. Our customer service representatives work directly with our customers, who we believe, given their financial condition and size of business, are often underserved by larger financial institutions. According to a recent analysis conducted by a Chinese leading market researcher, iResearch Consulting Group (http://www.iresearchchina.com/), 55.5% of the time when the middle class need a loan is when they are in emergency situations. Under such situations, speedy approval and disbursement of the required loan become essential to the process. The speed of our loan process time (as fast as 4 hours to up to 2 days) enables us to satisfy such market needs. Traditional financial institutions manage risk primarily through real estate collaterals, have a relatively lengthy process and approval time, and relatively low tolerance on credit risk. As such, these larger traditional financial institutions will tend to favor large projects e.g. infrastructure projects, large enterprises, real estate companies and individual borrowers with high-income and good occupations when making their lending decisions. However, there is also a large demand for loans from small to medium enterprises and individual borrowers. The total value of loans facilitated online has increased from RMB 254 million in 2010 to RMB 2,800 billion at the end of 2017 according to an annual industry report published by a Chinese online P2P lending information analyzer, Wangdai Zhijia (“WDZJ”).

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Through our online marketplace, we are able to reach more potential customers and lenders. The loan application for the borrowers is simple and straight-forward. We gather the information about the applicant’s credit, car title, insurance and tax payment. We are able to make decisions based on big data analysis with regard to the value of the car and any potential risks with the applicant. In addition, we provide lenders with attractive returns with investment thresholds as low as RMB 100 (USD 15). We also provide flexibility to lenders with different types of loan products, which have varied loan amounts and repayment terms that can suit the different needs of the lenders. Each loan facilitated by us is secured by the security interest on the title of borrowers’ cars. Furthermore, we have a professional asset protection team to collect the automobiles upon borrowers’ delinquencies. The security interest in the title to borrowers’ cars and our asset protection service significantly reduce the risk of online lending.

In order to ensure the risk of the loan is effectively controlled, our asset protection team will install a GPS tracking device on the car when a borrower brings the car to one of our outlet. In the event of delinquencies, our asset protection team will locate the position of the car through the GPS device. The asset protection team will work on a detailed plan to repossess and control the collateralized car. The team will then either use the spare key that the Company obtained from the borrower during loan facilitation or tow the car directly to repossess the car. The Company will then contact the borrower to negotiate for repayment of the loan. When the Company and the borrower have reached an agreement to repay the loan, the car will be returned to the borrower after the loan is repaid. If a repayment agreement cannot be reached, the Company will dispose of the car to repay the loan amount to the lenders. The Company’s role in this repossession process does not have a direct impact to the Company’s financial results. There are currently no specific regulations in China regarding what specific role (i.e. responsibilities and duties) that a platform will need to serve in terms of collecting delinquent payments from borrowers other than requiring the platform must not act as a guarantor of the borrower. However, our assistance in the asset repossession will help reduce the risk of the lender’s investments through our platform. The results of excellent risk management over this process will help build up the Company’s market influence and brand image, eventually having a positive impact on customer acquisition.

After a borrower has submitted his or her loan application, we, together with the borrower will register the pledged security interest in his or her car as collateral with the local Department of Motor Vehicles, and we will have security interest over the collateral. Expenses related to our asset protection process are consisted of the salaries paid to the employees and the costs of the repossession tools. We do not bear any other costs associated with collection and repossession of the collateral. We do not repair or recondition the repossessed vehicles for resale and they will be sold as is. In addition, we do not retain the proceeds from the sales of the cars. The proceeds from sale of collaterals are used to repay the lenders. The repossession costs associated with our asset protection team were $5,288 and $240,069 for the years ended December 31, 2016, and 2017 respectively.

We currently conduct our business operations exclusively in China, and our online automobile finance marketplace does not facilitate investments by lenders located in the United States.

Our primary source of revenue is the service fee earned on the loans facilitated through us.

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Industry Overview

Auto consumption demand in China is growing rapidly but remain underfinanced, suggesting tremendous growth potential for China’s auto finance market.

Auto consumption in China has experienced rapid growth as a result of China’s economic development and rising consumption power among Chinese consumers. According to the National Bureau of Statistics of China, China’s GDP increased from RMB 67.7 trillion in 2015 to RMB 74.4 trillion in 2016. Consumption has increasingly become an important driver of China’s GDP growth. Auto consumption has grown 19.8% in 2016 compared to 2015. By the end of 2016, the number of passenger vehicles in use reached 199.28 million in China, with an average car ownership of 27.7 units per 100 households, according to the National Bureau of Statistics of China. In addition, sales of new passenger vehicles in China have reached roughly 28 million, among which 19.4 million are used passenger vehicles. The penetration rate of the auto finance industry in China is about 38.6% for new vehicles, and about 8%-10% for used vehicles (China Industry Information Network run by Beijing Zhikao Kexin Consulting Co., Ltd. at http://www.chyxx.com/industry/201711/580324.html, and Roland Berger 2017 China Auto Finance Report at https://www.rolandberger.com/zh/Publications/pub_2017_china_auto_finance_report.html). As compared to the penetration rate of 85.5% for new vehicles 53% in the US for the third quarter of 2017 (Experian at http://www.experian.com/assets/automotive/quarterly-webinars/2017-q3-safm-recording.pdf), the auto finance market in China has a huge potential for growth. In addition, car buyers who choose installment payments accounted for 53.3% of overall buyers in 2016, a 23.3% increase compared to 30% in 2015, which illustrates the large potential for the auto finance of passenger vehicles (http://www.sohu.com/a/155243478_576579). As the urbanization drive in China goes on, the country has seen a significant percentage of the population moving from the countryside to cities. As such, new city immigrants will continue to drive up auto consumption in China.

In addition, Fintech has achieved mass adoption in China, with 69% of consumers across 20 markets. China is leading the way in adopting Fintech services for savings and investment, as well as borrowing. In China, 58% of consumers have used Fintech savings and investment services, compared to 39% of Indian consumers and 27% of US consumers. Moreover, 46% of consumers in China have used Fintech borrowing services, compared to 20% of Indian consumers and 13% US consumers. In China, open regulations allow FinTech firms to innovate how financial services products are offered, which enables their mobile leadership. (EY FinTech Adoption Index 2017 — the rapid emergence of FinTech http://www.ey.com/Publication/vwLUAssets/ey-fintech-adoption-index-2017/$FILE/ey-fintech-adoption-index-2017.pdf)

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Corporate History and Structure

The following diagram illustrates the corporate structure of our subsidiaries and VIEs:

Fuqin Fintech Limited
("Fuqin Fintech")
(a Cayman Islands company)
100%
Limited partner
100%
Keen Point Enterprise Group Limited
("Keen Point")
(a Hong Kong company)
Fortunes Income and Growth Fund LP
("Fortunes LP")
(a Delaware limited partnership)
Fortunes Capital Financial Holding (HK) Limited,
("Fortunes Capital HK")
(a Hong Kong company)
offshore
onshore
100%
100%
Fuqin Huizhong Financial Leasing (Beijing) Co. Ltd.
("Huizhong")
(also referred to as 富勤惠众融资租赁（北京）有限公司)
(a PRC company)
Fuqin Jinkong Fintech Development (Beijing) Co. Ltd.
("Fuqin Jinkong")
(also referred to as 富勤金控科技发展（北京）有限公司)
(a PRC company)
Contractual arrangement
Furin Hengye Technology Development (Beijing) Co. Ltd.
("Hengye")
(also referred to as 富勤恒业科技发展（北京）有限公司)
(a PRC company)
100%
100%
100%
Fuqin Pucheng Credit Management (Beijing) Consulting Co, Ltd.
("Pucheng")
(also referred to as 富勤普诚（北京）信用管理有限公司)
(a PRC company)
Fuqin International Commercial Factoring Co. Ltd.
("Fuqin Factoring")
(also referred to as 富勤国际商业保理有限公司)
(a PRC company)
Fuqin Yidai Information Consulting (Beijing) Co, Ltd.
("Yidai")
(also referred to as 富勤易贷信息咨询（北京）有限公司)
(a PRC company)

Incorporated on June 23, 2017, Fuqin Fintech Limited is a Cayman Islands exempted company. We conduct our business in China through our subsidiaries and VIEs. The consolidation of our Company and our subsidiaries and VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

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Under our memorandum of association, we are authorized to issue 100,000,000 ordinary shares of a single class, par value $0.0001 per ordinary share. Upon incorporation of our company, the subscriber received 1 ordinary share as incorporation founder. The founder share was later transferred to Yaojun Liu. Upon formation and prior to the date here, we also issued 40,000,000 and 5,000,000 ordinary shares to Fortunes Capital Fintech Holding Limited and Huirong Investment Limited, respectively, both of which are controlled by Huaishan Cao. As a result, Mr. Cao has controlling interest of our Company.

Fortunes Capital HK was incorporated on December 23, 2015 under the law of Hong Kong SAR. The registered share capital is USD 3,800 and paid-in-capital is zero, with 100% of the equity interest held by Fuqin Fintech Limited. Fortunes Capital HK is our wholly-owned subsidiary. Fortunes Capital HK is currently not engaging in any active business and merely acting as a holding company.

Keen Point was incorporated on March 19, 2009 under the law of Hong Kong SAR. The registered share capital is HKD 10,000 and paid-in-capital is zero, with 100% of the equity interest held by Fuqin Fintech Limited. Keen Point is our wholly-owned subsidiary. Keen Point is currently not engaging in any active business and merely acting as a holding company.

Fuqin Jinkong was incorporated on July 11, 2016 in Beijing under the laws of the People’s Republic of China. It is wholly-owned subsidiary of Fortunes Capital HK and a wholly foreign-owned entity under the PRC laws. Fuqin Jinkong’s registered capital is RMB 1,000,000 and paid-in-capital is zero. The registered principal activity of the company is hardware and software development, internet technology, communication, and IT service. Fuqin Jinkong has entered into contractual arrangements with Hengye and its shareholders.

Huizhong was incorporated on January 13, 2016 in Beijing under the laws of the People’s Republic of China. A wholly-owned subsidiary of Huizhong and a wholly foreign-owned entity under the PRC laws, Huizhong’s registered capital is USD 10,000,000 and paid-in-capital is zero. The registered principal activity of the company is financial leasing. We plan to carry out financial leasing of automobile and equipment through Huizhong.

Contractual Arrangements between Fuqin Jinkong and Hengye

Hengye was incorporated on August 27, 2014 in Beijing under the laws of the People’s Republic of China. Hengye’s registered capital is RMB 30,000,000 and paid-in-capital is RMB 30,000,000. The registered principal activities of the company are technology consulting, technology development, computer technology and service. Currently, Hengye is a VIE of the Company that provides the online lending platform to borrowers and lenders for loan matching services. All the loan facilitations are currently completed through Hengye’s lending platform.

Yidai was incorporated on August 11, 2014 in Beijing under the laws of the People’s Republic of China. A wholly-owned subsidiary of Hengye, Yidai’s registered capital is RMB 1,000,000 and paid-in-capital is RMB 1,000,000. The registered principal activities of the company are international trade consulting, investment consulting, and management consulting and corporate development. Currently, Yidai’s principal activities are to search for new borrowers who need liquidity and are interested in getting a loan and pledging the security interest in their cars, to collect the borrowers’ information, and to conduct necessary procedures to assist with the completion of loan borrowing.

Pucheng was incorporated on December 18, 2015 in Beijing under the laws of the People’s Republic of China. A wholly-owned subsidiary of Hengye, Pucheng’s registered capital is RMB 10,000,000 and paid-in-capital is zero. The registered principal activities of the company are corporate credit and corporate finance service. Currently, Pucheng’s principal activities are to conduct risk assessment and management over the borrowers who submitted borrowing applications.

Fuqin Factoring was incorporated on January 16, 2017 in Shenzhen under the laws of the People’s Republic of China. A wholly-owned subsidiary of Hengye, Fuqin Factoring’s registered capital is RMB 50,000,000 and paid-in-capital is zero. The registered principal activities of the company are factoring, corporate management consulting and economic information services. Fuqin Factoring currently does not any substantial business activities. However, it has the license to conduct factoring business inside China, therefore providing an important base for us to introduce factoring services in the future.

Hengye, Pucheng, Fuqin Factoring and Yidai are deemed as our variable interest entities

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we currently conduct these activities through Hengye, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

●	exercise effective control over Hengye;

●	receive substantially all of the economic benefits of Hengye; and

●	have an exclusive option to purchase all or part of the equity interests in Hengye when and to the extent permitted by PRC law.

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As a result of these contractual arrangements, we have become the primary beneficiary of, and we treat Hengye and its subsidiaries as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Hengye in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Fuqin Jinkong, our consolidated variable interest entity, Hengye, and the shareholders of Hengye.

Agreements that Provide Us Effective Control over Hengye

Our PRC Wholly Foreign Owned Entity, Fuqin Jinkong, has entered into the following agreements with Hengye and its shareholders.

Equity Interest Pledge Agreement.

Pursuant to the equity interest pledge agreement, each shareholder of Hengye has pledged all of his or her equity interest in Hengye to guarantee the shareholder’s and Hengye’s performance of their obligations under the master exclusive service agreement, business cooperation agreement, exclusive option agreement and proxy agreement and power of attorney. If Hengye or any of its shareholders breaches their contractual obligations under these agreements, Fuqin Jinkong, as pledgee, will be entitled to dispose the pledged equity interest entirely or partially. Each of the shareholders of Hengye agrees that, during the term of the equity interest pledge agreement, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Fuqin Jinkong. In addition, Fuqin Jinkong has the right to collect dividends generated by the pledged equity interest during the term of the pledge. The term of the initial equity interest pledge agreement is 20 years. After the expiration of the term of initial pledge registration, Fuqin Jinkong may at its sole discretion require the Shareholders to extend the term of the equity interest registration.

Proxy Agreement and Power of Attorney.

Pursuant to the proxy agreement and power of attorney, each shareholder of Hengye has irrevocably appointed Fuqin Jinkong to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Hengye requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Hengye, oversee and review Hengye’s operation and financial information. Fuqin Jinkong is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Fuqin Jinkong shall designate a PRC citizen to exercise such right. Each proxy agreement power of attorney will remain in force for so long as the Hengye exists. The shareholders of Hengye do not have the right to terminate this agreement or revoke the appointment of the Attorney-in-Fact without the prior written consent of Fuqin Jinkong.

Agreement that allows us to Receive Economic Benefits from Hengye

Master Exclusive Service Agreement.

Under the master exclusive service agreement between Fuqin Jinkong and Hengye, Fuqin Jinkong has the exclusive right to provide Hengye with technical support, consulting services and other services. Fuqin Jinkong has the right to designate and appoint, at its sole discretion, any entities affiliated with the Fuqin Jinkong to provide any and all services. The service fees are calculated and paid on a yearly basis and at the amount that equals to 100% of the consolidated net profits of Hengye. Fuqin Jinkong may adjust the service fee at its discretion after taking into account multiple factors, such as the difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Fuqin Jinkong owns the intellectual property rights arising out of the performance of this agreements. Without Fuqin Jinkong’s prior written consent, Hengye agrees not to engage in any transaction which may materially affect its asset, obligation, right or operation, including but not limited to: any activities not within its normal business scope, merger and acquisition, offering any loan to any third party and incurring any debt from any third party. Hengye shall seek approval from Fuqin Jinkong prior to entering into any material contract. Hengye shall cause the persons designated by Fuqin Jinkong to be the directors and executive officers of Hengye. This agreement will remain effective as long as Hengye exists, unless Fuqin Jinkong advance written notice to Hengye and its shareholders or upon the transfer of all the equity interest held by Hengye’s shareholders to Fuqin Jinkong and/or a third party designated by Fuqin Jinkong.

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Business Cooperation Agreement

Under the business cooperation agreement, without Fuqin Jinkong’s prior written consent, Hengye agrees not to engage in any transaction which may materially affect its asset, obligation, right or operation, including but not limited to: any activities not within its normal business scope, merger and acquisition, offering any loan to any third party and incurring any debt from any third party. Hengye shall seek approval from Fuqin Jinkong prior to entering into any material contract. Hengye shall cause the persons designated by Fuqin Jinkong to be the directors and executive officers of Hengye. This agreement will remain effective as long as Hengye exists, unless Fuqin Jinkong advance written notice to Hengye and its shareholders or upon the transfer of all the equity interest held by Hengye’s shareholders to Fuqin Jinkong and/or a third party designated by Fuqin Jinkong.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Hengye

Exclusive Option Agreement.

Pursuant to the exclusive option agreement, each shareholder of Hengye has irrevocably granted Fuqin Jinkong an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Hengye. The purchase price is equal to the lowest price allowable under PRC laws and regulations at the time of the transfer. Hengye has agreed that without Fuqin Jinkong’s prior written consent, Hengye shall cause the persons designated by Fuqin Jinkong to be the directors and executive officers of Hengye, not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract, merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Hengye have agreed that, without Fuqin Jinkong’s prior written consent, they will not dispose of their equity interests in Hengye or create or allow any encumbrance on their equity interests. Moreover, without Fuqin Jinkong’s prior written consent, no dividend will be distributed to Hengye’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Fuqin Jinkong. These agreements will remain effective as long as Hengye exists unless Fuqin Jinkong advance written notice to Hengye and the shareholders or upon the transfer of all the equity interest held by the shareholders to Fuqin Jinkong and/or its designee.

Our Services

Services offered to Borrowers

We primarily facilitate an online lending marketplace between borrowers and lenders. We are a leading company in the auto-collateralized lending segment in the online lending marketplace in the People’s Republic of China (“PRC”). In the top 50 peer-to-peer (“P2P”) auto-collateralized lending platform report published in November 2017 by a Chinese online P2P lending information analyzer, Wangdai Zhijia (“WDZJ”), the Company was ranked at the 25th position among the 520 online P2P lending platforms that are associated with cars. WDZJ is a leading information portal for the online P2P lending industry in China. WDZJ tracks online P2P lending industry information and produces valuable industry insight such as industry data and research reports to participants in the industry. WDZJ is an independent analyzer and was not commissioned by us. Their reports were published on their website available to the public.

The APR paid by borrowers to lenders ranges from 6.96% to 18%, with the specific rate charged dependent upon a risk assessment of the borrower and the value of the automobile. We believe that these simple loans make it easy for borrowers to budget their repayment obligations and meet their financial needs. All of the loans we facilitate offer terms from 1 month to 24 months. The average terms of loans (Average term of loan = sum of the terms for all loans/number of loans) facilitated by us were 12.7 months and 19.3 months for the years ended December 31, 2016 and 2017, respectively. The increase of the term was because we have introduced 18-month and 24-month term loan products since December 2016, and many borrowers have chosen the 24-month term loan, therefore resulting in an increase in the average term of loans.

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For the year ended 2015, 2016, and 2017, the average amounts for loans we facilitated were approximately RMB 220,000 (USD 35,380), RMB 87,000 (USD 13,100), and RMB 98,614 (USD14,599), respectively. The decrease in the average loan amounts from 2015 to 2017 was due to the wider variety of borrowers we acquired through rapid expansion of our business. The rapid growth in the number of borrowers has resulted in a dilutive effect to the average loan amount facilitated by us. Our business network has expanded to more northern areas of China through our rapid business expansion. These areas are mostly located in less-developed third, fourth and fifth-tiered areas in China and the residents generally have less high-valued cars. The values of the cars are mostly lower than RMB200,000 (USD 30,115). Therefore, the average individual loan amount applied and processed through our platform in 2017 and 2016 were lower compared to 2015. We have summarized the values of the cars used as collateral for the loans facilitated on our platform for the recent three years in the charts below.

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From these charts, the percentage of lower-valued cars have increased and the percentage of higher-valued cars have decreased. Therefore, the average value of cars used as collateral has decreased. Also, the number of borrowers has increased from 2015 to 2017. As a result, the average loan amount facilitated through our platform has decreased from 2015 to 2017. The change in the average loan amount, however, does not have direct effect on our financial results.

To apply for a loan with us, a borrower needs to complete an application on our online marketplace or in one of our business outlets, and provide his or her personal details and information about that car, which include PRC identification card, driver license, vehicle registration certificate, vehicle license, tax voucher/invoice of vehicle purchase, original/transfer invoice of vehicle, insurance policy of compulsory traffic accident liability insurance, tax payment certificate of vehicle and vessel tax, insurance policy of commercial insurance, as well as the desired loan amount and term.

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Loan pricing mechanism

We price loans facilitated through us with an APR calculated to correspond to a risk assessment based on the borrowers’ credit and the value of the automobiles. These loans are quoted as a fee rate displayed as an APR, which is a fixed interest rate that borrowers pay lenders for borrowing loans from them.

As for our facilitation services, we charge a service fee from the borrowers for matching them with the lenders. The service fee is a standalone fee from the APR. The APR is fully paid by the borrowers to the lenders. We charge borrowers the separate service fee, which is charged as a percentage of the loan contract. All fees are clearly disclosed to the borrowers upfront. Currently, all our revenue is consisted of the facilitation service fee. The following table shows the mechanism that we use to determine the range of our facilitation fees:

			Yidai	Hengye	Pucheng
Product type	Term	Type of collateral	Service fee/borrowing	Account assessment & management fee/borrowing	Service fee/borrowing
	6 months		4%	1%	1%
	9 months		5%	1%	1%
1) Paying principal and interest together	12 months	Secured by installing GPS	5%	2%	1%
	18 months		6%	3%	1%
	24 months		6%	3%	1%

			Yidai	Hengye	Pucheng
Product type	Term	Type of collateral	Service fee/month	Account assessment and management fee/month	Service fee/month
2) Paying interest first and principal at maturity	1-3 months	Secured by pledging the car	0.20%	0.10%	0.20%
		Secured by installing a GPS	1%	0.50%	0.25%

The payment of the facilitation service fee will be based on the type of products (repayment methods) specifically chosen by the borrower.

Depending on the repayment method a borrower selects, the timing of facilitation fee payment is different. For the repayment method of paying principal and interest together, our facilitation service fees are charged one time per borrowing and are paid by the borrower when the loan is disbursed. The fees can be paid either by the borrower’s own money or be deducted from the loan to be disbursed to the borrower. For the repayment method of paying interest first and principal at maturity, the facilitation fees are paid pro rata on a monthly basis until the end of the term of the loan.

Our loan products also vary by two types of collaterals, which are: 1) “Secured by pledging the security interest in the car” collateral, under which we register the security interest and install a GPS in the borrower’s car, and the borrower can drive the car away after the loan is disbursed; and 2) “Secured by pledging the car” collateral, under which the car will be physically stored at a secured garage designated by the Company and the borrower cannot use the car during the term of the loan. Currently, the first type of collateral has accounted for 90% of the total loans facilitated by us.

Services offered to Lenders

We attract lenders primarily through the following perspectives:

●	Maintain high standards on risk controls, security and stability of our facilitation services
●	Enhance our website construction with a focus on the web users’ experience and lenders’ needs.
●	Deepen our market promotions through social media channels such as Weibo, WeChat and embedded marketing advertisings.

A prospective lender can complete a user application and risk assessment on our platform. Before the lender decides to make an investment, the lender needs to complete a number of steps including verifying the lender’s PRC identity card, creating an escrow bank account online and associating a personal bank card with the account. The bank card association process will require four pieces of key information, which includes the name, PRC identity card, bank information and cell phone number, from the lenders to complete the verification.

Lenders can decide which specific loans to invest in based on the loan information disclosed on our online platform. However, if a lender manually chooses which specific loan to invest in, there is a common situation that an efficient investment may not be achieved by the lender. Therefore, for the periods of presented in our financial statements including in the filing, the platform has only provided an automated investing function to lenders. All lenders were required to authorize the use of our automatic investing functions in order to make an investment in our platform. After authorized by the lenders, the platform will automatically make diverse investments on behalf of the investors to save the lending time and increase efficiency. Under these circumstances, the lender cannot decline to lend the fund when a loan is automatically matched by the platform on behalf of the lender. The authorization will be only be revoked when the loans are terminated or matured. Since March 2018, our platform started to provide the manual investing function, which allows the lenders to manually select which loan to invest in.

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We provide flexibility to the lenders with different types of loan products, which have varied loan amounts and repayment terms that can suit the different needs of the lenders. Below are the types of loan products we offer to the lenders based on loan term:

Product type (based on loan term)	Investment threshold (starting from)	Exist time
1-month	RMB 1,000	Lender chooses to exist any time after the maturity
3-month	RMB 1,000	Lender is repaid the principal and interest together on maturity date
6-month	RMB 1,000	Lender is repaid the principal and interest together on maturity date
12-month (monthly repayment)	RMB 1,000	Lender is repaid the interest on a monthly basis and repaid the principal on maturity date
12-month (fixed repayment)	RMB 1,000	Lender is repaid the principal and interest together on maturity date
24-month	RMB 1,000	Lender is repaid the principal and interest together on maturity date

Each lender is able to set the parameters in our automatic investing tools, e.g. lending amount and term. After the setting is completed, the parameters can no longer be changed subsequently, including during the time that the escrowed funds have not yet been disbursed to borrowers. If the lender does not make such authorization, the lender will not be able to complete the lending transaction.

Each loan can be funded by a number of lenders. With products that have different exit times, they help us to understand the different investing preferences from the lenders, whether they favor in long-term or short-term lending. This helps us design more customized loan products to increase the flexibility of our products, thereby matching the different needs and helping the increases of both the borrowers and lenders. These loans facilitated by us are secured by the title of the borrowers’ cars. In China, there is no time limit on the effectiveness of a car collateral after the collateral is registered at the relevant government agency. The collateral is only removed when the registration is released. If the Company does not release such collateral, the borrower cannot unilaterally release the collateral. In order to ensure the effective management of these pledged car titles, including the disposals of the titles upon a loan delinquency, all these pledged car titles are registered under the name of the Company. Therefore, we can still protect the interest of the lenders regardless of which loan products and exit times chosen by the lenders. Currently, the lending sources on our marketplace come from widely spread and diverse individual investors. The funding sources are not only from a distinct number of lenders, but are also from fixed organizational or financial institutional lenders.

Through our platform, lenders have opportunity to invest in a wide range of loans with attractive returns. We believe having the borrowers pledge the security interest in their cars to secure the loan, together with our risk management and fraud detection systems, and our asset protection practice will increase lender confidence in the quality of loans that they are investing in through our platform.

Fee charged to lenders

Currently, we do not charge lenders any service fee. In the future, we plan to charge lenders on-going monthly management fees, as well as one-time service fees, depending on their specific investment activity on our marketplace. The following table summarizes the key operating metrics related to the lenders:

Quarter/Period	Number of new lenders	Total number of lenders	Reinvestment rate of existing lenders	Average loan amount (RMB’000)	Average loan amount (USD’000)	Average number of loan held by each lender
2015 Q1	187	233	19.74%	131.6	21.1	3.3
2015 Q2	348	600	25.17%	28.3	4.6	5.1
2015 Q3	482	1,074	28.40%	47	7.5	6
2015 Q4	737	1,749	33.68%	51.8	8.2	5
2016 Q1	793	2,371	36.23%	77.3	11.8	4.9
2016 Q2	998	3,201	38.49%	84.8	13.0	5.6
2016 Q3	1,467	4,376	40.70%	90.3	13.7	5.7
2016 Q4	1,621	5,564	42.69%	97.1	14.6	6.4
2017 Q1	1,812	6,869	43.67%	95.10	13.80	6.6
2017 Q2	2,406	8,671	43.81%	70.37	10.24	6.6
2017 Q3	3,048	11,558	53.61%	80.99	11.90	8.1
2017 Q4	4,590	16,111	51.51%	80.34	11.89	7.7

Investing tool

The funds that the lenders invest through our platform are deposited in their respective escrow accounts at Shanghai Fuiou Payment Service Co., Ltd. (used since inception) and Bank of Langfang (we shifted to Bank of Langfang since June 2017 and Fuiou is now primarily used to collect and disburse payments related to old lenders). Our automated investing tool automatically allocates committed funds from multiple lenders among multiple approved borrowers, which goes beyond the simple one-to-one matching between lenders and borrowers and could be viewed as building a portfolio to diversify the risk of investment. We provide the lenders with a customized service that is accommodated to the lenders’ expected timing of exit, amount of investment, and expected return.

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The minimum threshold for a lending commitment on our platform is RMB 100 (USD 15). Most of the loans facilitated through our platform have an amount ranging from RMB 20,000 to RMB 100,000 with a 3- to 6-month term. In 2015 and 2016, the average amounts invested through our platform by the lenders were RMB 160,000 (USD 25,734) and RMB 222,700 (USD 33,524), respectively. In 2017, the average amounts invested through our platform by the lenders was RMB 154,900 (USD 22,932).

Our platform and the service process

We believe that our platform enables an efficient loan facilitation process, a credit assessment and automobile evaluation accurately determine an applicant’s creditworthiness, the value of the car and potential risks with regard to the loan, and a superior overall user experience. Our platform touches each point of our relationship with the borrowers and lenders, from the application process, the funding and servicing of loans, the monitoring of the risk through the recovery of the collaterals.

We provide an automated, streamlined application process. To borrowers and lenders alike, the process is designed to appear simple, seamless and efficient but our platform leverages sophisticated, proprietary technology to make it possible. The entire process from initial application to disbursement of lenders’ funds typically takes one to two days, but can be as fast as four hours.

Stage 1: Borrower Acquisition

We utilize online and offline channels for borrower acquisition. Prospective borrowers can learn about our company and products and services through our website and mobile applications. In addition, we have over 1,800 full-time sales representatives in business outlets in 86 cities. The sales team will approach prospective borrowers through cold calls, advertisements and referrals. We also have 82 business development intermediaries having physical locations (i.e. used car shops, real estate agents, job placement agents) that generate sales leads for us.

Stage 2: Car Evaluation

Once we encounter a prospective borrower, we invite the prospective borrower to bring his or her car to one of our business outlets for a preliminary car evaluation. Prospective borrowers are required to bring their cars to our business outlets for physical evaluation prior to receiving a loan. Our employees at the business outlet take pictures of the car and conduct researches to determine the value of the car. For a more accurate estimate, we utilize big data from a variety of automobile sales platform to confirm the value of the car. A car evaluation report is then submitted to our Beijing office for final determination on the value of the car.

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Stage 3: Application

Our borrower application process begins with the submission of a loan application by a prospective borrower. Borrowers can apply at our business outlets or through our website or mobile applications. As part of both the online and offline application process, the prospective borrower is asked to provide various personal details include PRC identity card information, employer information, bank account information, credit card information, vehicle registration certificate and vehicle license.

New lenders sign up to our marketplace using a simple online portal. The funds they invest in our marketplace are deposited into an escrow account at Shanghai Fuiou Payment Service Co., Ltd., (used since inception) and Bank of Langfang (we shifted to Bank of Langfang since June 2017 and Fuiou is now primarily used to collect and disburse payments related to old lenders).

Stage 4: Anti-Fraud, Credit Assessment, and Decision-making

In order to efficiently screen applicants, we have designed an initial qualification phase to review the basic information regarding a prospective borrower that has been submitted with the application and gathered by us from available sources. We also conduct research to make sure that there is no outstanding lien or judgment against the car, and that the prospective borrower has paid off all outstanding traffic tickets.

Following initial qualification, we interview the prospective borrower at one of our business outlets. For a prospective borrower who passes our initial qualification phase and the interview, the application proceeds to our assessment team at the risk management department for review. The assessment team reviews the application documents, focusing on the prospective borrower’s financial situation, credit, and value of the car. Once complete, the prospective borrower’s loan application either is approved and proceeds to the next stage or the prospective borrower is notified of the decision to decline the application.

Stage 5: Approval, Listing and Funding

Once the loan application is approved, we make a set of agreements (including all the involved parties, the borrower, the lender and the Company) available for the prospective borrower’s review and approval. The set of agreements include a Credit Consultation and Management Agreement, a Warm Prompt for Pledged Vehicle, an Authorization Letter, a Repayment Management Service Instruction, a Service Agreement, Agreement on Vehicle Pledge Loan, a Delegate Authorization Letter for Withholding Fees, and an Agreement on Dedicated Account of Bank of Langfang. Upon execution of the agreements, we install our GPS in the car, and subsequently register the pledge and collateral with the local Department of Motor Vehicles.

Once the agreements are signed and the GPS is installed, the loan is then registered on our marketplace. Our algorithms will match lenders with the borrower. Funds are then drawn from the lenders’ escrow account to the borrower’s account at Bank of Langfang, and the borrower will sign the Receipt.

Stage 6: Servicing and Asset Protection

We utilize an automated process for collecting scheduled loan payments from the borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan payments to the escrow account at Bank of Langfang, and authorize us to debit their account for the transfer of scheduled loan repayments to the lenders. We check the balances in the lenders’ escrow account and reconcile the transactions against our records on a daily basis.

As a day-to-day service to borrowers, we provide payment reminder services such as sending reminders via text message on the day a repayment is due. Once a repayment is past due, we also send additional reminders via email, text message or phone call on the 7th day before, the 3rd day before and on the day of scheduled payment.

A loan will be deemed to have become delinquent when the borrower had missed a payment at the time of 6:00 pm on the repayment date and the borrower had not reached an agreement with the Company regarding the resolution of the loan repayment. When a loan is delinquent, we will follow up with the borrower immediately if we noticed the borrower has missed the payment at the 6:00 pm cut-off time. We will notify the borrower the late payment and inquire with the borrower of his or her plan to settle the late payment. If the borrower does not reach a repayment resolution with us after our follow-up with the borrower, we will deploy our asset protection process. Our asset protection team is well-trained and able to handle different kinds of situations, and collect the pledged cars in an efficient and safe way. The missed payment could be any instalment payments and our repossession could be triggered immediately or within a couple of days depending on the cases of the borrower (i.e. depending on our assessment of the borrower’s intention and willingness to settle the payment based on our follow-up communications with the customer). The repossession is to ensure that the lenders’ investments are protected. The borrower can pay off the loan and remove the security interest on the title. We will not trigger the disposal process if the borrower later settles the missed payment, explains the reasons behind the late payment, and expresses the intention to repay the remaining instalment payments. If the borrower is unable or expresses unwillingness to repay the balance of the loan, the borrower will sign a Vehicle Sales Contract authorizing us to sell the collateral car. We will then sell the car and repay the lenders with the proceeds of the sale. The lenders bear the risk of loss if the proceeds of the sale do not cover the principle and interest of the loan. The disposal process will generally only be triggered when the borrower has been delinquent for the payment for over 90 days.

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Currently, the default information of our customers is tracked and reflected in our delinquency rate information as we do not differentiate or separately track default and delinquency information. Our delinquency rate reflects the delinquency information, which includes the number of days a payment has been delinquent. This delinquency will be tracked from the time the late payment occurred and will continue to be tracked even if we have repossessed the vehicle but the borrower has not settled the payment.

As of December 31, 2017, 52% of the delinquent loans were settled prior to disposition, 29% of the collected cars were sold off and the remaining collected cars were still pending for negotiations with borrowers for final resolution of repayments.

As of December 31, 2017, the percentage of applicants who start Stage 1 and end getting funded was 84%.

Competition

The online auto finance marketplace industry in China is intensely competitive, and we compete with other auto finance marketplaces. Our key competitor is Wei Dai Wang and Yi Xin Che Dai. In light of the low barriers to entry in the online auto finance industry, more players may enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future.

We also compete with other financial products and companies that attract borrowers, lenders or both. With respect to borrowers, we compete with car manufacturers that enable installment payments, other automobile finance marketplaces and traditional financial institutions, such as automobile finance business units in commercial banks, credit card issuers and other automobile finance companies. With respect to lenders, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts and real estate.

Our Growth Strategy

We are transitioning into a comprehensive financial services platform that offers a diversified portfolio of services to cater to various customer needs.

●	Continue to define industry best practices in China. We strive to create and uphold industry best practices for all aspects of our business, including risk management and analysis, operational transparency, fund settlement and data security.

●	Broaden the borrower base. We seek to grow the number of borrowers on our online marketplace by introducing new service and new types of loans to be facilitated through our platform, and by tailoring products to specific borrower needs.

●	Expand the lender base. We strive to increase the overall number of lenders and the amounts they invest through our platform by facilitating investments in a diversified portfolio of high-quality secured loans. We will continue to develop new investment options, to satisfy different lender requirements. In the future, we plan to offer lenders a more diverse array of loans to be facilitated through our platform that better meet their return targets.

●	Expand our services and the variety of loans facilitated through our platform. Currently, we primarily facilitate loans to individual or business that pledge the security interest in their automobile as collateral to the loans. We plan to provide three new services in facilitating

(i) Finance leases: unlike our current operating model, where the car and the title of the car remains with the owner, in finance lease, the title of the car will be transferred to our financial lease subsidiary, Huizhong, and Huizhong will provide financial lease services to borrowers. We will be able to facilitate loans that exceed RMB 200,000 to borrowers. This will give us a competitive advantage because, to our knowledge, we are the only company in the online lending financing information intermediary industry, where all loans are secured with the security interest in the borrowers’ automobile, that has a financial lease certificate;

(ii) Car-collateralized loans for automobile dealers: in this case, the borrowers will be car dealers. We will facilitate loans for them if they pledge the security interest in their car inventory to secure the loan. This new business will have a bigger volume because we expect that the average number of inventory will be 50 to 100 cars; and

(iii) Auto loans: we also plan to expand the loans facilitated through our platform to include facilitating auto loans for new car buyers and industrial automobile buyers.

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●	Further enhance our risk management capabilities. We will continue to automate our risk management system by enhancing our online data analysis capabilities and utilizing additional data sources. We will also advance our proprietary algorithms in order to increase the automation and predictive capabilities of our risk management systems. Additionally, we will further develop an effective monitoring system and technology to achieve 24/7 monitoring of collateral automobiles in order to minimize risk. We plan to continue to install small, concealed GPS devices that provide the precise location of the collateral automobile. These devices will enable us to further increase the efficiency of our marketplace while maintaining sophisticated risk management capabilities.

●	Commercialize loan asset protection as our new service offering. We have a professional asset protection team, consisting of experienced professionals, mechanics and specialists who are able to collect the collateral automobiles using efficient and safe methods. Post-loan collateral asset protection and recovery has always been the main problem for any finance service company. Some have experienced difficulties collecting the collateral and are interested in outsourcing the recovery process. We plan to start a new service in collateral asset protection for other market participants.

●	Continue to execute our mobile strategy. We have made and will continue to make significant investments in pursuing our mobile strategy. We plan to further strengthen our mobile interest presence to seize promising market opportunities by developing targeted marketing programs directed at mobile users, introduce more mobile related products and further enhance our risk management capabilities utilizing additional information from our mobile users.

●	Continue to invest in our technology platform. We will continue to make significant investments in our proprietary technologies in the areas of data collection and processing algorithms to increase the precision, speed and scale at which we match the demand and supply of funds. Enhanced data analytics will also improve our conversion of online leads into successful borrowers and lenders.

●	Cultivate a vibrant consumer lending ecosystem. We will expand strategic relationships with key industry value chain partners to further increase the value of our marketplace and better serve borrowers and lenders. We will continue to promote the positive development of the online auto finance marketplace industry in China through long-term partnerships with government institutions to advocate for the adoption of an industry-wide credit scoring system to better protect borrowers and lenders.

IT Infrastructure

Under applicable PRC law, almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. Our variable interest entity Hengye has applied for ICP licenses for value-added Internet information services on provision of commercial interest information services.

Customers Acquisition Channels and Long Term Opportunities

Our customers acquisition channels consist of offline business outlets and an online marketplace. We have over 96 business outlets in China, with a total of 1,800 full-time experienced customer service representatives in those outlets. Our customer service representatives work directly with our customers, who we believe, given their financial condition and size of business, are often underserved by larger financial institutions. Our customer service representatives promote our brand by giving out business cards and fliers, and organizing activities for potential customers. We make advertisements on newspapers, billboards and the Internet. We also work with local car service shops and car dealers for referrals. In addition, through our online marketplace, we are able to reach more potential customers and lenders. In the long term, we plan to adopt an incentive plan to encourage existing customers to refer their friends and family to our business.

Beginning from 2016, we also started to acquire customers through referrals from entities that have been verified by us. These customer referrers need to meet certain requirements before they can enter into referral agreements with us. These requirements include:

1.	There is no existing competition relationship with us. The customer referrers shall not engage in online lending facilitating business;

2.	The referrers shall have business operating venues. The customer referrers must be a legitimate entity who has business license and operating facility venue;

3.	The referrers shall be familiar with the local environment. The referrers and their management must have existed and lived in the local area for more than 2 years.

We will gather such information including the business licenses and business operating geographic area to verify whether the referrers meet the above three criteria. If a customer referrers meets all the requirements, we will then sign an agreement with the customer referrer. The material terms of such agreements include the following:

•	The customer referrer will refer sources of potential borrowers to us. The customer referrer does not have the rights to conduct the assessment and approval process related to the borrowing. The borrowers referred will be assessed and approved by the Company;

•	The customer referrer will not have a labor employment relationship with the Company;

•	The Company will compensate the customer referrer based on the agreed-upon compensation indicated in the agreement.
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After verification, these referrers may refer customers to our platform and we will pay certain compensation for their referrals. We enter into formal agreements with these referrers for their referral services. For the year ended December 31, 2016, the compensation for referrals was RMB 127,752 (USD 19,231) and for the year ended December 31, 2017, the compensation for referrals was RMB 1,113,015 (USD 164,776). These expenses are included and presented in “Sales and Marketing expenses” line of our consolidated statement of operations in our financial statements. The compensation is determined based on certain percentage of the loan amount eventually borrowed by the borrower as a result of the referral.

Research and Development

We are committed to researching and developing the loans facilitated through our platform and online marketplace. We believe that innovations will help our Company achieve its long-term strategic objectives. Our research and development efforts are an integral part of our operations and the core of our competitive advantage and differentiation strategy.

The Research and Development team consists of dedicated engineers, researchers and analysts focusing on developing more loans to be facilitated through our platform that meet the customers’ need and customizing the online marketplace.

We have also been actively conducting research in developed technology in mature markets, such as GPS tracking, telecommunication remote tracking, smartphone integration, and asset protection protocol. We plan to enter into an agreement with one of the largest US subprime auto loan tracking software companies. We also plan to start sharing data and develop Big Data analytical algorithms to identify high-risk scenarios. We are one of the pioneers in asset protection and investigation capabilities. Our team is always looking to enhance these capabilities in order to better serve customers.

In terms of our IT capabilities, we have obtained level 3 certification on our IT system which is the highest possible level certification issued by the China Public Security Bureau. Moreover, we have a registered copyright on our mobile app. We plan to invest more resources into research and development activities in the coming years.

We spent $451,726 in 2017 and $284,524 in 2016 on research and development activity. The expense is spent on our in-house IT development team.

Our Property

Intellectual Property

We rely on certain intellectual property to protect our domestic business interests and ensure our competitive position in our industry.

Copyright

Hengye has registered the Fuqin Finance APP V 2.5 with the National Copyright Administration of PRC. Copyright protection is granted in PRC. Under the PRC Copyright Law, the protection for copyrighted software started June 1, 2017, when the software is first published, and the term of the protection is 50 years. We utilize the copyrighted software as an online mobile platform to provide services to our customers and lenders.

Domain

We have the right to use the following domain registrations issued in the PRC.

No.	Domain Name	Owner
1	fuqinsafeguard.com	Hengye
2	fuqinsafeguard.cn	Hengye
3	fuqinzibao.cn	Hengye
4	badefintech.com	Hengye
5	fuqinjinfu.com	Hengye
6	fuqinjinfu.cn	Hengye
7	fuqinpuhui.com	Hengye
8	fuqinpuhui.cn	Hengye
9	fuqinpuhui.net	Hengye
10	富勤普惠.中国	Hengye
11	fuqinjinrong.com	Hengye
12	fuqinjinrong.cn	Hengye
13	富勤金融.中国	Hengye
14	fuqinjinrong.net	Hengye
15	fuqinjinkong.cn	Hengye
16	fuqinjinkong.com	Hengye
17	fuqinyidai.com	Hengye
18	fortunes-capital.com	Hengye
19	fuqintec.cn	Fuqin Jinkong

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No.	Domain Name	Owner
20	fuqinfintech.cn	Fuqin Jinkong
21	fuqinfintech.com	Fuqin Jinkong
22	fuqintec.com	Fuqin Jinkong
23	xianrongwang.cn	Hengye
24	xianrongwang.com	Hengye
25	富勤财富.cn	Hengye
26	富勤财富.中国	Hengye
27	富勤财富.com	Hengye
28	富勤财富.net	Hengye
29	fuqincaifu.com	Hengye
30	taojinwan888.com	Hengye

Equipment

As of December 31, 2016, we have $23,318 depreciation expense for the year ended December 31, 2016 and the total value of the property is $113,978. As of December 31, 2017, we have $56,552 depreciation expense and the total value of the property is $208,405.

Lease commitment

Lease Term	Address	Space (square meters)	Monthly Rent (RMB)	Purpose
August 27, 2014 to April 30, 2017	8 Guanghua Dongli, Zhonghai Plaza, 16th Floor, Chaoyang District, Beijing City, PRC	96.4	41,934 (including a 2,892 management fee)	Office

March 30, 2015 to May 31, 2017	8 Guanghua Dongli, Zhonghai Plaza, South Tower, 8th Floor, Chaoyang District, Beijing City, PRC	190.032	84,564 (including a 5,700.96 management fee)	Office

October 20, 2016 to October 19, 2019	8 Guanghua Dongli, Zhonghai Plaza, South Tower, 7th Floor, Chaoyang District, Beijing City, PRC	319.5	128,757.6 (including a 9,584.94 management fee)	Office

May 27, 2017 to May 26, 2019	6 Ritan Road, Building NO. 1, Beijing Xinzu Building, Room 510, Chaoyang District, Beijing City, PRC	53	12,500 (including a 1,612 management fee)	Office

We did not have any lease commitment in 2015, primarily due to limited operating activities.

In 2014, the Company entered into a sublease agreement with Fortunes Zhuoyue Wealth Investment Management (Beijing) Co., Ltd. to sublease a 192.8 square-meter office space, located at 8 Guanghua Dongli, Zhonghai Plaza, 16th Floor, Chaoyang District, Beijing City, PRC. The lease started from August 27, 2016 for Hengye, and August 11, 2016 for one of Hengye’s subsidiaries, and went to April 30, 2017. According to the agreement, the rent was RMB 83,868, which included an RMB 5,784 management fee per month. The company didn’t renew this lease, but entered into the following lease for the 8th floor in the same office building:

In 2015, the Company entered into a sublease agreement with Fortunes Zhuoyue Wealth Investment Management (Beijing) Co., Ltd. to sublease a 570.096 square-meter office space, located at 8 Guanghua Dongli, Zhonghai Plaza, South Tower, 8th Floor, Chaoyang District, Beijing City, PRC. The lease started from March 30, 2015 for Hengye and one of its subsidiary, and December 28, 2015 for another subsidiary of the Hengye, and went to May 31, 2017. According to the agreement, the rent was RMB 253,692, which included an RMB 17,102.88 management fee per month. The company didn’t renew this lease, but entered into the following lease for the 7th floor in the same office building:

In 2016, the Company entered into a sublease agreement Fortunes Zhuoyue Wealth Investment Management (Beijing) Co., Ltd. to sublease a 958.5 square-meter office space, located at 8 Guanghua Dongli, Zhonghai Plaza, South Tower, 7th Floor, Chaoyang District, Beijing City, PRC. The lease started from October 20, 2016 and will go to October 19, 2019. According to the agreement, the rent is RMB 386,272.8, which includes an RMB 28,754.82 management fee per month.

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On May 17, 2017, the Company entered into a lease agreement with Beijing Tongkai Economy Development Co., Ltd. to lease a 53 square-meter room for office, located at 6 Ritan Road, Room 510, Chaoyang District, Beijing City, PRC. The lease started from May 27, 2017 and will go to May 26, 2019. According to the agreement, the rent is RMB 12,500, which includes an RMB 1,612 management fee per month.

The above operating lease commitments are summarized as follows.

	Commitment amount
	RMB	USD
Year of 2018	8,650,121	1,280,608
Year of 2019	2,979,933	441,164
	11,630,054	1,721,772

Our Employees

Department	Number of Employees	% of Total
Marketing and Sales	1485	75%
Administration and Human Resource Department	495	25%
Administration	69	3.6%
Human Resource	27	1.4%
Customer Service	133	6.7%
Risk Management	68	3.4%
Asset protection	76	3.8%
Assessment	50	2.5%
Engineering	2	0.1%
Research and Development	70	3.5%
Total	1,980

As of the date of this prospectus, we employ a total of 1,980 full-time employees, among which 1,485 work in the Marketing and Sales Department and 495 work in the Administration and Human Resource Department, which consists of 69 employees in the Administration Group, 27 in the Human Resource Group, 13 in the Customer Service Group, 68 in the Risk Management Group, 76 in the Asset Protection Group, 50 in the Assessment Group, 2 in the Engineering Group and 70 in the Research and Development Group.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in China, we participate in various employee social security plans that are organized by the local governments. We pay social insurance for all of the 1,980 full-time employees, covering housing funds and all five types of social insurance, including pension, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance. All monthly payments were made on time.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

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As an online automobile finance marketplace connecting lenders with individual borrowers, we are regulated by various government authorities, including, among others:

●	the Ministry of Industry and Information Technology, or the MIIT, regulating the telecommunications and telecommunications-related activities, including, but not limited to, the internet information services and other value-added telecommunication services;

●	the People’s Bank of China, or the PBOC, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting the administration of the financing;

●	China Banking Regulatory Commission, or the CBRC, regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

Regulations Relating to Foreign Investment

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOC and the National Development and Reform Commission. Industries listed in the Catalog are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

Our PRC subsidiaries are mainly engaged in providing investment and financing consultations and technical services, which fall into the “encouraged” or “permitted” category under the Catalog. Our PRC subsidiaries have obtained all material approvals required for its business operations. However, industries such as value-added telecommunication services (except e-commerce), including internet information services, are restricted from foreign investment. We provide the value-added telecommunication services that are in the “restricted” category through Hengye, our consolidated variable interest entity.

Foreign Investment in Value-Added Telecommunication Services

The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. The Guidance Catalog of Industries for Foreign Investment amended in 2015 and Circular 196 promulgated by the MIIT in June 2015 allow a foreign investor to own more than 50% of the total equity interest in an online data processing and transaction business (e-commerce business).

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as the VATS License, is prohibited from leasing, transferring or selling the VATS License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the VATS License holder must have the necessary facilities for its approved business operations and to maintain the facilities in the regions covered by its VATS License.

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In light of the above restrictions and requirements, we operate our online marketplaces through Hengye, our consolidated variable interest entity. Hengye has received an ICP License, the VATS License for internet information services.

Regulations Relating to Online Lending Information Intermediary

Due to the relatively brief history of the online lending information intermediary service industry in China, the regulatory framework governing our industry has not developed comprehensively. Even though few specific regulations on online lending information intermediary service industry have been issued in the past two years, detailed interpretation and implementation guidelines have yet to be promulgated by the regulators. In addition, there are certain other general rules, laws and regulations that may be relevant or applicable to the online lending information intermediary service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court.

Regulations on Loans between Individuals

The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law confirms the validity of loan agreement between individuals and provides that the loan agreement becomes effective when the individual lender provides the loan to the individual borrower. The PRC Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. When private loans between individuals are paid by wire transfer, through online lending information intermediaries or by other similar means, the loan contracts between individuals are deemed to be validated upon the deposit of funds to the borrower’s account. In the event that the loans are made through an online lending information intermediary, which only provides intermediary services, the courts will dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online lending information intermediary guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the online lending information intermediary assumes the obligations of a guarantor will be upheld by the courts. The Private Lending Judicial Interpretations also provide that agreements between the lender and borrower on loans with interest rates below 24% per annum are valid and enforceable. As to loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the interest payment. If the annual interest rate of a private loan is higher than 36%, the excess will not be enforced by the courts. The APRs for the loans on our marketplace currently range from 6.96% to 18%, which comprises a fixed interest rate to be paid to the lenders and a facilitation service fee rate we charge borrowers for our services. See “Business – Our Products and Services – Loan Pricing Mechanism.”

Pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee.

In addition, according to the PRC Contract Law, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business of connecting lenders with individual borrowers may constitute intermediary service, and our service agreements with borrowers and lenders may be deemed as intermediation contracts under the PRC Contract Law. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.

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Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998 and amended in January 2011, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$144,030), (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$72,015), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We act as a platform for borrowers and lenders and are not a party to the loans facilitated through our platform. In addition, we do not directly receive any funds from lenders in our own accounts as funds loaned through our platform are deposited into and settled by a third-party custody account managed by Bank of Langfang, one of the largest commercial banks in China.

Regulations on Online Lending Information Intermediary Service Provider

In July 2015, ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines. The Guidelines sets forth certain core principles for the online lending information intermediary service industry. Based on the core principles under the Guidelines, in August 2016, the CBRC, the MIIT, the PRC Ministry of Public Security and the PRC State Internet Information Office issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures. The Interim Measures defines online lending as the direct lending among individuals (including natural persons, legal persons and other organizations) through Internet platforms, and the online lending information intermediaries as the legally established financial information intermediaries specialized in the online lending information intermediary business, which provide, mainly through Internet, such services as information collection, information release, credit assessment, information exchange, and lending matchmaking to facilitate the direct lending between borrowers and lenders.

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The Interim Measures require the online lending information intermediaries and their branches that propose to carry out the online lending information intermediary services to file a record with the local financial regulatory department at the place where it is registered with the local administration for industry and commerce within 10 business days upon obtaining the business license. Local financial regulatory departments have the power to assess and classify the online lending information intermediaries which have filed a record, and to publicize the record-filing information and the classification results on their respective official websites in a timely manner. However, specific rules and procedures on the record-filing, assessment and classification of the online lending information intermediaries, particularly those in existence before the promulgation of the Interim Measures, are yet to be formulated and issued. Institutions engaged in the online lending information intermediary business must explicitly identify the online lending information intermediaries in their business scope.

The online lending information intermediaries are prohibited from engaging in any of the following activities, among other things: (i) financing for themselves directly or in a disguised form; (ii) accepting, collecting or gathering funds of lenders directly or indirectly; (iii) providing security to lenders or promising break-even principals and interests directly or in a disguised form; (iv) advertising or promoting financing projects on other physical premises other than such digital channels as the Internet, fixed-line telephone or mobile phone by themselves or upon entrustment or authorization of any third party; (v) providing loans, unless otherwise stipulated by laws and regulations; (vi) splitting the term of any financing project; (vii) raising funds by issuing such financial products as wealth management products by themselves, or selling wealth management products of banks, assets management products of securities traders, funds, insurance, trust products or other financial products on a commission basis; (viii) carrying out any business analogous to asset securitization or conducting transfer of creditor’s rights in the form of packaged assets, asset-backed securities, trust assets or fund units, among others; (ix) engaging in any form of mixture, bundling or agency with other businesses such as institutional investment, sale on a commission basis and brokerage, unless otherwise permitted by laws, regulations and relevant regulatory provisions on online lending information intermediaries; (x) false statement, misrepresenting or failure to disclose important information regarding the financial projects; (xi) providing information intermediary services for those highly risky financing projects whose purpose is investing in stock market, over-the-counter financing, futures contracts, structured products and other derivatives; and (xii) engaging in equity-based crowd funding.

The Interim Measures do not allow (i) the balance of money borrowed by the same natural person and the same legal person or other organization on the same online lending information intermediary platform to exceed RMB200,000 (US$28,806) and RMB1,000,000 (US$144,030.0), respectively; or (ii) the total balance of money borrowed by the same natural person and the same legal person or other organization on different online lending information intermediary platforms to exceed RMB1,000,000 (US$144,030.0) and RMB5,000,000 (US$720,150), respectively. The fund raising period set by an online lending information intermediary for each single financing project must not exceed 20 business days.

Further, the Interim Measures set forth certain information disclosure requirements for the online lending information intermediaries, including (i) fully disclosure on their respective official websites of the basic information of borrowers, basic information of financing projects, risk assessment, possible risk results, use of funds by the matched lending projects and other related information; (ii) publishing on their respective official websites matched lending projects and other information on their operation and management; (iii) maintaining certain column on their official websites for information on their business operation and management and regularly disclosing their annual reports, laws and regulations, and relevant regulatory provisions on the online lending information intermediary service industry to the public; (iv) retaining accounting firms to regularly audit the deposit and management of the lenders’ and borrowers’ funds, information disclosure, security of information technology infrastructure, compliance of operation and other key processes, and also retaining qualified information security assessment and certification institutions to regularly assess and certify their information security, and disclose to lenders, borrowers and others such auditing, assessment and certification results.

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Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, including online lending information intermediaries, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to comply with certain anti-money laundering obligations, including verifying customer identification, reporting suspicious transactions and preserving customer information and transaction records. The Custodian Guidelines issued by PBOC in February 2017 require the online lending platforms to set up custody accounts with commercial banks and comply with the anti-money laundry requirements of the relevant commercial banks.

In cooperation with our partnering custody banks and payment companies, we have adopted various policies and procedures for anti-money laundering purposes.

Regulations on Value-Added Telecommunication Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, while internet information services, or ICP services, and data processing and transaction processing services, or EDI services, are classified as value-added telecommunications businesses. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts, which must identify the specific type of value-added telecommunications services it provides. An internet information service provider must obtain a VATS License for internet information services, or ICP License and a data processing and transaction processing service provider must obtain a VATS License for data processing and transaction processing services, or EDI License.

In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. Pursuant to these measures, “internet information services” refer to provision of internet information to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” A commercial internet information services operator must obtain a VATS License for internet information services, or ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China. The ICP License has a term of five years and can be renewed within 90 days before expiration.

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Hengye, our consolidated variable interest entity operating our online marketplace and mobile application, may be deemed to be providing commercial internet information services and data processing and transaction processing services, which would require Hengye to obtain an ICP License and an EDI License. Hengye has an ICP License for provision of commercial internet information services issued by Beijing Telecommunication Administration Bureau in December 2016. The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, including online lending information intermediaries, to complete registration with the relevant local counterpart of the MIIT in accordance with implementation regulations that may be promulgated by the MIIT and/or the Office for Cyberspace Affairs pursuant to the Guidelines. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to apply for appropriate telecommunication business license in accordance with the relevant requirements of telecommunication authorities subsequent to completion of the record-filing with the local financial regulatory department. In accordance with the Guidelines and the Interim Measures, the relevant authorities are in the process of making detailed implementation rules in relation to the record-filing procedures, as well as the application procedures for appropriate telecommunication business license by online lending information intermediaries. We plan to apply for any requisite telecommunication services license once the detailed implementation rules become available.

Regulations on Internet Information Security

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

In addition, the Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, including online lending information intermediaries, to improve technology security standards, and safeguard customer and transaction information. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 requires the online lending information intermediaries, among other things, to (i) carry out grading filing and testing for their information systems, (ii) implement thorough cyberspace security facilities and management measures, including firewall, intrusion detect, data encryption, and disaster recovery, etc., (iii) establish information technology management, technology risk management, technology auditing and related systems, (iv) allocate sufficient resources and implement thorough management and control measures and technological means to ensure safe and steady operation of their information systems, (v) protect the security of the information of lenders and borrowers, (vi) carry out a comprehensive security evaluation at least once every two years, (vii) accept the information security inspection and auditing by competent authorities, and (viii) establish or adopt application-level disaster recovery systems and facilities compatible with their business scales within two years after their establishment.

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Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. An ICP service operator is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. The Guidelines jointly released by ten PRC regulatory agencies in July 2015 also prohibit internet finance service providers, including online lending information intermediaries, from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 requires the online lending information intermediaries, among other things, to strengthen the management of lenders’ and borrowers’ information to ensure the legitimacy and security regarding the collection, processing and use of lenders’ and borrowers’ information, to keep confidential the lenders’ and borrowers’ information collected in the course of their business, and not to use such information for any other purpose except for services they provide without approval of lenders or borrowers. The lenders’ and borrowers’ information collected within the territory of China shall be stored, processed and analyzed within the territory of China. The online lending information intermediaries shall not provide the lenders’ and borrowers’ information to any party located outside the territory of China, unless otherwise required by laws and regulations. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation.

Regulations on Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyrights in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

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Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Fortunes Capital HK and Keen Point, our Hong Kong subsidiaries, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Fuqin Jinkong and Huizhong, our PRC subsidiaries, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

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Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch and/or qualified banks to reflect the recent changes to our corporate structure.

Regulations on Dividend Distribution

Under our current corporate structure, Fuqin Fintech may rely on dividend payments from Fuqin Jinkong, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in September 2016, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

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Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

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MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Huaishan Cao	44	Chairman of the Board
Xingliang Li	28	Director and Chief Executive Officer
Richard Chen	38	Chief Financial Officer
Jun Lai	37	Chief Technology Officer
Nan Du	35	Chief Operating Officer
Lixin Yu	37	Chief Legal Officer
He Wang	28	Chief Marketing Officer

The business address of each of the officers and directors is No.8 Guanghua Dongli, Zhonghai Guangchang, 7th Floor, South Tower, Chaoyang District, Beijing, PRC. 100020.

Huaishan Cao. Mr. Cao is the founder of our Company and has served as the Chairman of the Board since inception, where he is in charge of the operation of the Company, making development strategy and decisions, monitoring the revenue and expenditure, and managing the assets. Before that, he was the director and Vice President at Fortune Capital Co. Ltd. from August 2007 to September 2013, where he participated in and led the execution of several investment and financing projects, and completed multiple listing projects. Mr. Cao served in an executive role at several leading investment banks in China. Before that, he was a staff member at the Beijing office of a local government. Mr. Cao obtained his MBA from Renmin University of China. Mr. Cao’s experience enabled him to accumulate a vast relationship network and build up a wealth of management experience knowledge. Mr. Cao is an avid outdoor sports enthusiast, including auto rally, gliding, scuba diving, and other outdoor sports.

Xingliang Li. Mr. Li has served as our Director since August 2014 and as Chief Executive Officer since January 2017. He has established and improved the company’s risk assessment system, risk control management system, customer credit evaluation system, established and implemented the annual work plan of the company’s risk management, developed appropriate risk management approach and supervised the implementation, collected and analyzed the policies and development of the industry, and issued risk management analysis reports regularly. He has been the Chief Executive Officer and Chief Risk Officer of Fuqin Hengye Technology Development (Beijing) Co. Ltd. since January 2016. He has made operational decisions in finance and business scope, developed growth strategies, promoted the Company’s brand, and developed and supervised risk assessment system. Mr. Li acquired his bachelor’s degree from Hebei University of Economics and Business. Mr. Li has a profound understanding of the operation principles and is experienced with trading and risk management.

Richard Chen. Mr. Chen has served as our Chief Financial Officer since February 27, 2017. He was the partner of CLC LLP in USA from 2015 to 2017. From 2008 to January 2015, Mr. Chen was the Senior Manager at Deloitte Touche Tohmatsu Certified Public Accountants LLP, Beijing office where he was involved in many Chinese companies’ US IPO processes. From 2003 to 2008, he was the Senior Tax Consultant at Grant Thornton LLP, Los Angeles office. Mr. Chen graduated from University of California Riverside with his bachelor’s degree in Business Economics in 2003.

Jun Lai. Mr. Lai has served as our Chief Technology Officer since January 2017. He was the General Manager at Shenzhen Dai Dai Ping An Internet Information Co. Ltd., Shanghai Office, where he led and supervised the Internet team and the Finance team, designed online financial products, and developed the risk assessment system. From July 2009 to May 2012, he was the Chief Operating Officer at Shanghai Gasgoo Internet Technology Co. Ltd., where he and his team were in charge of the running and marketing of the websites. Mr. Lai worked for Ali Express from September 2008 to July 2009 and Microsoft China from July 2005 to December 2007. While at Microsoft, he was the product manager and led the effort to expand MSN Space. Mr. Lai earned his bachelor’s degree in E-commerce at the University of Electronic Science and Technology of China. Mr. Lai is experienced in E-commerce and the operation and maintenance of websites.

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Nan Du. Ms. Du has served as our Chief Operating Officer since August 2017. She has been working in the Chinese internet industry since 2004. Ms. Du is also very experienced in internet financing, having been the co-founder of Haixiang Financial and other various internet financial companies. Ms. Du spent four years at Alibaba where she served in managerial roles. Ms. Du obtained her bachelor’s degree from Dongbei Normal University in Chinese Studies.

Lixin Yu. Mr. Yu has served as our Chief Legal Officer since 2014. Before that, Mr. Yu worked at Beijing Xia’An Law Group, where he practiced company, finance, securities, and banking law. Mr. Yu specializes in credit management, asset management, and other capital market operating legal matters. Mr. Yu now mainly oversees our compliance, legal risk and other legal matters. Mr. Yu obtained his Bachelor’s degree in Law from Peking University.

He Wang. Mr. Wang has been our Chief Marketing Officer since 2014. He oversaw the development of our sales network, the development of the operating model, and scouted our ideal location. He is also in charge of preparing quarterly and annual marketing reports to the Board. Mr. Wang is experienced in on the ground sales and marketing in urban areas, as he has held many sales roles in various industries. Mr. Wang obtained his bachelor’s degree from Shandong Communication College.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There is no family relationship among any of our directors or executive officers.

Board of Directors and Board Committees

Our board of directors currently consists of two directors, neither of whom is independent as such term is defined by the Nasdaq Capital Market. We plan to appoint independent directors prior to listing on Nasdaq. We expect that our current directors will continue to serve after this offering.

The directors will be re-elected at our annual general meeting of shareholders in 2018 and every 1 year thereafter.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We currently do not have standing audit, nominating or compensation committees. Our board of directors handles the functions that would otherwise be handled by each of the committees. In connection with our initial public offering, we will establish three standing committees under the board: the audit committee, the compensation committee and the nominating committee. The audit committee will be responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors will review and make recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and will also administer our incentive compensation plans and equity-based plans (but our board will retain the authority to interpret those plans). The nominating committee of the board of directors will be responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee will consider diversity of opinion and experience when nominating directors.

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Upon the establishment of an audit committee, the board will determine which of the directors qualifies as an audit committee financial expert.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as determined by a general meeting of the Company from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses properly incurred in going to, attending and returning from meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the business of the Company. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by shareholders in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

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Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We current do not have a code of business conduct and ethics applicable to our directors, officers and employees, however, we intend to adopt one in the near future in connection with our application to list on The Nasdaq Capital Market.

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EXECUTIVE COMPENSATION

We currently do not have a compensation committee approving our salary and benefit policies. Our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2017 and 2016 .

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Xingliang Li	2017	53,296	—	—	—	53,296
Chief Executive Office	2016	4,321	—	—	—	4,321
Richard Chen	2017	53,296	—	—	—	53,296
Chief Financial Office	2016	4,321	—	—	—	4,321
Jun Lai	2017	53,296	—	—	—	53,296
Chief Technical Officer	2016	4,321	—	—	—	4,321
Nan Du	2017	53,296	—	—	—	53,296
Chief Operating Officer	2016	—	—	—	—	—
Lixin Yu	2017	53,296	—	—	—	53,296
Chief Legal Officer	2016	4,321	—	—	—	4,321
He Wang	2017	53,296	—	—	—	53,296
Chief Marketing Officer	2016	4,321	—	—	—	4,321

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Xingliang Li, Richard Chen, Jun Lai, Nan Du, Lixin Yu, and He Wang. We do not have director agreement with Huaishan Cao.

Xingliang Li

We entered an employment agreement with our Director and Chief Executive Officer, Xingliang Li, effective as of July 23, 2017 and running through July 22, 2020, with an annual salary of RMB 360,000 (approximately US$ 54,300).

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Richard Chen

We entered an employment agreement with our Chief Financial Officer, Richard Chen, effective as of July 23, 2017 and running through July 22, 2020, with an annual salary of RMB 360,000 (approximately US$ 54,300).

Jun Lai

We entered an employment agreement with our Chief Technology Officer, Jun Lai, effective as of July 23, 2017 and running through July 22, 2020, with an annual salary of RMB 360,000 (approximately US$ 54,300).

Nan Du

We entered an employment agreement with our Chief Operating Officer, Nan Du, effective as of October 10, 2017 and running through October 10, 2020, with an annual salary of RMB 360,000 (approximately US$ 54,300).

Lixin Yu

We entered an employment agreement with our Chief Legal Officer, Lixin Yu, effective as of August 27, 2014 and running through August 27, 2019, with an annual salary of RMB 360,000 (approximately US$ 54,300).

He Wang

We entered an employment agreement with our Chief Marketing Officer, He Wang, effective as of August 27, 2014 and running through August 27, 2019, with an annual salary of RMB 360,000 (approximately US$ 54,300).

Director Compensation — Fiscal 2017 and 2016

During fiscal 2017 and 2016, no members of our Board of Directors received compensation in their capacity as directors.

Director Compensation — Non-Employee Directors

Historically, we have not paid our non-employee directors. Upon completion of this offering, we plan to pay our independent directors an as-yet undetermined cash fee for serving as directors. In addition, we plan to reimburse non-employee directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. For the years ended December 31, 2017 and 2016, we did not pay any non-employee directors because we did not have any non-employee directors.

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RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

The related parties consisted of the following:

i)	Revenue from related parties and accounts receivable from related parties, net

None

ii)	Due from related party

	December 31, 2017	December 31, 2016
	US$	US$
Fortunes Zhuoyue Wealth Investment Management (Beijing) Co., Ltd	5,451,319	2,999,807
Fortunes Puhui information consulting service (Shouguang) Co., Ltd	74,115	3,735
Chengdu Qifa Fenqi Technology Co., Ltd	311,804	26,766
Jun Lai	621,243	288,031
Huirong Investment Limited	3,883	-
Fortunes Capital Fintech Holding Limited	8,541	-
Total	6,470,905	3,318,339

Fortunes Zhuoyue Wealth Investment Management (Beijing) Co., Ltd (“Fortunes Zhuoyue”), a PRC company who is controlled by Huaishan Cao, the controlling shareholder of the Company. Before the Company had its account with its partner third party financial institution, Fuiou, Fortunes Zhuoyue already has an account at Fuiou. Therefore, the Company used Fortunes Zhuoyue’s account with Fuiou to disburse funds to borrowers. The facilitation service fees processed through Fortunes Zhuoyue’s Fuiou account, therefore, belonged to the Company. As of December 31, 2016, and December 31, 2017, the Company still had receivable balances from Fortunes Zhuoyue’s account in the amounts of US$ 2,999,807 and US$5,451,319 respectively.

Fortunes Puhui information consulting service (Shouguang) Co., Ltd (“Puhui Shouguang”), a PRC company who is controlled by Huaishan Cao, the controlling shareholder of the Company. The Company paid rent expense for Puhui Shouguang. The balances as of December 31, 2017 and December 31, 2016 represent the Company’s receivable balances from Puhui Shouguang.

In 2016 and 2017, Hengye loaned working capital to Chengdu Qifa Fenqi Technology Co., Ltd (“Chengdu Qifa”). As of December 31, 2016 and 2017, the Company recorded receivable balances from Chengdu Qifa in the amount of US$ 26,766 and US$311,804, respectively. The loan is interest free and payable on demand.

In December 2016, Hengye loaned Jun Lai, our Chief Technology Officer, in total of RMB 2,000,000, totaling US$ 288,031. In January, 2017, Hengye loaned Jun Lai additional RMB 2,000,000 ($333,212). As of December 31, 2017, the total balance loaned to Jun Lai is RMB 4,000,000 (US$ 621,243). The loans are due on demand by Hengye. These loans are interest free and payable on demand. On 16 March, 2018, Mr. Lai repaid the RMB 4,000,000 (US$621,243) to Hengye.

Huirong Investment Limited, a Cayman company which is controlled by Huaishan Cao, the controlling shareholder of the Company. The Company paid annual return fee for Huirong Investment Limited, the balance as of December 31, 2017 represent the Company’s receivable balance from Huirong Investment limited.

Fortunes Capital Fintech Holding Limited, a Cayman company (“Fortunes Capital Cayman”) which is controlled by Huaishan Cao, the controlling shareholder of the Company. The Company paid annual return fee for Fortunes Capital Cayman. The balance as of December 31, 2017 represent the Company’s receivable balance from Fortunes Capital Cayman.

iii)	Due to related party

	December 31, 2017	December 31, 2016
	US$	US$
Fortunes Zhuoyue Wealth Investment Management (Beijing) Co, Ltd	652,884	605,690
Shareholders (Xiaoqing Ma & Huaishan Cao)	105,994	1,271,102
FQJK.USA,INC	238,396	-

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In 2017, FQJK USA, INC loaned working capital in the amount of $238,396 (2016: $nil) to the Company for operating purposes. As of December 31, 2017, the balance is $238,396 (2016: $nil).

The balance of due to shareholder US$105,944 (2016: $1,271,102) represents loans extended from the Company’s founder and controlling shareholder for working capital purpose. The loans are due on demand, unsecured and interest free. During 2017, the shareholder agreed to convert $1,249,674 (2016: $4,762,245) of the shareholder loan to additional paid-in-capital to the Company.

On May 30, 2018, the company repaid $652,884 related party balance due to Fortunes Zhuoyue, repaid 238,396 related party balance due to FQJK USA, INC and repaid $105,944 related party balance due to shareholders.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of this prospectus by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned before the offering are based on 50,000,000 Ordinary Shares of $0.0001 par value per share issued and outstanding as of August 3, 2018. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of August 3, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No.8 Guanghua Dongli, Zhonghai Guangchang, Floor 7, Chaoyang, Beijing, PRC. 100020. As of the date of the Prospectus, we have five (5) shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership	Pre-Offering Percentage Ownership	Post-Minimum Offering Percentage Ownership	Post-Maximum Offering Percentage Ownership
Directors and Named Executive Officers:
Huaishan Cao(1)	45,000,000	90%
Xingliang Li	0	0
Richard Chen	0	0
Jun Lai	0	0
Nan Du	0	0
Lixin Yu	0	0
He Wang	0	0
All directors and executive officers as a group (seven persons)	45,000,000	90%

5% Beneficial Owners:
Yaojun Liu	3,500,000	7%
Fortunes Capital Fintech Holding Limited	40,000,000	80%
Huirong Investment Limited(2)	5,000,000	10%

(1)	Fortunes Capital Fintech Holding Limited and Huirong Investment Limited were both incorporated in the Cayman Islands, and both have the business address at No.8 Guanghua Dongli, Zhonghai Guangchang, South Tower, 7th Floor, Chaoyang, Beijing, PRC. 100020. Fortunes Capital Fintech Holding Limited and Huirong Investment Limited are owned by Huaishan Cao. Therefore, Mr. Cao is the controlling shareholder, holding 45,000,000 of our shares.

(2)	Huirong Investment Limited may, from time to time, transfer shares of our company to our executive officers or employees as additional management incentive, outstanding employee incentive and so on. This incentive plan is in addition to the potential ESOP the Company may apply in the future.

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DESCRIPTION OF ORDINARY SHARES

Fuqin Fintech was incorporated on June 23, 2017 under the Cayman Islands Companies Law. Our authorized shares were increased from 50,000,000 to 100,000,000 shares in January 2018. As of the date of this prospectus, we have authorized to issue 100,000,000 Ordinary Shares of $0.0001 par value per share. There are 50,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus.

Our memorandum and articles of association do not permit a director to decide what compensation he or she will receive. All decisions about director compensation will be recommended by the compensation committee, upon its formation, and approved by the Board of Directors as a whole, both acting only when a quorum of members is present.

The following are summaries of the material provisions of our memorandum and articles of association and the Cayman Islands Companies Law, insofar as they relate to the material terms of our Ordinary Shares. Copies of our memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus is a part. As a convenience to potential investors, we provide the below description of Cayman Islands law and our Articles of Association together with a comparison to similar features under Delaware law.

Ordinary Shares

General

Each Ordinary Share in the Company confers upon the shareholder:

●	the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders;

●	the right to an equal share in any dividend paid by the Company; and

●	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders may freely hold and vote their Ordinary Shares.

At the completion of this offering, there will be between [●] (assuming the sale of [●]) and [●] (assuming the sale of [●]) Ordinary Shares issued and outstanding.

Listing

We have submitted an application to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “FQJR.” We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is expected to be Securities Transfer Corporation.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the Cayman Islands Companies Law, as amended.

Shareholders’ voting rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share which such shareholder holds.

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Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the Cayman Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings of shareholders

Any of our directors may convene a meeting of shareholders whenever they think fit. We must provide at least seven days’ written notice (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which the notice is given) of all meetings of shareholders, stating the time, place of the general meeting and, in the case of special business, the general nature of that business to shareholders whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors must convene a general meeting upon the written request of one or more shareholders holding at least 10% of our shares.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders holding in the aggregate not less than one-third of the total issue share capital of the Company present in person or by proxy and entitled to vote shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum and may transact the business for which the meeting was called. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our articles of association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of directors

The management of our company is entrusted to our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside Cayman Islands as the directors determine to be necessary or desirable. A director must be given not less than 5 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if two directors are present. If there is a sole director, that director shall be a quorum. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors.

Protection of minority shareholders

We would normally expect Cayman Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

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Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new shares under either Cayman Islands law or our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Share without giving any reason.

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid up capital at the commencement of the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Cayman Islands Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

We are empowered by the Cayman Islands Companies Law to purchase our own shares, subject to certain restrictions and requirements. Our directors may only exercise this power on our behalf, subject to the Cayman Islands Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed. Under the Cayman Islands Companies Law, the repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital (including share premium account and capital redemption reserve). If the repurchase proceeds are paid out of our company’s capital, our company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Law no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, or (3) if the company is being wound up and: (a) the terms of the repurchase provided for it to take place after the commencement of the winding up; or (b) during the period beginning on the date when the repurchase was to have taken place and ending with the commencement of the winding up, the company could not, at any time, have lawfully made a distribution equal in value to the price at which the relevant shares were to have been repurchased. In addition, under the Cayman Islands Companies Law, our company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Modifications of rights

All or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such shareholders of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

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Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of shareholders in the requisite majorities:

●	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

●	divide our authorized and issued shares into a larger number of shares; and

●	combine our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

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Differences in Corporate Law

The Cayman Islands Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Law and the current Companies Act of England. In addition, the Cayman Islands Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Islands Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Cayman Islands Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, the Cayman Islands Companies Law contains statutory provisions that facilitate the reconstruction of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Law.

The Cayman Islands Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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Shareholders’ Suits and Protection of Minority Shareholders. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Grand Court can be expected to apply and follow the common law principles (namely the rule derived from the seminal English case of Foss v. Harbottle, and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following acts in the following circumstances:

●	a company acts or proposes to act illegally or ultra vires;

●	an act which, although not ultra vires, could only be effected duly if authorized by a more than a simple majority vote that has not been obtained; and

●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Any of our shareholders may petition the Grand Court which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up and cease doing business, which may occur on the basis that there has been a loss of substratum and/or misconduct by management. Alternatively, the Grand Court may make an order: (1) regulating the conduct of our affairs; (2) requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do; (3) authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court may direct; or (4) providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our articles of association.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such indemnification may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from wilful neglect or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

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As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that English and Commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a company may eliminate the ability of shareholders to approve matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association, which must be approved by a special resolution of shareholders.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. Cayman Islands Companies Law does not provide shareholders with an express right to put forth any proposal before an annual meeting of the shareholders. However, our memorandum and articles of association provide that our board of directors must convene a meeting of shareholders upon the written request of one or more shareholders holding in the aggregate not less than one-tenth of the paid –up capital of the company as at the date of the requisition for which the meeting is requested within 21 days of receiving the written request.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to our company under Cayman Islands law, including the duty to ensure that, in their opinion, only such transactions entered into are in good faith in the best interests of the company, are entered into for a proper corporate purpose and not with the effect of perpetrating a fraud on the minority shareholders.

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Dissolution; Winding up and Liquidation. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, the Grand Court has authority to order the winding up of the company in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so or if the company is unable to pay its debts as they fall due.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Alterations to our memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders’ meeting.

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the shares of that class as may be present in person or by proxy at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at the adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares. Future sales of substantial amounts of our ordinary shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future.

The Ordinary Shares that were not offered and sold in our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

●	1% of the number of Ordinary Shares then outstanding, which will equal between [●] (assuming closing of a minimum offering) and [●] (assuming closing of a maximum offering) shares immediately after our initial public offering, or

●	the average weekly trading volume of the Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

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Summary of Shares Available for Future Sale

The following table summarizes the total shares potentially available for future sale. To the extent we sell a number of Ordinary Shares between the minimum and maximum offering, the below tables will be adjusted proportionately as to numbers of shares available for sale (as to share incentive and underwriter shares) and dates on which such shares may be sold (as to currently outstanding shares).

Minimum Offering Shares	Date Available for Sale
Currently Outstanding Ordinary Shares: [●]	After 90 days from the date of effectiveness or commencement of sales of the public offering

Shares Offered in this Offering: [●]	After the date of this prospectus, these shares will be freely tradable.

Maximum Offering Shares	Date Available for Sale
Currently Outstanding Ordinary Shares: [●]	After 90 days from the date of effectiveness or commencement of sales of the public offering

Shares Offered in this Offering: [●]	After the date of this prospectus, these shares will be freely tradable

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MATERIAL TAX CONSEQUENCES APPLICABLE TO U.S. HOLDERS
OF OUR ORDINARY SHARES

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. Unless otherwise noted in the following discussion, this section is the opinion of Ortoli Rosenstadt LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of Zong Heng Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX
ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX
CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Generally

Fuqin Fintech is an exempted company incorporated in the Cayman Islands which is not currently subject to any Cayman Islands taxes. Fortunes Capital Holding is also an exempted company incorporated in the Cayman Islands which is not currently subject to any Cayman Islands taxes. Keen Point and Fortunes Capital HK are subject to Hong Kong law. Huizhong, Fuqin Jinkong and Hengye are subject to PRC laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

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People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

The State Administration of Tax issued a Public Notice, or Public Notice 16, on March 18, 2015, to further regulate and strengthen the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s-length principles, Public Notice 16 specifies certain circumstances whereby such payments are not deductible for the purpose of the enterprise income tax of the PRC enterprise, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, or for services that are unrelated to the functions and risks borne by the PRC enterprise, or relate to the protection of the investment interests of the direct or indirect investor of the PRC enterprise, or for services that have already been purchased from a third party or undertaken by the PRC enterprise itself, and royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the creation of such intangible assets. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. We do not believe that Fuqin Fintech Limited meets all of the conditions above. Fuqin Fintech Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

However, if the PRC tax authorities determine that Fuqin Fintech Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Fuqin Fintech Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Fuqin Fintech Limited is treated as a PRC resident enterprise.

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Provided that the Company is not deemed to be a PRC resident enterprise, holders of our Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 698 and Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and Circular 7, or to establish that we should not be taxed under these circulars. See “Risk Factors — Risks Related to Doing Business in China — Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Ordinary Shares by a U.S. holder (as defined below) that holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders who will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ordinary shares.

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Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we intend to treat Hengye as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Hengye for United States federal income tax purposes, and based upon our income and assets and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future.

Assuming that we are the owner of Hengye for United States federal income tax purposes, although we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our Ordinary Shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning Hengye for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

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A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares. Dividends received on the Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. (See “—People’s Republic of China Taxation”) In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the Ordinary Shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. Since we plan to have our Ordinary Shares listed on the Nasdaq, and provided that the Ordinary Shares will be regularly traded on the Nasdaq, a U.S. holder holds Ordinary Shares will be eligible to make a mark-to-market election if we are or were to become a PFIC. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Ordinary Shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our Ordinary Shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our Ordinary Shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Vcorp Services, LLC. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Zong Heng Law Firm, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Zong Heng Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by Ogier, our counsel as to Cayman Islands law, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, may not be enforceable in the Cayman Islands. We have also been advised by Ogier that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt at common law in the Grand Court.

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UNDERWRITING

We have entered into an underwriting agreement with Boustead Securities, LLC (the “Underwriter”). The Underwriter is not purchasing or selling any securities offered by this prospectus, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities, but rather it has agreed to use its best efforts to arrange for the sale of all of the securities offered hereby. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the public through the Underwriter, and the Underwriter have agreed to offer and sell, on a best efforts basis, at the public offering price less the underwriting fees and commissions set forth below a minimum of [●] Ordinary Shares and a maximum of [●] Ordinary Shares. The Underwriter may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering.

The Underwriter must sell the minimum number of securities offered ([●] Ordinary Shares) if any shares are sold. The Underwriter is required to use only its best efforts to sell the securities offered. The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and our Underwriter after which the minimum offering is sold or (ii) [●], 2018. On the closing date, the following will occur:

●	we will receive funds in the amount of the aggregate purchase price of the shares being sold by us on such closing date;

●	we will cause to be delivered the Ordinary Shares being sold on such closing date in book-entry form; and

●	we will pay the Underwriter their commissions.

Pursuant to an escrow agreement among us, the Underwriter and Signature Bank (the “Escrow Agent”), as escrow agent, until at least [●] Ordinary Shares are sold, all funds received in payment for securities sold in this offering will be required to be submitted by subscribers to a non-interest bearing escrow account with the Escrow Agent and will be held by the Escrow Agent for such account. The Underwriter and we shall require all investor checks for payment for the securities to be made payable to [●]. All subscription agreements and checks should be delivered to [●], Attention: [●]. Failure to do so will result in checks being returned to the investor who submitted the check. The investors will have sole claim to the proceeds held in trust prior to the receipt of the minimum offering proceeds. The funds are held for the benefit of the investors until the minimum is reached. Prior to reaching the minimum claims may not be reached by creditors of the Company. If the Underwriter does not sell at least [●] Ordinary Shares by [●], 2018, all funds will be returned promptly to subscribers without interest or deduction. If this Offering completes, then on the closing date, net proceeds will be delivered to us and we will issue the Ordinary Shares to purchasers. Unless purchasers instruct us otherwise, we will deliver the Ordinary Shares electronically upon receipt of purchaser funds to the accounts of those purchasers who hold accounts at the Underwriter, or elsewhere, as specified by the purchaser, as soon as practical upon the closing of the Offering. Alternately, purchasers who do not carry an account at the Underwriter may request that the shares be held in book-entry at the Company’s transfer agent, or may be issued in book-entry at the Company’s transfer agent and subsequently delivered electronically to the purchasers’ respective brokerage account upon request of the purchasers.

Fees, Commissions and Expense Reimbursement

The Underwriter will collectively receive an underwriting commission equal to between $[●] in the case of a minimum offering and $[●] in the case of a maximum offering, representing [●] of the gross proceeds to be raised in this Offering.

The following table shows, for each of the minimum and maximum offering amounts, the per share and maximum total public offering price, underwriting fees and commissions to be paid to the Underwriter by us, and proceeds to us, before expenses and assuming a $[●] per share offering price.

	Per Share		Minimum Offering		Maximum Offering
Public Offering Price	$	[●]	$	[●]	$	[●]
Underwriting fees and commissions	$	[●]	$	[●]	$	[●]
Proceeds to Us, Before Expenses	$	[●]	$	[●]	$	[●]

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Because the actual amount to be raised in this offering is uncertain, the actual total offering commissions are not presently determinable and may be substantially less than the maximum amount set forth above.

Our obligation to issue and sell securities to the purchasers is subject to the conditions set forth in the subscription agreement, which may be waived by us at our discretion. A purchaser’s obligation to purchase securities is subject to the conditions set forth in the subscription agreement as well, which may also be waived.

Under the underwriting agreement, we have agreed to pay the Underwriter advisory fee of $45,000 at the closing of the Offering. We have also agreed to pay the Underwriter’s reasonable out-of-pocket expenses (including fees and expenses of the Underwriter’s counsel) incurred by the Underwriter in connection with this offering up to $100,000. We have advanced $55,000 to the Underwriter to cover its out-of-pocket expenses. The advance will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have also agreed to grant to the Underwriter a warrant covering a number of Ordinary Shares equal to 6.75% of the aggregate number of the Ordinary Shares (the “Underwriter Warrant”) sold in the offering. The Underwriter Warrants will be exercisable, in whole or in part, during a period commencing on a date that is the commencement of sales of this offering and will expire on the three-year anniversary of the effective date of the offering. The Underwriter Warrants will be exercisable at a price equal to 125% of the offering price and shall not be redeemable. We will register the shares underlying the Underwriter Warrants and file all necessary undertakings in connection therewith. The Underwriter Warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of the offering, of which this prospectus forms a part (in accordance with FINRA Rule 5110), except that they may be assigned, in whole or in part, to any successor, officer, manager, member, or partner of the Underwriter, and to members of the syndicate or selling group and their respective officers, managers, members or partners. The Underwriter Warrants may be exercised as to all or a lesser number of shares, will provide for cashless exercise and will contain provisions for one demand registration of the sale of underlying shares at our expense, an additional demand registration at the Underwriter Warrants’ holders’ expenses, and unlimited “piggyback” registration rights at our expense for a period of three years after the effective date of the offering. The demand for registration may be made at any time one year after the effective date of the offering but no later than three years after the effective date of the offering.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the Underwriter’s fees and commissions, will be approximately $[●], all of which are payable by us.

The Underwriter intends to offer our Ordinary Shares to their retail customers only in states in which we are permitted to offer our Ordinary Shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on the Nasdaq Capital Market are “covered securities.” If we were unable to meet the Nasdaq Capital Market’s listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet the Nasdaq Capital Market’s listing requirements.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. The underwriting agreement and a form of subscription agreement are included as exhibits to the registration statement of which this prospectus forms a part.

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Escrow Agent and Deposit of Offering Proceeds

The Underwriter and the Company have agreed in accordance with the provisions of SEC Rule 15c2-4 to cause all funds received by the Underwriter for the sale of the Ordinary Shares to be promptly deposited in a non-interest bearing escrow account (“Escrow Account”) maintained by Signature Bank (the “Escrow Agent”) as escrow agent for the investors in the offering. The purpose of the Escrow Account is for (i) the deposit of all subscription monies (checks or wire transfers) which are received by the Underwriter from prospective purchasers of our offered Ordinary Shares and are delivered by the Underwriter to the Escrow Agent, (ii) the holding of amounts of subscription monies which are collected through the banking system, and (iii) the disbursement of collected funds. The Escrow Agent will exercise signature control on the escrow account and will act based on joint instructions from our Company and the Underwriter. On the closing date for the offering, and presuming that all conditions to closing have been attained (i.e. Nasdaq approval and other conditions described herein) proceeds in the escrow account maintained by the Escrow Agent will be delivered to our company. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China, which may take as long as six months in the ordinary course.

The Underwriter shall promptly deliver to the Escrow Agent all funds in the form of checks or wire transfers which it receives from prospective purchasers of our Ordinary Shares by noon of the next business day following receipt where internal supervisory review is conducted at the same location at which subscription documents and funds are received. Simultaneously with each deposit to the Escrow Account, the Underwriter shall inform the Escrow Agent about the subscription information for each prospective purchaser. Upon the Escrow Agent’s receipt of such monies, they shall be credited to the Escrow Account. All checks delivered to the Escrow Agent shall be made payable to “Signature Bank, as Escrow Agent for Fuqin Fintech Limited.” The Escrow Agent shall not be required to accept for credit to the Escrow Account or for deposit into the Escrow Account checks which are not accompanied by the appropriate subscription information. Wire transfers representing payments by prospective purchasers shall not be deemed deposited in the Escrow Account until the Escrow Agent has received in writing the subscription information required with respect to such payments.

No interest will be available for payment to either us or the investors (since the funds are being held in a non-interest bearing account). All subscription funds will be held in trust pending the raising of the minimum offering amount and no funds will be released to us until the completion of the offering. Release of the funds to us is based upon the Escrow Agent reviewing the records of the depository institution holding the escrow to verify that the funds received have cleared the banking system prior to releasing the funds to us. All subscription information and subscription funds through checks or wire transfers should be delivered to the Escrow Agent. Failure to do so will result in subscription funds being returned to the investor. In event that the offering is terminated, all subscription funds from the escrow account will be returned to investors.

If we do not terminate this offering before the offering is terminated, all amounts will be promptly returned to the investors as described below. In the event of any dispute between us and the Underwriter, including whether and how funds are to be reimbursed, the Escrow Agent is entitled to petition a court of competent jurisdiction to resolve any such dispute.

Investors must pay in full for Ordinary Shares at the time of investment. Payment for the shares may be made (i) by check, bank draft or money order made payable to “Signature Bank, as Escrow Agent for Fuqin Fintech Limited” and delivered to the Underwriter no less than four business days before the date of closing, or (ii) by wire made payable to “Signature Bank, as Escrow Agent for Fuqin Fintech Limited” The checks, bank drafts and money orders will be forwarded/returned by the Underwriter and their dealers to the Escrow Agent by noon of the following business day. The Underwriter will inform prospective purchasers of the anticipated date of closing.

Proceeds deposited in escrow with the Escrow Agent may not be withdrawn by investors prior to the earlier of the closing of the offering or the date the offering is terminated. If the offering is withdrawn or canceled or terminated and proceeds therefrom are not received by us on or prior to the date the offering is terminated, all proceeds will be promptly returned by the Escrow Agent without interest or deduction to the persons from which they are received (within one business day) in accordance with applicable securities laws. All such proceeds will be placed in a non-interest bearing account pending such time.

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Lock-Up Agreements

We and each of our officers, directors and certain shareholders have agreed with the underwriter not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the Underwriter.

The Underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal. Under these rules and regulations, the Underwriter:

●	may not engage in any stabilization activity in connection with our securities; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the shares we are offering was determined by us in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the Offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities.

A prospectus in electronic format may be delivered to potential investors by the Underwriter. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this Prospectus forms a part.

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Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this Offering of our shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the Underwriter against liabilities relating to the Offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Underwriter may be required to make for these liabilities.

Application for Nasdaq Market Listing

We have submitted an application to have our Ordinary Shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “FQJR.” We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of shares in this “best efforts, mini-max” offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed.

If the application is approved, trading of our Ordinary Shares on the Nasdaq Capital Market will begin within five days following the closing of this offering. If our Ordinary Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our shares and the distribution of this prospectus outside the United States.

Australia. This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the ordinary shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the ordinary shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the ordinary shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The ordinary shares may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute a public offer of the Ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares to any member of the public in the Cayman Islands.

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European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ordinary shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Ordinary Share to the public in that Relevant Member State at any time, to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

●	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ordinary shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ordinary shares to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The ordinary shares may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel. In the State of Israel, the ordinary shares offered hereby may not be offered to any person or entity other than the following:

●	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

●	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

●	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

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●	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

●	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

●	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

●	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

●	a project capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

●	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

●	an entity, other than an entity formed for the purpose of purchasing the ordinary shares in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Japan. The underwriter will not offer or sell any of the ordinary shares directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 by a relevant person that is: (a) a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ordinary shares under Section 275 except: (1) to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares,

(2) debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (3) where no consideration is or will be given for the transfer; or

125

(4) where the transfer is by operation of law.

Taiwan. The ordinary shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ordinary shares in Taiwan.

Switzerland. The ordinary shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ordinary shares.

United Arab Emirates and Dubai International Financial Centre. This offering of the ordinary shares has not been approved or licensed by the Central Bank of the United Arab Emirates, or the UAE, the Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or the DFSA, a regulatory authority of the Dubai International Financial Centre, or the DIFC. This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, respectively, or otherwise.

The ordinary shares may not be offered to the public in the UAE and/or any of the free zones. The ordinary shares may be offered and this prospectus may be issued, only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The ordinary shares will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

United Kingdom. An offer of the ordinary shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriter in relation to the ordinary shares must be complied with in, from or otherwise involving the United Kingdom.

126

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[●]
Nasdaq Capital Market Listing Fee		50,000
FINRA		[●]
Legal Fees and Expenses		[●]
Accounting Fees and Expenses		[●]
Printing and Engraving Expenses		[●]
Miscellaneous Expenses		[●]
Total Expenses	$	[●]

Under the Underwriting Agreement, we will pay our Underwriter a fee and commission equal to 6.75% of the public offering price multiplied by the shares sold in the offering. In addition to the cash commission, we will also reimburse the Underwriter for its expenses relating to the Offering, including but not limited to (i) reasonable travel and out-of-pocket expenses, including clearing charges and (ii) legal expense, up to $100,000, as well as an advisory fee of $45,000 at the closing of the Offering.

LEGAL MATTERS

The validity of the Ordinary Shares offered hereby will be passed upon for us by Ogier. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Mei & Mark LLP is acting as counsel to the Underwriter. Certain legal matters as to PRC law will be passed upon for us by Zong Heng Law Firm. Ortoli Rosenstadt LLP may rely upon Zong Heng Law Firm with respect to matters governed by PRC law.

The current address of Ogier is Floor 11 Central Tower, 28 Queen’s Road Central, Central, Hong Kong. The current address of Ortoli Rosenstadt LLP is 366 Madison Avenue, 3rd Floor, New York, NY 10017. The current address of Zong Heng Law Firm is Room 8A, Tower F, Fu Hua Mansion, No.8 Chaoyangmen North Avenue, Dongcheng District, Beijing. China.

EXPERTS

The consolidated financial statements for the years ended December 31, 2017 and 2016, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of ZH CPA, LLC, an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The current address of ZH CPA, LLC is 1600 Broadway, Suite 1600, Denver, Colorado, USA 80202.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

127

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

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fuqin fintech limited
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Fuqin Fintech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fuqin Fintech Limited and its subsidiaries (collectively the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income (loss), stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in consolidated the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2017.
Denver, Colorado
June 28, 2018

F-2

FUQIN FINTECH LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 and 2016

(US$, except share data and per share data, or otherwise noted)

	December 31, 2017	December 31, 2016
	US$	US$
Assets
Current Assets
Cash and cash equivalents	786,528	1,440,122
Short-term deposit	1,556,043	-
Other receivables	212,521	450,662
Prepaid expenses	717,587	315,594
Due from related parties	6,470,905	3,318,339
Total current assets	9,743,584	5,524,717
Non-current assets
Property equipment, net	208,405	113,978
Total assets	9,951,989	5,638,695

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Liabilities:
Current liabilities
Payroll payable	172,993	68,915
Other taxes payable	313,701	137,804
Due to related parties	893,669	605,690
Due to shareholders	105,944	1,271,102
Accrued liabilities	369,640	164,546
Other payables	1,648,684	876,692
Subscription deposit	-	1,500,000
Total liabilities	3,504,631	4,624,749

Commitments and contingencies
Shareholders’ (deficit)/equity
Ordinary shares, US$0.0001 par value, 50,000,000 shares authorized, 48,500,000 and 50,000,000 shares issued and outstanding as of December 31, 2016 and 2017, respectively	5,000	4,850
Additional paid-in capital	10,903,528	6,279,335
Accumulated other comprehensive income	299,230	79,041
Accumulated deficit	(4,760,400)	(5,349,280)

Total shareholders’ equity/(deficit)	6,447,358	1,013,946

Total liabilities and shareholders’ equity/(deficit)	9,951,989	5,638,695

The accompanying notes form an integral part of these consolidated financial statements.

F-3

FUQIN FINTECH LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(US$, except share data and per share data, or otherwise noted)

	For The Year Ended	For The Year Ended
	December 31, 2017	December 31, 2016
	US$	US$
Net revenue:
Loan facilitation service	17,819,373	5,075,012
Total Net Revenue	17,819,373	5,075,012

Taxes and additional	52,985	15,810

Operating costs and expenses:
Sales and marketing	13,102,128	5,237,657
Origination and servicing	413,494	344,060
General and administrative	3,653,549	2,138,224
Total operating costs and expenses	17,169,171	7,719,941

Income/(Loss) before provision for income taxes	597,217	(2,660,739)

Income taxes (expense)/benefit	8,337	-

Net income/(loss)	588,880	(2,660,739)

Net income/(loss)	588,880	(2,660,739)
Other comprehensive income, net of tax
Foreign currency translation adjustment	220,189	(40,771)
Comprehensive (loss)/income	809,069	(2,701,510)

Basic net (loss)/income per share	0.01	(0.05)

Weighted average number of ordinary shares-Basic	48,717,808	48,500,000

The accompanying notes form an integral part of these consolidated financial statements.

F-4

FUQIN FINTECH LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

(US$)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total equity
Balance as of January 1, 2016	48,500,000	4,850		119,812	(2,688,541)	(2,563,879)
Shareholder contribution			1,517,090			1,517,090
Conversion of shareholder loans to equity			4,762,245			4,762,245
Foreign currency translation adjustment				(40,771)		(40,771)
Net income/(loss)					(2,660,739)	(2,660,739)
Balance as of December 31, 2016	48,500,000	4,850	6,279,335	79,041	(5,349,280)	1,013,946
Share issuance	1,500,000	150	1,499,850			1,500,000
Shareholder contribution			1,874,669			1,874,669
Conversion of shareholder loans to equity			1,249,674			1,249,674
Foreign currency translation adjustment				220,189		220,189
Net income/(loss)					588,880	588,880
Balance as of December 31, 2017	50,000,000	5,000	10,903,528	299,230	(4,760,400)	6,447,358

The accompanying notes form an integral part of these consolidated financial statements.

F-5

FUQIN FINTECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

(US$, except share data and per share data, or otherwise noted)

	For The Year Ended December 31,	For The Year Ended December 31,
	2017	2016
	US$	US$

Cash Flows from Operating Activities:
Net income/(loss)	588,880	(2,660,739)
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	51,478	25,000
Changes in operating assets and liabilities
Prepaid expenses and other assets	(122,027)	(562,798)
Short-term deposit	(1,476,146)	-
Amounts due from related parties	(2,112,554)	(2,954,612)
Accrued expenses and other liabilities	1,109,576	948,353
Net cash used in operating activities	(1,960,793)	(5,204,796)

Cash Flows from Investing Activities:
Purchase of property and equipment	(132,967)	(84,689)

Net cash used in investing activities	(132,967)	(84,689)

Cash Flows from Financing Activities:
Capital contributions from shareholder	1,874,669	1,517,090
Amount due from related parties	(644,445)	-
Subscription deposit	-	1,500,000
Amount due to related parties	259,248	284,865
Loans from shareholders	1,755,375	3,542,347
Repayment of shareholder loans	(1,808,427)	-

Net cash provided by financing activities	1,436,420	6,844,302

Effect of foreign exchange rate changes	3,746	(120,881)

Net increase/(decrease) in cash, cash equivalents and restricted cash	(653,594)	1,433,936

Cash and cash equivalents, beginning of year	1,440,122	6,186

Cash and cash equivalents, end of year	786,528	1,440,122

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Conversion of shareholder loans to equity	1,249,674	4,762,245
Shares issues for proceeds received in the prior period	1,500,000	-

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	-	-
Income taxes paid	8,337	-

The accompanying notes form an integral part of these consolidated financial statements.

F-6

fuqin fintech limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

Fuqin Fintech Limited (“Fuqin Fintech” or the “Company”) was incorporated on June 23, 2017 under the laws of Cayman Island. The Company is an online lending marketplace platform providing lending intermediary services connecting borrowers and lenders. The Company provides a platform to connect borrowers who are individual consumers, micro, small and medium sized enterprises and sole proprietors in the less developed regions in China with individual lenders who are willing to lend their money for an agreed interest rate. The Company is leading in the auto-collateralized lending segment in the online lending marketplace in the People’s Republic of China (“PRC”). Borrower who is seeking for a loan from a lender is required to secure the loan by pledging his or her car as a collateral. Our primary source of revenue is the service fee earned from the loans facilitated through us.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principal of consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIE for which the Company is the primary beneficiary (refer to the corporate structure below). All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

	Percentage of ownership	Date of incorporation	Place of incorporation
Fuqin Fintech Limited	—	June 23, 2017	Cayman Islands
Fortunes Capital Financial Holding (HK) Limited	100%	December 23, 2015	Hong Kong
Keen Point Enterprise Group, Limited	100%	March 19, 2009	Hong Kong
Fuqin Jinkong Fintech Development (Beijing) Co. Ltd.	100%	July 11, 2016	PRC
Fuqin Huizhong Financial Lease (Beijing) Co. Ltd	100%	January 13, 2016	PRC
Fuqin Hengye Technology Development (Beijing) Co. Ltd.	VIE	August 27, 2014	PRC
Fuqin Yidai Information Consulting (Beijing) Co. Ltd.	VIE(1)	August 11, 2014	PRC
Fuqin Pucheng Credit Management (Beijing) Consulting Co. Ltd.	VIE(1)	December 28, 2015	PRC
Fuqin International Commercial Factoring Co. Ltd.	VIE(1)	January 16, 2017	PRC

(1)	Wholly owned subsidiaries of Hengye. Collectively, Hengye, Yidai, Pucheng and Fuqin Factoring are hereby referred to as “the VIE”.

To comply with the PRC legal restrictions on foreign ownership of companies that operate internet-based business, the Company operates its online lending platform services in the PRC through Hengye and its subsidiaries (collectively the “VIE”), whose equity interests are held by certain management members or founders of the Company. The Company, through its Wholly Foreign Owned Entity (“WFOE”), Fuqin Jinkong, has entered into certain contractual arrangements with Hengye that enable it to (1) have power to direct the activities that most significantly affects the economic performance of Hengye and its subsidiaries, and (2) receive the economic benefits and loss of Hengye and its subsidiaries that could be significant to Hengye and its subsidiaries. Accordingly, the Company is considered the primary beneficiary of Hengye and its subsidiaries and has consolidated Hengye and its subsidiaries’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

(i)	Contracts that give the Company effective control of the VIE

Proxy Agreement and Power of Attorney

The shareholders of the VIE have executed an irrevocable proxy agreement and power of attorney in favor of the WFOE, or any entity or individual designated by the WFOE. Pursuant to the proxy agreement and power of attorney, the WFOE (or its designees) have full power and authority to exercise all of such shareholder’s rights, including the right to attend and vote at equity holders’ meetings and appoint directors. The proxy agreement and power of attorney will remain in force for so long as the Company’s shareholder remains a shareholder of the VIE.

F-7

Exclusive Option Agreement

The VIE and its shareholders have entered into an exclusive share option agreement with the WFOE, pursuant to which all the shareholders of the VIE have granted an exclusive option to the WFOE (or its designees) to purchase all or part of such shareholders’ equity interest, at a purchase price equal to the higher of the registered capital of the VIE or the minimum price permitted by applicable PRC laws at the time of such purchase. Unless unilaterally terminated by the WFOE, the exclusive option agreements remain in effect until the equity interest that are the subject of such agreements are transferred to the WFOE.

Equity Interest Pledge Agreement

The shareholders of the VIE have entered into an equity interest pledge agreement with the WFOE, pursuant to which all shareholders have pledged their interest in the VIE to secure the performance of obligations by the VIE and their shareholders under the business cooperation agreement, master exclusive service agreement, and exclusive option agreements. Unless mutually terminated, these equity interest pledge agreements remain in force for the duration of the terms of the aforementioned agreements.

Business Cooperation Agreement

The VIE and its shareholders have entered into a business cooperation agreement with the WFOE, pursuant to which the VIE and all of its shareholders agree to explicitly give the WFOE i) the right to appoint the VIE’s personnel, including its directors and senior management, and ii) the ability to effectively operate the business as any potential transaction deemed material (quantitatively or qualitatively) to the VIE’s business requires the WFOE’s written consent. Unless unilaterally terminated by the WFOE, the business cooperation agreement will remain in effect until all the equity interest of the VIE are transferred to the WFOE.

(ii)	Contracts that enable the Company to receive substantially all of the economic benefits and loss of the VIE

Master Exclusive Service Agreement

The VIE has entered into a master exclusive service agreement with the WFOE, pursuant to which the WFOE provides technical support, consulting services and other services to the VIE. In exchange, the VIE pays a service fee to the WFOE in an amount equal to the VIE’s net profit, resulting in a transfer of substantially all of the profits from the VIE to the WFOE. Unless unilaterally terminated by the WFOE, the master exclusive service agreement will remain in effect until all the equity interest of the VIE are transferred to the WFOE.

Based on these contractual agreements, the Company believes that Hengye should be considered a VIE because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest. Accordingly, the Company believes that Hengye and its subsidiaries should be consolidated based on the structure as described above. In concluding that the Company is the primary beneficiary of the VIE, the Company believes that the WFOE’s rights under the terms of the exclusive option agreements provide it with a substantive kick out right. More specifically, the Company believes the terms of the exclusive option agreements are valid, binding and enforceable under PRC laws and regulations currently in effect. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the WFOE’s rights under the exclusive option agreements and the business cooperation agreements, for which consent of the shareholders of VIE is not required. The WFOE’s rights under the exclusive option agreements give the Company the power to control the shareholders of VIE and thus the power to direct the activities that most significantly impact the VIE economic performance. In addition, the WFOE’s rights under the powers of attorney and the business cooperation agreement also reinforce the Company’s abilities to direct the activities that most significantly impact the VIE economic performance. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew services agreements and pay service fees to the Company. The exclusive business cooperation agreement will be terminated upon the expiration of the operation term of either party if the application for renewal of its operation term is not approved by the relevant government authorities. As a result, the Company believes that it has the rights to receive substantially all of the economic benefits and loss from the VIE.

Currently there is no contractual arrangement which requires the Company to provide additional financial support to the VIE. However, as the Company conducts its businesses primarily based on the licenses and approvals held by the VIE, the Company has provided and will continue to provide financial support to the VIE considering the business requirements of the VIE, as well as the Company’s own business objectives in the future.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with the VIE and its shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	Revoke the business and operating licenses of the Company’s PRC subsidiaries and the VIE;

●	Discontinue or restrict the operations of any related-party transactions among the Company’s PRC subsidiaries and the VIE;

●	Impose fines or other requirements on the Company’s PRC subsidiaries and the VIE;

F-8

●	Require the Company or the Company’s PRC subsidiaries and the VIE to revise the relevant ownership structure or restructure operations;

●	Restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in China;

●	Shut down the Company’s servers or blocking the Company’s online platform;

●	Discontinue or placing restrictions or onerous conditions on the Company’s operations; and/or

●	Require the Company to undergo a costly and disruptive restructuring.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders, and it may lose the ability to receive economic benefits and loss from the VIE.

The interests of the shareholders of VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE to not pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIE will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favour. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of VIE may encounter in its capacity as beneficial owners and directors of the VIE, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of the VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIE should they act to the detriment of the Company. The Company relies on shareholders of the VIE to fulfil their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIE, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIE, which were included in the Company’s consolidated financial statements with intercompany transactions eliminated:

	December 31,	December 31,
	2017	2016
Total current assets	9,771,431	5,524,717
Total non-current assets	208,406	113,978
Total assets	9,979,837	5,638,695

Total current liabilities	3,256,436	4,624,749
Total non-current liabilities	-	-
Total liabilities	3,256,436	4,624,749

	December 31,	December 31,
	2017	2016
Net Revenue	17,819,373	5,075,012
Net Income/(loss)	868,667	(2,660,739)

	December 31,	December 31,
	2017	2016
Net cash used in operating activities	(211,571)	(4,919,931)
Net cash provided by financing activities	1,163,301	6,503,886
Net cash used in investing activities	(132,967)	(84,689)

F-9

Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Company’s consolidated financial statements include: the estimate of the valuation allowance for deferred assets, consolidation of variable interest entities, revenue recognition, and accrual for employee benefit contributions.

Revenue recognition

The Company generates revenues primarily by matching borrowers with lender on the secured loan transactions facilitated on our marketplace. The Company records loan facilitation service fee as a percentage of the loan principal derived from these credit services when the loan is originated. Such service fees are recorded as Loan Facilitation service income in the consolidated statements of operations and comprehensive income (loss).

The Company recognizes revenues when the following four revenue recognition criteria are met for each revenue type: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Multiple element revenue recognition

The Company determined that it is not the legal lender nor legal borrower in the loan origination and repayment process, so the Company does not record loans receivable or payable arising from the loans facilitated between lenders and borrowers. The Company has determined that the lending transactions contain the following multiple elements: loan facilitation and post origination service.

Revenue from loan facilitation services. Once we encounter prospective borrower, we invite the prospective borrower to bring his or her car to one of our business outlets for a preliminary car evaluation. Our employees at the business outlet conducts an initial appraisal and the car evaluation report. A car evaluation report is submitted to our Beijing office for final determination on the value of the car. Our borrower application process begins with the submission of a loan application by a prospective borrower. To efficiently screen applicants, we have designed an initial qualification phase to review the basic information regarding a prospective borrower that has been submitted with the application and gathered by us from available sources. We also verify that there is no outstanding mortgage or judgment against the car. For a prospective borrower whom passes our initial qualification phase and the interview, the application proceeds to our assessment team at the risk management department for review. The assessment team reviews the application documents, focusing on the prospective borrower’s financial situation, credit, and value of the car. Once the loan application is approved, we make a set of loan agreements (involving the borrower, the lender and the Company) available for the prospective borrower’s review and approval. The set of loan agreements include a Credit Consultation and Management Agreement, a Warm Prompt for Pledged Vehicle, an Authorization Letter, a Repayment Management Service Instruction, a Service Agreement, Agreement on Vehicle Pledge Loan, a Delegate Authorization Letter for Withholding Fees, and an Agreement on Dedicated Account at our partner financial institution. Once the agreements are signed and the GPS is installed, the loan is then listed on our marketplace for lenders to view. Once a loan is listed on our marketplace, lenders may then subscribe to the loan. Before a loan is disbursed to the borrower, it must be fully subscribed to by lenders. Lenders can decide which types of loans to invest in by setting the parameters in the automatic investing tool provided by the platform. Under these circumstances, once the lender has authorized his or her use of the automated investing tool, the lender cannot decline to subscribe to a loan once the loan is automatically matched by the tool on behalf of the lender. Currently, all lenders are required to use this automatic investing tool in order to complete an investment on our platform. Once a loan is fully subscribed, funds are then drawn from the escrow account to the borrower’s account at partner financial institution, and the borrower will sign a document to acknowledge the receipt of the fund. We believe we have completed substantial amount of work at this point and recognizes all of the loan facilitation revenue at this point in time when the loan is issued to the borrower.

Post Origination service. We utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan payments to the escrow account at partner financial institution, and authorize us to debit the escrow account for the transfer of scheduled loan repayments to the lending lenders. All of these steps are performed by our IT system and all procedures are automated. No human intervention is required. The cost is insignificant.

The Company considers borrowers as the sole customers. As such, we believe we can recognize all revenue up from when the loan is facilitated where majority of the work takes place and the borrowers are fully served. The post origination is entirely automated and the cost to us insignificant and can be disregarded when considering timing to recognize revenue.

F-10

The Company does not have vendor specific objective evidence (“VSOE”) of selling price for the loan facilitation service and post origination services because it does not provide these services separately. The Company noted no observable third-party evidence (“TPE”) for prices of these services when sold separately, so the Company is using its best estimate of selling prices (“BESP”) for these each of these services as the basis of revenue allocation.

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The US$ is the functional currency of the Company’s entities incorporated in Cayman Islands and Hong Kong. The functional currency of the Company’s VIE and subsidiaries of VIE in the PRC is the Renminbi (“RMB”). The Company’s operations are principally conducted through the PRC subsidiaries and VIE where the local currency is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of comprehensive income (loss).

The assets and liabilities of the Company’s VIE and subsidiaries of VIE in the PRC are translated at the exchange spot rate at the balance sheet date, stockholders’ equity is translated at the historical rates and the revenues and expenses are translated at the average exchange rates for the periods. The resulting translation adjustments are reported under other comprehensive income in the consolidated statements of income and comprehensive income in accordance with ASC 220.The exchange spot rates used for translation on December 31, 2017 and 2016 were RMB 6.4387 and RMB 6.9437, respectively, the average rates used to translate income statement item and cash flow statement item for the year ended December 31, 2017 and 2016 were RMB 6.7547 and RMB 6.6430, respectively, being the index rates stipulated by the People’s Bank of China.

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and receivables, prepayments and other assets. As of December 31, 2017 and 2016, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the PRC, which management considers to being of high credit quality. As of December 31, 2017 and 2016, the majority of the Company’s receivables comprise of cash held by an external online payment service provider. No individual customer accounted for more than 10% of net revenues for the year ended December 31, 2017 and 2016.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, fixed term deposits, and funds held in deposit accounts with banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Short-term deposit

Since June 2017, the Company started to use Bank of Langfang as a third-party depository agency, Pursuant to agreement, the Company needs to hold a security deposit in Bank of Langfang. The Company paid RMB 10,000,000 ($1,476,145) to Bank of Langfang for security deposit. The contract with Bank of Langfang has a one-year term since May 26, 2017. The security deposit can be withdrawn by the Company at the end of the contact or when the Company determines not to use Bank of Langfang as its third-party depository agency.

Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

F-11

The Company’s financial instruments include cash and cash equivalents, receivables, accrued liabilities, payroll payable, tax payable, other payable, due from related parties, due to shareholders and due to related parties. The carrying amounts of receivables, accrued liabilities, payroll payable, tax payable, due from related parties, due to shareholders and due to related parties approximate their fair values due to the short-term nature of these instruments. The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of December 31, 2017 and 2016.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation and impairment. Depreciation of property and equipment is calculated on a straight-line basis, after consideration of expected useful lives and estimated residual values. The estimated useful lives of these assets are generally as follows:

Category	Estimated useful life	Estimated residual value
Computer and electronic equipment	3 years	5%
Office furniture and equipment	5 years	5%
Transportation equipment	4 years	5%

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposal is the difference between net sales proceeds and carrying amount of the relevant assets and are recognized in the consolidated statements of operations and comprehensive income (loss).

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets. There were no impairment losses for the year ended December 31, 2017 and 2016.

Origination and servicing expense

Servicing expenses are expensed as incurred and consists primarily of salaries and benefits for the staff of the Company’s data verification centers and assets protection team, which perform credit assessment and account management services.

Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and benefits, advertising and marketing promotion expenses, incurred by the Company’s sales and marketing personnel.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for general management, finance, and administrative personnel, rental, professional service fees, and other expenses.

Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. When a lease contains rent holidays, the Company records the total expenses on a straight-line basis over the lease term.

Taxation

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

F-12

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income (loss) in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and vesting of incentive shares using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Segment reporting

The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

Recently issued accounting standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than the original effective date of December 15, 2016. The most significant aspect of our evaluation of Topic 606 relates to ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). This implementation guidance discusses principal versus agent considerations and gross versus net revenue reporting, including specific indicators to assist in the determination of whether we control a specified good or service before it is transferred to the customer. The Company is still in the process of evaluation of the impact and through our evaluation, we believe that the accounting treatments under the new guidance are expected to be consistent with our current revenue recognition policies and the Company does not expect the new standard to have a material impact on our consolidated financial statements. The Company will adopt Topic 606 during the first quarter of 2018. In addition, the Company is still evaluating the use of either the retrospective or modified retrospective transition method.

F-13

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40)—Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 provides guidance regarding management’s responsibility to (i) evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and (ii) provide related footnote disclosures. ASU 2014-15 is effective for fiscal years and interim periods within those years beginning after December 15, 2016. We adopted ASU 2014-15 as of January 1, 2016. The adoption of ASU 2014-15 did not have a material impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance will impact the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified the need for a valuation allowance on deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities not under the fair value option is largely unchanged. The standard is effective for public business entities for annual periods (and interim periods within those annual periods) beginning after December 15, 2017. The Company is currently evaluating the method of adoption and the impact ASU 2016-01 will have on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the method of adoption and the impact ASU 2016-02 will have on the Company’s consolidated financial statements.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. The Company is currently evaluating the impact of this new guidance on its financial position, results of operations, EPS and cash flows.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company in the process of evaluating the impact of this accounting standard update on our consolidated statements of cash flows.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. The Company has early adopted the guidance in the fiscal year ended December 31, 2017. The adoption of the guidance does not have impact to the Company’s statement of cash flows for the years ended December 31, 2016 and 2017.

In September 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EIFT Meeting and Rescission of Prior SEC Staff Announcement and Observer Comments. The transition provisions in ASC Topic 606 require that a public business entity and certain other specified entities adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities are required to adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

F-14

3. Other Receivables

Other receivables consist of the following:

	December 31, 2017	December 31, 2016
	US$	US$
Deposit for Fuiou escrow account	7,766	7,201
Deposit for office rental	23,501	5,818
Deposit for Chang’An finance leasing	-	432,046
Receivables from employees	159,791	-
Other	21,463	5,597
Total	212,521	450,662

In 2015, Hengye entered into an agreement with a partner third party financial institution, Shanghai Fuiou Payment Service CO., Ltd (“Fuiou”), Hengye used the Fuiou’s platform to receive fund from lenders, issue funds to borrowers, deduct facilitation service fees and collect loan payments from borrowers. In order to use Fuiou’s services, Fuiou required that the Company to deposit RMB 50,000 (approximately US$ 7,201) to Fuiou. The deposit amount fluctuates as the exchange rate changes.

On November 21, 2016, Hengye entered into a cooperation agreement with Chang’An Finance Leasing (Shenzhen) Co., Ltd (“Chang’An Leasing”), a third-party PRC company, Hengye paid a deposit of RMB 3,000,000 (US$ 432,046) to Chang’An Leasing, who in return extended to Hengye a line of credit (“LOC”) of RMB 30,000,000 (approximately US$ 4,320,000). The LOC had a one-year term from November 21, 2016 to November 20, 2017. Pursuant to the term of the LOC, Hengye will recommend qualified applicants to Chang’An to obtain automobile financial leasing as a guarantor. On August 31, 2017, since Hengye did not use this LOC, Hengye and Chang’An Leasing mutually agreed to terminate this cooperation agreement and Hengye received the refund of the RMB 3,000,000 deposit from Chang’An Leasing.

4. Prepaid Expenses

Prepaid expenses consist of the following

	December 31, 2017	December 31, 2016
	US$	US$
Office rent	694,440	315,274
Other prepaid expense	23,147	320
Total	717,587	315,594

The Company has 96 branch offices across China. These lease agreements usually ask the Company to pay 12 months of rents in advance and then apply the advanced payment equally over the term of the lease. Therefore, the Company amortized the prepaid rent into expense monthly in accordance with the term of the lease.

5. Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2017	December 31, 2016
	US$	US$
Computer and electronic equipment	178,054	81,813
Office furniture and equipment	69,726	64,656
Transportation equipment	49,668	-
Total	297,448	146,469
Less: Accumulated depreciation	(89,043)	(32,491)
Property and equipment, net	208,405	113,978

Depreciation expenses was recorded in General and Administrative expense. The Company recorded depreciation expenses of US$23,319 and US$56,552 for the year ended December 31, 2016 and 2017, respectively.

F-15

6. Employee benefits

Full-time employees of the Company in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labour regulations require that the Company makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Company recorded employee benefit expenses related to this defined contribution plan of US$ 649,223 and US$871,827 for the years ended December 31, 2016 and 2017 respectively (Refer to Note 8 below).

7. Other tax payables

Other tax payables consist of the following:

	December 31, 2017	December 31, 2016
	US$	US$
Individual income tax	4,047	3,144
Value Added Tax	294,448	121,788
VAT surcharge	15,206	12,872
Total	313,701	137,804

The Company was a small-scale VAT taxpayer in 2015 and 2016, the VAT rate is 3%, the Company accrued VAT base on 3% of operating revenue. The VAT surcharge consists of Urban Construction tax, Education Surcharge and Local Education Surcharge and their rates are 7%, 3% and 2%, respectively. The Company accrued Urban Construction tax, Education Surcharge and Local Education Surcharge base on the VAT payable amount recorded for the respective fiscal year. Hengye changed to a general VAT taxpayer in October, 2017, Pucheng changed to a general VAT taxpayer in November, 2017. The branch companies of Yidai changed to general VAT taxpayer in December, 2017, and the VAT rate for genera taxpayer is 6%.

8. Other Payables

Other payables consists of the following:

	December 31, 2017	December 31, 2016
	US$	US$
Employee benefit contribution	1,631,651	871,191
Others	17,033	5,501
Total	1,648,684	876,692

Full-time employees of the Company in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, and unemployment benefits through a PRC government-mandated defined contribution plan. Chinese Labour regulations require that the Company makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The specific percentages contributed by the Company for these welfare benefits are 19%, 0.4%, 0.8%, 10% and 0.8% respectively. The Company has no legal obligation for the benefits beyond the contributions.

9. Income Tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, Fortunes Capital Financial Holding (HK) Limited and Keen Point Enterprise Group Limited are subject to 16.5% income tax on its taxable income generated from operations in Hong Kong.

F-16

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of the PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with the PRC. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Company did not record any dividend withholding tax, as it does not have any retained earnings for any of the periods presented.

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Company operates in serval tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the Cayman Islands statutory income tax rates to the Company’s pre-tax income as follows:

	December 31, 2017	December 31, 2016
	US$	US$
Income/(Loss) before income tax expenses	597,217	(2,660,739)
Cayman Islands statutory income tax rate	-%	-%
Income tax calculated at statutory rate	-	-
(Increase) decrease in income tax expense resulting from:
Rate differences in various jurisdictions	157,641	(665,185)
Non-deductible expenses	307	516
Change in valuation allowance	(149,611)	664,669
Income tax expense/Effective tax rate	8,337	-

Deferred tax assets

The following table sets forth the significant components of the deferred tax assets:

	December 31, 2017	December 31, 2016
	US$	US$
Deferred tax assets:
Net operating loss carry forwards	1,187,036	1,336,647
Subtotal	1,187,036	1,336,647
Less: valuation allowance	(1,187,036)	(1,336,647)
Total deferred tax assets, net	-	-

Movement of valuation allowance

	December 31, 2017	December 31, 2016
	US$	US$
Balance at beginning of the year	1,336,647	671,978
Current year changes	(149,611)	664,669
Balance at end of the year	1,187,036	1,336,647

F-17

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Company has provided a full valuation allowance for the net deferred tax assets as of December 31, 2016 and 2017, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. The change in valuation allowance in 2017 was related to the utilization of the loss carry forwards of PRC entities to offset their current year’s taxable incomes. As of December 31, 2017 the Company had net operating loss carry forwards amounted to US$ $4,748,144 which will expire from 2021 if not used. As of December 31, 2016, the Company has net operating loss US$5,346,588 which will expire from 2020 if not used.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2017 and 2016, the Company did not have any significant unrecognized uncertain tax positions.

10. Ordinary shares

The Company’s ordinary share’s par value is US$ 0.0001 and is authorized to issue 50,000,000 shares. On July 4, 2017, the Company issued 40,000,000 shares at par value to Fortunes Capital, a Cayman Island company controlled by our Founder and controlling shareholder, Huaishan Cao. On July 4, 2017, the Company issued 3,500,000 shares at par value to Yaojun Liu who originally held 3,500,000 shares in Hengye. As part of the reorganization, Yaojun Liu exchanged his shares in Hengye for the Company’s shares. In addition, as part of the reorganization, on November 8, 2017, the Company issued 5,000,000 shares at par value to Huirong Investment Limited, a company controlled by our Founder and controlling shareholder. Therefore, the Company totally issued 48,500,000 shares with a total par value of US$ 4,850 with regard to the reorganization. As of December 31, 2016 and 2017, the Company has 48,500,000 ordinary shares and 50,000,000 ordinary shares outstanding, respectively.

In October 2016, we entered into private placement agreements with two investors. According to the private placements, the two investors would subscribe a total of 1,500,000 shares of the Company at $1.00 per share. The two investors made a subscription deposit in the amount of US$ 740,000 and US$ 760,000 respectively to the Company in August through October 2016 before the shares were subsequently issued in November 2017. The proceeds were allocated between ordinary shares based on par value of US0.0001 per share and additional paid-in-capital.

11. Earnings (loss) per share

Basic and diluted net earnings (loss) per share for each of the years presented are calculated as follows:

	December 31, 2017	December 31, 2016
	US$	US$
Numerator:
Net Income/(loss) attributable to ordinary shareholders—basic and diluted	588,880	(2,660,739)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	48,717,808	48,500,000

Loss per share attributable to ordinary shareholders —basic and diluted	0.01	(0.05)

Basic earnings (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

F-18

12. Commitments and contingencies

Operating lease

The Company has entered into non-cancellable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	Over 3 years
Operating lease obligations (US$)	1,721,772	1,280,608	441,164	-

The Company recorded rent expenses in General and Administrative expenses of US$ 802,400 and US$ 1,297,306 in the consolidated statements of comprehensive income/(loss) during the years ended December 31, 2016 and 2017, respectively.  The rent expenses include the rent expenses of its VIEs (refer to Note 15 (2) for more details)

Capital and other commitments

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016 and 2017.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2017, the Company is not a party to any material legal or administrative proceedings.

On November 21, 2016, Hengye, as a way to provide potential applicants/borrowers with automobile financial leasing entered into a cooperation agreement with Chang’An Leasing. For detailed explanation, please refer to Note 3 – Other Payable.

13. Statutory reserves and restricted net assets

Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiary, the Company’s VIE and subsidiaries of VIE– Fuqin Jinkong, Huizhong, Hengye, Pucheng, Yidai and Fuqin Factoring in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2016 and 2017, no appropriations to the general reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Company as there was no after tax profit for 2016 and the after tax profit for 2017 was offset by the loss carry forwards from the previous years.

14. Capital contribution

For the year ended December 31, 2016, Hengye received US$ 1,517,090 of capital contribution from the shareholders of Hengye, Huaishan Cao, Xiaoqing Ma, Xingliang Li, Yaojun Liu.

In November 21, 2017, Hengye received RMB 12,000,000 (US$1,874,669) of capital contribution from the shareholders of Hengye, Huaishan Cao, Xiaoqing Ma, Xingliang Li, Yaojun Liu, and transferred loan from shareholder of RMB 8,000,000 (US$1,249,674) to paid-in-capital.

15. Related Party Transactions and Balance

Related Parties

Name of related parties	Relationship with the Company
Huaishan Cao	Founder and controlling shareholder of the Company
Fortunes Zhuoyue Wealth Investment Management (Beijing) Co., Ltd	Company controlled by Founder
Fortunes Puhui information consulting service (Shouguang) Co., Ltd	Company controlled by Founder
Chengdu Qifa Fenqi technology Co., Ltd	Company controlled by Founder
Chengdu Qifu technology Co., Ltd	Company controlled by Founder
Qinke Management Center LP	Company controlled by Founder
FQJK USA, INC	Company controlled by Founder
Huirong Investment Limited	Company controlled by Founder
Fortunes Capital financial Holding Limited (Cayman)	Company controlled by Founder
Jun Lai	The shareholder of Chengdu Qifu Technology Co,. Ltd
Xiaoqing Ma	Nominee shareholder of the Company
Yaojun Liu	Control >5% share of the Company
Bee&Bear (Beijing) Cultural Co., Ltd	Company controlled by Founder

F-19

Detail of related parties balances and transactions as of December 31, 2017 and 2016 are as follows:

(1)	Due from related parties

	December 31, 2017	December 31, 2016
	US$	US$
Fortunes Zhuoyue Wealth Investment Management (Beijing) Co., Ltd	5,451,319	2,999,807
Fortunes Puhui information consulting service (Shuoguang) Co., Ltd	74,115	3,735
Chengdu Qifa Fenqi Technology Co., Ltd	311,804	26,766
Lai Jun	621,243	288,031
Huirong Investment Limited	3,883	-
Fortunes capital financial Holding Limited (Cayman)	8,541	-
Total	6,470,905	3,318,339

Fortunes Zhuoyue Wealth Investment Management (Beijing) Co., Ltd (“Fortunes Zhuoyue”), a PRC company who is controlled by Huaishan Cao, the controlling shareholder of the Company. Before the Company had its account with its partner third party financial institution, Fuiou, Fortunes Zhuoyue already has an account at Fuiou. Therefore, the Company used Fortunes Zhuoyue’s account with Fuiou to disburse funds to borrowers. The facilitation service fees processed through Fortunes Zhuoyue’s Fuiou account, therefore, belonged to the Company. As of December 31, 2016 and 2017, the Company still had receivable balances from Fortunes Zhuoyue’s account in the amounts of US$ 2,999,807 and US$5,451,319, respectively. The balances are interest free and due on demand.

Fortunes Puhui information consulting service (Shouguang) Co., Ltd (“Puhui Shouguang”), a PRC company which is controlled by Huaishan Cao, the controlling shareholder of the Company. The Company paid office rent expense for Puhui Shouguang. The balance as of December 31, 2017 and 2016 represent the Company’s receivable balances from Puhui Shouguang. These balances are interest free and due on demand.

In 2016 and 2017, Hengye loaned working capital to Chengdu Qifa Fenqi Technology Co., Ltd (“Chengdu Qifa”). The balance as of December 31, 2017 and 2016 represent the Company’s receivable balances from Chengdu Qifa. These balances are interest free and due on demand.

In 2016 and 2017, Hengye loaned to Mr. Jun Lai, a shareholder of Chengdu Qifu technology Co. Ltd and Chief Technology Officer of the Company, in the amount of RMB2,000,000 ($288,031) and RMB2,000,000 ($333,212) respectively. As of December 31, 2017, the outstanding balance is RMB4,000,000 ($621,243). The loan is interest free and payable on demand. On March 16, 2018, The Company received repayment of the RMB 4,000,000 from Mr. Jun Lai.

Huirong Investment Limited, a Cayman company which is controlled by Huaishan Cao, the controlling shareholder of the Company. The Company paid annual registration fee for Huirong Investment Limited, The balance as of December 31, 2017 represent the Company’s receivable balance from Huirong Investment limited.

Fortunes Capital Fintech Holding Limited, a Cayman company (“Fortunes Capital Cayman”) which is controlled by Huaishan Cao, the controlling shareholder of the Company. The Company paid annual return fee for Fortunes Capital Cayman. The balance as of December 31, 2017 represent the Company’s receivable balance from Fortunes Capital Cayman.

(2)	Due to related party

The Company’s VIE entities agreed to share their Beijing office’s rent expenses with Fortunes Zhuoyue. Zhuoyue paid the full rent expenses in 2016 and a portion of rent in 2017 on behalf of the Company’s VIE entities. As of December 31, 2017 and 2016, the Company had rent payable to Fortunes Zhuoyue in the amounts of US$ 652,884 and US$ 605,690, respectively. The balances are interest free and due on demand.

In 2017, FQJK USA, INC loaned working capital in the amount of $238,396 (2016: $nil) to the Company for operating purposes. As of December 31, 2017, the balance is $238,396 (2016: $nil).

(3)	Due to shareholders

The balance of due to shareholders US$105,944 (2016: $1,271,102) represents loans extended from the Company’s founder and controlling shareholder for working capital purpose. The loans are due on demand, unsecured and interest free.

During 2017, the Company received RMB 12,000,000 (US$1,874,669) capital contribution and RMB11, 857,029 (US$1,755,375) loan financing from shareholders. In the same year, the Company repaid shareholder loans in the amount of RMB 12,000,000 (US$ 1,808,427). During 2017, the Company’s shareholders also agreed to convert $1,249,674 (2016: $4,762,245) of the shareholder loan to additional paid-in-capital to the Company.

F-20

16. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2017, through the date the consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except as follow:

-	On March 16, 2018, Lai Jun fully repaid the $621,243 of the related party loan due to the Company.

-	On May 30, 2018, the company repaid $652,884 related party balance due to Fortunes Zhuoyue, repaid 238,396 related party balance due to FQJK USA, INC and repaid $105,944 related party balance due to shareholders.

17. Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments (deficit) in subsidiaries” and the profit (loss) of the subsidiaries is presented as “share of profit (loss) of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016 and 2017.

Condensed Balance sheet

	December 31, 2017	December 31, 2016
(LIABILITIES)/ASSETS
Non-current (liabilities) assets
Investment in subsidiaries, VIEs and VIE’s subsidiaries	6,148,128	934,905
Total non-current (liabilities) assets	6,148,128	934,905
TOTAL (LIABILITIES) ASSETS	6,148,128	934,905

Shareholder ’s (deficit) equity
Ordinary shares, US$0.0001 par value,50,000,000 shares authorized, 48,500,000, and 50,000,000 shares issued and outstanding as of December 31, 2016 and 2017, respectively	5,000	4,850
Additional paid-in capital	10,903,528	6,279,335
Accumulated deficit	(4,760,400)	(5,349,280)
TOTAL SHAREHOLDER’S (DEFICIT) EQUITY	6,148,128	934,905

Condensed statements of comprehensive income

	December 31, 2017	December 31, 2016

Share of (loss)/profit in subsidiaries, VIEs and VIEs’ subsidiaries	597,217	(2,660,739)
Net (loss)/income/ before income taxes	597,217	(2,660,739)
Income tax expense	8,337
Net (loss)/income and comprehensive (loss)/income	588,880	(2,660,739)

F-21

      Ordinary Shares
(minimum offering amount)

     Ordinary Shares
(maximum offering amount)

    , 2018

[RESALE PROSPECTUS ALTERNATE PAGE]

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED AUGUST 3, 2018

4,999,999 Ordinary Shares

FUQIN FINTECH LIMITED

This prospectus relates to 4,999,999 of our ordinary shares, par value 0.0001 per share (the “Ordinary Shares”), of Fuqin Fintech Limited that may be sold from time to time by the selling shareholders named in this prospectus (the “Selling Shareholders”). We will not receive any of the proceeds from the sale of our Ordinary Shares by the Selling Shareholders.

Our securities are presently not traded on any market or securities exchange. We have submitted an application to list our ordinary shares on the Nasdaq Capital Market under the symbol “FQJR”. We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we are so listed.

Since there is currently no public market established for our securities, the Selling Shareholders will sell at a fixed price of $[●] per share, the price at which we sell shares in our public offering pursuant to the registration statement of which this prospectus is a part. Once, and if, our Ordinary Shares are listed on the Nasdaq Capital Market and there is an established market for these resale shares, the Selling Shareholders may sell the resale shares from time to time at the market price prevailing on the Nasdaq Capital Market at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers.

Investing in our Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 14 to read about factors you should consider before investing in our ordinary shares. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________, 2018.

[RESALE PROSPECTUS ALTERNATE PAGE]

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

i

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The Offering

Ordinary Shares Offered by the Selling Shareholders	4,999,999 ordinary shares.

Ordinary Shares Outstanding Before the Offering	50,000,000(1)

Ordinary Shares Outstanding After the Offering	50,000,000(1)

Terms of the offering	The Selling Shareholders will determine when and how they will sell the securities offered in this prospectus.

Use of proceeds	We are not selling any ordinary shares covered by this prospectus. As such, we will not receive any of the offering proceeds from the registration of the ordinary shares covered by this prospectus.

Risk Factors	See “Risk Factors” beginning on page 14 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

(1)	The number of our Ordinary Shares outstanding as of the date hereof, excludes up to [●] Ordinary Shares (including [●] ordinary shares underlying certain underwriter warrant) to be offered by us in a “best efforts, minimum/maximum” public offering concurrently herewith.

ii

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Use of Proceeds

We will not receive any of the proceeds from the sale of our Ordinary Shares by the Selling Shareholders. In addition, the Underwriter will not receive any compensation from the sale of the Ordinary Shares by the Selling Shareholders. The Selling Shareholders will receive all of the net proceeds from the sales of Ordinary Shares offered by them under this prospectus. We have agreed to bear the expenses relating to the registration of the Ordinary Shares for the Selling Shareholders

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Selling Shareholders

The Ordinary Shares being offered for resale by the Selling Shareholders consist of 4,999,999 Ordinary Share held by i) one (1) shareholder who purchased the Ordinary Shares with registration rights pursuant to the Regulation D offering closed in May 2017 at an offering price of $0.0304 per Ordinary Share and ii) two (2) shareholders, who purchased the Ordinary Shares with registration rights pursuant to the Regulation S offerings closed in November 2017 at an offering price of $1.00 per Ordinary Share.

The following table sets forth information with respect to the maximum number of Ordinary Share beneficially owned by the Selling Shareholders named below and as adjusted to give effect to the sale of the Ordinary Share offered hereby. The table lists the number of Ordinary Share beneficially owned by each Selling Shareholder as of the date of this prospectus, the Ordinary Shares covered by this prospectus that may be disposed of by each Selling Shareholder, and the number of Ordinary Shares that will be beneficially owned by the Selling Shareholders assuming all of the Ordinary Shares covered by this prospectus are sold.

The Ordinary Shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is current as of the date of this prospectus. The Selling Shareholders may from time to time offer and sell pursuant to this prospectus any or all of the Ordinary Shares being registered. The Selling Shareholders are under no obligation to sell all or any portion of such Ordinary Shares nor are the Selling Shareholders obligated to sell any Ordinary Shares immediately upon effectiveness of this prospectus. All information with respect to share ownership has been furnished by the Selling Shareholders.

Name	Shares Beneficially Owned Prior to Offering	Percent Beneficially Owned Prior to Offering(1)	Shares to be Offered	Amount Beneficially Owned After Offering	Percent Beneficially Owned After Offering(1)
Yaojun Liu	3,500,000	7%	3,499,999	1	0%
Yanli Han	760,000	1.52%	760,000	0	0%
Dechao Wang	740,000	1.48%	740,000	0	0%
TOTAL	5,000,000	10%	4,999,999	1	0%

(1)      Based on 50,000,000 Ordinary Shares issued and outstanding as of August 3, 2018.

None of the Selling Shareholders or their beneficial owners:

●	has had a material relationship with us other than as a shareholder at any time within the past three years; or

●	has ever been one of our officers or directors or an officer or director of our predecessors or affiliates

●	are broker-dealers or affiliated with broker-dealers.

The Selling Shareholders named above acquired their respective Ordinary Shares in private placement offerings that were exempt from registration under the Securities Act pursuant to Regulation D or Regulation S.

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Plan of Distribution

Since there is currently no public market established for our securities, the Selling Shareholders will sell at a fixed price of $[●] per share, the price at which we sell shares in our public offering pursuant to the registration statement of which this prospectus is a part. Once, and if, our Ordinary Shares are listed on the Nasdaq Capital Market and there is an established market for these resale shares, the Selling Shareholders may sell the resale shares from time to time at the market price prevailing on the Nasdaq Capital Market at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share; and

●	a combination of any such methods of sale.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Ordinary Shares or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The Selling Shareholders may also sell our ordinary shares short and deliver these securities to close out their short positions, or loan or pledge the Ordinary Shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Shareholders from the sale of the ordinary shares offered by them will be the purchase price of the ordinary shares less discounts or commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

129

Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The Selling Shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved, and in no case will the maximum compensation received by any broker-dealer exceed seven percent (7%).

The Selling Shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

Any underwriters, agents, or broker-dealers, and any Selling Shareholders who are affiliates of broker-dealers, that participate in the sale of the ordinary shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We know of no existing arrangements between any of the Selling Shareholders and any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation. See “Selling Shareholders” for description of any material relationship that a shareholder has with us and the description of such relationship.

To the extent required, our ordinary shares to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the ordinary shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

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Legal Matters

The validity of the ordinary shares offered hereby will be opined upon for us by Ogier. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Certain legal matters as to PRC law will be passed upon for us by Zong Heng Law Firm. Ortoli Rosenstadt LLP may rely upon Zong Heng Law Firm with respect to matters governed by PRC law.

The current address of Ogier is Floor 11 Central Tower, 28 Queen’s Road Central, Central, Hong Kong. The current address of Ortoli Rosenstadt LLP is 366 Madison Avenue, 3rd Floor, New York, NY 10017. The current address of Zong Heng Law Firm is Room 8A, Tower F, Fu Hua Mansion, No.8 Chaoyangmen North Avenue, Dongcheng District, Beijing. China.

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           4,999,999 Ordinary Shares

Fuqin Fintech Limited

PROSPECTUS

, 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Founding Transactions

Fuqin Fintech Limited was incorporated on June 23, 2017. The subscriber received 1 founder shares of our company upon incorporation. On July 4, 2017, the subscriber entered into certain equity interest transfer agreements with Yaojun Liu and transferred to Mr. Liu the founder share. The transaction was not registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on an exemption from registration set forth in Section 4(a)(2) thereof.

In connection with the incorporation, on July 4, 2017 and November 8, 2017, we issued 40,000,000 and 5,000,000 founders shares, respectively to Fortunes Capital Fintech Holding Limited and Huirong Investments Limited as part of the Reorganization. Both entities are under controlled by Mr. Huaishan Cao. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

Private Placement Financings

On July 4, 2017, we sold through a Section 4(a)(2) and/or Regulation D offering a total of 3,499,999 ordinary shares to Yaojun Liu, at a price of $0.0304 per share for an aggregate purchase price of $106,400. The transaction was not registered under the Securities Act in reliance on an exemption from registration set forth in Section 4(a)(2) and/or Regulation D promulgated hereunder as a transaction by the Company not involving any public offering.

On November 8, 2017, we sold through a Regulation S offering a total of 1,500,000 ordinary shares to two non-U.S. investors, at a price of $1.00 per share for an aggregate purchase price of $1,500,000. The transactions were not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation S promulgated hereunder as a transaction by the Company not involving any public offering. The securities were sold in an offshore transaction by a foreign issuer, to foreign investors, not using any directed selling efforts in the United States. These securities may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

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Item 8. Exhibits and Financial Statement Schedules

(a)      Exhibits. The following exhibits are included herein or incorporated herein by reference:

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement.
3.1**	Memorandum and Articles of Association of Fuqin Fintech Limited
4.1*	Specimen Ordinary Share Certificate
5.1*	Opinion of Ogier, Cayman Islands counsel of Fuqin Fintech Limited, as to the validity of the Ordinary Shares.
8.1*	Opinion of Ortoli Rosenstadt LLP, U.S. counsel of Fuqin Fintech Limited, as to U.S. federal tax matters.
8.2*	Opinion of Zong Heng Law Firm, PRC counsel of Fuqin Fintech Limited, as to certain PRC tax matters.
10.1*	Form of Subscription Agreement
10.2*	Form of Escrow Agreement
10.3**	Form of Private Placement Subscription Agreement for Regulation S investors
10.4**	Form of Private Placement Subscription Agreement for Regulation D investor
10.5**	Form of Employment Agreement
10.6**	Equity Interest Pledge Agreement among Fuqin Jinkong Fintech Development (Beijing) Co. Ltd. and Fuqin Hengye Technology Development (Beijing) Co. Ltd. and its shareholders
10.7**	Proxy Agreement and Power of Attorney among Fuqin Jinkong Fintech Development (Beijing) Co. Ltd. and Fuqin Hengye Technology Development (Beijing) Co. Ltd. and its shareholders
10.8**	Master Exclusive Service Agreement among Fuqin Jinkong Fintech Development (Beijing) Co. Ltd. and Fuqin Hengye Technology Development (Beijing) Co. Ltd. and its shareholders
10.9**	Business Cooperation Agreement among Fuqin Jinkong Fintech Development (Beijing) Co. Ltd. and Fuqin Hengye Technology Development (Beijing) Co. Ltd. and its shareholders
10.10**	Exclusive Option Agreement among Fuqin Jinkong Fintech Development (Beijing) Co. Ltd. and Fuqin Hengye Technology Development (Beijing) Co. Ltd. and its shareholders
14.1*	Code of Business Conduct and Ethics of the Company
21.1**	List of Subsidiaries
23.1†	Consent of ZH CPA LLC
23.2*	Consent of Ogier, Cayman Islands counsel of Fuqin Fintech Limited (included in Exhibit 5.1).
23.3*	Consent of PRC counsel of Fuqin Fintech Limited (included in Exhibit 8.2)
99.1**	Registrant’s waiver request and representation under Item 8.A.4

*	To be filed by amendment
†	Filed herewith.

**	Previously filed

(b)      Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the placement agreements certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

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(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering and such other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beijing, People’s Republic of China, on August 3, 2018.

Fuqin Fintech Limited

By:
Xingliang Li
Chief Executive Officer (Principal Executive Officer)

By:
Richard Chen
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

	Chairman of the Board	August 3, 2018
Huaishan Cao

	Director and Chief Executive Officer	August 3, 2018
Xingliang Li	(Principal Executive Officer)

	Chief Financial Officer	August 3, 2018
Richard Chen	(Principal Financial Officer and Principal Accounting Officer)

	Chief Technology Officer	August 3, 2018
Jun Lai

	Chief Operating Officer	August 3, 2018
Nan Du

	Chief Legal Officer	August 3, 2018
Lixin Yu

	Chief Marketing Officer	August 3, 2018
He Wang

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Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement on Form F-1, in the City of Newport Beach, California, on August 3, 2018.

By:	/s/
Richard Chen
Authorized Representative in the United States

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